Exhibit 99.B

DESCRIPTION OF THE
REPUBLIC OF SOUTH AFRICA

December 19, 2003

INCORPORATION OF DOCUMENTS BY REFERENCE

This document is an exhibit to the Republic of South Africa’s Annual Report on Form 18-K under the Exchange Act of 1934 for the fiscal year ended March 31, 2003. All amendments to such Annual Report on Form 18-K/A filed by South Africa following the date hereof shall be incorporated by reference into this document. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

In this document, the government of the Republic of South Africa is referred to as the “National Government” or the “South African Government”. The currency of the Republic of South Africa (“South Africa”) is the rand. In this document, all amounts are expressed in South African rand (“R” or “rand”) or U.S. dollars (“U.S.$”, “$” or “dollars”), except as otherwise specified. See “The External Sector of the Economy —

Reserves and Exchange Rates” for the average rates for the rand against the dollar for each of the years 1998 through 2002 and for the 11-month period ended November 30, 2003. On December 17, 2003, the noon buying rate for cable transfers of rand, as reported by the Federal Reserve Bank of New York, was R6.530 rand per dollar (or 15.31 U.S. cents per rand).

As used herein, one billion equals 1,000 million.

SUMMARY INFORMATION

The following summary tables do not purport to be complete and are qualified in their entirety by the more detailed information appearing elsewhere in this document.

Republic of South Africa

The following tables set forth certain summary statistics about the economy of South Africa, public finance and debt of the National Government for the periods indicated.

	1998	1999	2000	2001	2002		2003

	(millions of rand, except percentages)
The Economy
Gross Domestic Product (GDP)
Nominal(1)	738,926	800,769	888,454	983,450	1,120,895		1,198,772
Real(2)	591,267	603,291	624,485	641,243	664,075		675,433
Real % change from prior year	0.8%	2.0%	3.5%	2.7%	3.6%		2.2	%(8)
Change in deflator of private consumption (%)	6.6%	6.6%	6.7%	6.6%		9.3%		6.2	%(8)
Change in per capita earnings (%)(3)	(1.6)%	(0.9)%	1.1%	0.2%	3.1%		1.6%
Nominal GDP for fiscal year ended March 31	699,636	752,646	819,421	914,634	1,010,921		1,149,890
Total merchandise exports(4)	161,121	174,897	220,051	262,613	325,924		216,770	(7)
Unemployment rate (%)	25.2%	23.3%	25.8%	29.5%	29.4	%(9)	31.2	%(9)
Balance of trade(4)	10,416	24,872	30,209	41,009	46,101		22,445	(7)
Balance of payments
Current account	(12,867)	(3,926)	(3,653)	(2,816)	3,280		11,153	(7)
Financial account	17,300	32,515	2,220	(4,413)	18,728		11,941	(7)
Change in gross gold and other foreign reserves	6,677	28,943	15,111	68,577	(20,153)		8,288	(7)
Rand/Dollar exchange rate (average)	5.5316	6.1131	6.9353	8.6031	10.5165		7.6601	(10)
Consumer prices (2000=100)	90.2	94.9	100.0	105.7	115.3		121.9	(11)
Producer prices (2000=100)	86.6	91.6	100.0	108.4	123.8		126.2	(7)
Average annual yields for listed 5-10 year National Government debt securities	15.06%	14.92%	13.56%	11.39%	10.71%		9.75	%(11)
Average annual yields on bankers’ acceptances	16.74%	13.01%	10.10%	9.73%	11.61%		11.45	%(10)

		Fiscal Year	Fiscal Year		Revised
	Fiscal Year	1999-	2000-	Fiscal Year	estimate	Budget
	1998-1999(5)	2000(5)	2001(5)	2001-2002(5)	2002-2003	2003-2004

	(millions of rand, except percentages)
Public Finance
Consolidated Government Revenue	184,005.40	198,162.40	213,475.70	248,447.20	275,745.50	304,459.00
% of GDP(1)(5)	24.45%	24.18%	23.32%	24.55%	23.98%	24.82%
Consolidated Government Expenditure	201,416.20	214,749.90	233,941.90	262,589.80	291,822.90	333,965.40
% of GDP(1)(5)	26.76%	26.20%	25.56%	25.94%	25.37%	27.23%
Consolidated Budget Deficit	(17,410.80)	(16,587.60)	(18,350.00)	(14,142.60)	(16,077.40)	(29,506.40)
% of GDP(1)(5)	2.31%	2.02%	2.00%	1.40%	1.40%	2.41%
Net borrowing requirement	(15,589.30)	(10,834.70)	(17,663.70)	(11,496.30)	(13,747.30)	(30,165.10)
Change in cash and other balances (increase)	(3,301.10)	(2,595.20)	4,376.70	(2,970.60)	(1,650.60)	3,100.00

						At Nov. 30,
	1998	1999	2000	2001	2002	2003

	(millions of rand, except percentages)
National Government Debt
Internal debt of National Government	345,485	356,964	369,044	377,658	353,465	374,747
% of GDP(1)	46.76%	44.58%	41.54%	38.40%	31.53%	31.03%
External debt of National Government	15,842	20,025	31,118	66,619	79,877	75,099
% of GDP(1)	2.14%	2.50%	3.50%	6.77%	7.13%	6.22%
Total debt of National Government	361,401	391,420	409,363	465,196	468,856	486,423
% of GDP(1)(6)	48.91%	48.88%	46.08%	47.30%	41.83%	40.28%

(1)	At market prices.

(2)	At constant 1995 prices.

(3)	Gross National Income per capita.

(4)	Includes unclassified goods, balance of payments adjustments and net gold exports.

(5)	For fiscal year ended March 31.

(6)	Includes Gold and Foreign Exchange Contingency Reserve Account.

(7)	Through third quarter of 2003.

(8)	First three quarters of 2003 compared with the first three quarters of 2002.

(9)	As of June 2003.

(10)	At November 30, 2003.

(11)	Average for the period to October 31, 2003.

Source: South African National Treasury, South African Reserve Bank and Statistics South Africa.

INTRODUCTION

South Africa has been an established constitutional democracy since 1994, when it held its first fully democratic national elections. Mr. Thabo Mbeki was elected President in South Africa’s second fully democratic national elections in 1999, following the retirement of Mr. Nelson Mandela.

South Africa has the most developed economy in sub-Saharan Africa, with a gross domestic product (GDP) equal to more than four and a half times that of its six immediate neighbors combined and which comprised one third of the combined GDP of Sub-Saharan Africa in 2002. The major strengths of the South African economy are its manufacturing sector, its strong physical and economic infrastructure and its abundant natural resources, including gold, coal and uranium oxide.

During the past five years, the South African economy generally has been characterized by moderate real growth, moderate inflation and improved labor productivity and international competitiveness, although the strength of the rand in recent months has had a negative effect on the competitiveness of the country’s exports. During this same period, the South African Government has focused on consolidating and rationalizing National Government and provincial government finances, broadening the tax base and reducing the overall burdens of taxation and government debt as a percentage of GDP. Despite these efforts, due to unfavorable global economic conditions and the appreciation of the value of the rand, which increased by 21.5% in the first 10 months of 2003, real GDP growth decelerated to 2.2% in the first three quarters of 2003 compared to the same period in 2002. However, inflation has decreased markedly during the course of 2003, declining to 4.4% in October 2003.

Tax reforms over the last five years, designed to decrease income tax rates while broadening the tax base, have led to significant tax revenue growth with general government tax revenue increasing since the 1994-1995 fiscal year. Although substantial personal income tax relief has been granted since 2002, the tax/GDP ratio has remained stable. The National Government’s efforts to couple these tax reforms with fiscal consolidation over the last five years have led to significant progress, including a moderation in government consumption expenditure as a percentage of GDP, recovery of public sector capital formation, stabilization of the aggregate tax burden as a percentage of GDP, steady progress in reducing interest on public debt as a percentage of GDP and a marked reduction in the average interest rate on National Government debt.

The fiscal and economic improvements of recent years have come about as South Africa addresses a legacy of great divisions within the population, largely along racial lines, which have taken a heavy toll on human development and the economy. These divisions are evidenced by the chronically high formal sector unemployment rate (which the official estimate puts at 31.2%) and the widely divergent nature of the economy, in which vast sections of the populace still suffer significant inadequacies in areas such as housing, sanitation, health care and education, while a minority enjoys the benefits associated with a highly developed society. The National Government has expressed its firm intent to address South Africa’s social and developmental challenges within a consistent, growth-oriented fiscal and budgetary framework.

Within that context, the South African Government has proposed strong real growth in non-interest spending to 5.7% in the 2004-2005 fiscal year and averaging 4.4% per year over the next three years, giving priority to employment creation; reducing poverty; improving health services; combating the HIV and AIDS epidemic (including the distribution of anti-retroviral drugs); improving education; social grants, free basic services, accelerating housing development; improving police and justice services; and increasing support to South Africa’s engagement with regional forums such as the African Union and the New Partnership for Africa’s Development.

Taking into account these objectives, the National Government has adopted the following objectives for the three years covered in the Medium Term Budget Policy Statement published by the National Government in November 2003: growth in investment by general government; eliminating government losses in the years ahead; reducing interest on total public sector debt and stabilizing general government tax revenue at a rate of between 27% and 28% of GDP.

As the National Government pursues these goals, it recognizes that private sector confidence, respect for private property rights, co-operation between labor and management and reduced levels of criminal violence will continue to be important determinants in order to achieve sustainable economic growth in South Africa, with the long-term aim of creating jobs for all economically active South Africans. A dramatic increase in job opportunities will not be obtained easily or rapidly, and unemployment is unfortunately likely to remain a feature of the South African economy for some time to come. At the same time, efforts continue to be made to stimulate employment and growth while addressing human development needs. Noteworthy initiatives in 2003 included the Growth and Development Summit, which focused on policy initiatives to support long-term sustainable growth and development in South Africa.

REPUBLIC OF SOUTH AFRICA

Area and Population

South Africa is situated on the southern tip of the African continent, with the Atlantic Ocean to the west and the Indian Ocean to the east. The north of the country shares common borders with Namibia, Botswana, Zimbabwe and Mozambique. South Africa also shares common borders with the kingdoms of Lesotho and Swaziland. The total area of South Africa is approximately 1.2 million square kilometers (470,000 square miles), with over 3,000 kilometers (1,860 miles) of coastline. South Africa is divided into nine provinces: the Eastern Cape, Free State, Gauteng, KwaZulu-Natal, Mpumalanga, Northern Cape, Limpopo Province, North West and Western Cape Provinces. The terrain is varied, and includes the Savanna, with its mixed grasslands and trees; the Grasslands, where trees are found mainly on hills and alongside several river beds; the Karoo, which is an arid area; the Fynbos area of the eastern and southern Cape, which is characterized by lush vegetation; and the forests and high rainfall areas of the eastern escarpment.

South Africa’s population was estimated to be approximately 44,819,778 according to the census conducted in October 2001. Historically, South Africa’s population statistics were recorded by race. In the former racial classification that formed the basis for the apartheid system, “Black” referred to persons of original African indigenous origin, “Asian” to persons of Asian origin, “White” to persons of Caucasian ethnic origin and “Colored” to persons of mixed race. There is no longer any legal distinction by race, and the old classifications are no longer used by the South African Government. However, because of the country’s history of racial division, racial and ethnic differences have social and economic significance, and social and economic policies are judged partly by their ability to address disparities and discrimination and to equalize opportunities. Therefore, in this document reference to such racially classified statistics will be made occasionally to illustrate those disparities.

The breakdown of the population according to the latest census in 2001 by the former racial classifications was 79% Black, 9.6% White, 8.9% Colored, and 2.5% Asian. The life expectancy of the South African population for the five-year period ending 1996 (which is the most recent figure available) varies widely based upon racial classification and gender, ranging from 58.5 years for Colored men to 69.7 years for White men and from 66.8 years for Black women to 76.8 years for White women. The infant mortality rate for the same period also varies based on racial classification, ranging from an estimated 55 deaths per 1,000 births for Blacks to 10 deaths per 1,000 births for Whites.

There are 11 official languages in South Africa: Afrikaans, English, isiNdebele, isiXhosa, Sesotho sa Lebowa, Sesotho, Setswana, siSwati, Tshivenda, Xitsonga and

Zulu. It is estimated that approximately 65% of the population lives in urban areas. The most densely populated parts of South Africa are the four major industrialized areas: the Pretoria/Witwatersrand/Vereeniging area of Gauteng Province, which includes Johannesburg, the Durban/Pinetown/Pietermaritzburg area of KwaZulu-Natal Province, the Cape Peninsula area of Western Cape Province and the Port Elizabeth/Uitenhage area of Eastern Cape Province. These areas, which occupy only 4% of the country’s total surface area, account for more than a quarter of its population and over 50% of its urban population.

Government and Political Parties

The 1948 national election in South Africa saw the beginning of the formalization of the apartheid political philosophy of racial segregation, which was espoused by the National Party (NP) that came to power that year and marked by the legal subjection of Blacks, Coloreds and Asians to social, political, economic, residential and employment restrictions. The policies of the National Party government became entrenched in the early 1950s through the enactment of a series of apartheid laws formalizing these restrictions. During this period, the South African Government, in reaction to fierce opposition, banned the African National Congress (ANC), the South African Communist Party (SACP) and the Pan Africanist Congress (PAC). This led to a protracted struggle by these organizations against the National Party government. After winning the 1989 national election, under the leadership of State President F.W. de Klerk, the National Party began the process of dismantling apartheid. In 1990, State President de Klerk lifted the ban on political reform movements such as the ANC, the PAC and the SACP and, soon thereafter, released Nelson Mandela from prison. In 1991, certain key apartheid legislation was repealed and the Convention for a Democratic South Africa was convened in order to begin the negotiation of the basis of South Africa’s future democratic constitution. After protracted negotiations in constitutional talks that followed the breakdown of the Convention, agreement was reached on the text of a transitional constitution, which was enacted in 1993. The first fully democratic elections in South Africa’s history were held in 1994.

The new Constitution, which was adopted in 1996 and phased in between 1997 and 1999, provides for the separation of powers among the legislative, executive and judicial branches of the National Government. Under the Constitution, the bicameral Parliament, in which the legislative authority of the National Government is vested, is comprised of a National Assembly and a National Council of Provinces. The National Assembly consists of between 350 and 400 members elected on the basis of proportional representation pursuant to which political parties receive seats in proportion to the votes cast for the parties concerned. Of the 400 seats in the National Assembly, 200 seats are selected from provincial lists, with a fixed number allocated to each province. The remaining 200 seats are filled from national lists in order to ensure proportionality in accordance with the total number of votes cast for each party in the national election. The National Council of Provinces consists of 90 members, 10 from each of the nine provinces, elected on a proportional basis by the parties represented in the provincial legislatures. The Constitution provides for Parliamentary elections every five years. The next Parliamentary election is scheduled to occur in 2004. The Medium Term Expenditure Framework released in November 2003 has allocated funding for an additional 2000 voting stations in rural areas and in informal settlements in preparation for the 2004 elections.

The following table sets forth the percentage of the vote received by each party in the June 1999 election for the National Assembly, the latest national election in South Africa.

			Seats in
		% Of	National
	Votes	Votes	Assembly

African National Congress	10,601,330	66.4	266
Democratic Party	1,527,337	9.6	38
Inkatha Freedom Party	1,371,477	8.6	34
New National Party	1,098,215	6.9	28
United Democratic Movement	546,790	3.4	14
African Christian Democratic Party	228,975	1.4	6
Freedom Front	127,217	0.8	3
United Christian Democratic Movement	125,280	0.8	3
Pan Africanist Congress	113,125	0.7	3
Others	237,396	1.4	5

Total	15,977,142	100	400

Note: Numbers may not total due to rounding.

Source: South African Independent Electoral Commission.

The African National Congress (ANC) was founded in 1912 and is the most important party in South Africa in terms of the size of its electoral constituency support. The ANC, which served as the leader of the struggle against apartheid, is the ruling party in seven of the nine provinces. It also has recently entered into a power-sharing arrangement, termed Participatory Government, with the New National Party at the national, provincial and local levels.

The Democratic Party was founded in 1989, when the former Progressive Federal Party and the Independent National Democratic Movement merged. Mr. Tony Leon is currently the leader of the Democratic Party. Following the June 1999 elections, the Democratic Party joined with the New National Party to create the Democratic

Alliance, which became the official opposition and the ruling party of the Western Cape Province. In October 2001, the New National Party announced that it had suspended its participation in the Democratic Alliance. In November 2003, the Democratic Party joined with the Inkatha Freedom Party (IFP) to form the Coalition for Change, a political partnership aimed at presenting the electorate a viable alternative to the ANC in the upcoming 2004 National Parliamentary elections.

The Inkatha Freedom Party was founded in 1974. It is the ruling party of the KwaZulu-Natal Province, with a small majority of seats in the provincial legislature. The leader of the IFP is Chief Mangosuthu Buthelezi, who is also Minister of Home Affairs in the National Government. The IFP has called for increased devolution of political power from the National Government to the provinces and to traditional leaders. It has recently joined with the Democratic Party to form the Coalition for Change, as discussed in the preceding paragraph.

The National Party, founded in 1914, was the architect of the apartheid system, although it abandoned this policy following the election of State President de Klerk in 1989. In 1997, when Mr. F.W. de Klerk retired from politics, Mr. Marthinus van Schalkwyk was elected leader of the National Party. In 1998, the National Party changed its name to the New National Party. From June 1999 to October 2001, the New National Party participated in a coalition party, the Democratic Alliance, with the Democratic Party. It then suspended the alliance and has since entered into a power-sharing agreement with the ANC.

Under the terms of the Constitution relating to the national executive, the executive authority of the National Government is vested in the President, who serves as both Head of State and Head of Government. The President must be a member of the National Assembly and is elected by the National Assembly by majority vote, following which election the President must resign his or her seat in the National Assembly. Mr. Thabo Mbeki of the ANC succeeded Mr. Nelson Mandela as President in the June 1999 election, and Mr. Jacob Zuma was appointed the sole Executive Deputy President. The Constitution further provides for the establishment of a cabinet consisting predominantly of members of the National Assembly and the Council of Provinces, who retain their seats while in the Cabinet. Cabinet portfolios are allocated by the President. The Cabinet generally operates by consensus rather than by voting. The current Cabinet has 27 ministers who are members of Parliament, in addition to the President and the Executive Deputy President.

The South African legal system is based upon Roman-Dutch law and certain elements of English law, subject to the Bill of Rights contained in the Constitution. Judicial authority is vested in the courts, which are established by or pursuant to the Constitution. The Constitutional Court has jurisdiction as the court of final instance over all matters relating to the interpretation, protection and enforcement of the terms of the Constitution and is the court of first instance on any matter concerning the constitutionality of an Act of Parliament. Decisions of the Constitutional Court are binding upon all persons and upon all legislative, executive and judicial organs of state. All the judges of the Constitutional Court (excluding the president), Supreme Court and High Court are appointed by the President in consultation with the Cabinet and on the recommendation of the Judicial Service Commission, an independent body. Matters not falling within the jurisdiction of the Constitutional Court fall within the jurisdiction of the Supreme Court, which consists of an Appellate Division and various High Courts. Judgments of the Appellate Division are binding on all courts of a lower order, and judgments of the High Courts are binding on the lower courts within their respective areas of jurisdiction. The Minister of Justice may appoint as many judges to the High Courts as he or she deems fit, as well as appoint a commissioner of oaths, an administrator for the valuation of property and numerous commissioners for any court.

The Constitution states that South Africa is “founded on a commitment to achieve equality, to promote and protect human dignity, and to advance human rights and freedoms.” The Constitution enshrines the principles of the supremacy of the rule of law, universal adult suffrage, regular elections and multi-party democracy. The Constitution’s Bill of Rights is one of the world’s broadest, guaranteeing freedom of speech, movement and political activity, and giving those accused of crimes many legal protections, including the right to a speedy trial and the right to remain silent. Among other things, the Bill of Rights enshrines the right to adequate housing, food, water, education and healthcare, and prohibits discrimination on the basis of race, gender, sexual orientation, age, pregnancy or marital status.

The Constitution provides for provincial and local government in addition to government at the national level. Local governments include various local authorities, such as townships and municipalities. The nine provinces were created by the transitional constitution, replacing the former arrangement of four provinces, the four former states of Transkei, Bophuthatswana, Venda and Ciskei (the “TBVC states”) and the six formerly self-governing territories. Each province has its own provincial legislature of between 30 and 100 members and its own chief executive, the Premier. The powers of the Premier are exercised in consultation with a provincial executive council, which is constituted in a manner similar to the Cabinet in the National Government. The provinces exercise limited power on a national level, principally through their representatives in the National Council of Provinces and also through their power to block Parliamentary action affecting the constitutional position and status of the provinces. Although the Constitution allocates certain powers directly to the new provinces, the National Government is granted the power to override the authority of the provinces in certain circumstances. Beginning in 2001, the provinces have been given limited taxing power, subject to approval by the Minister of Finance, and the National

Government also has increased transfers to provincial and local governments in order to accelerate the delivery of basic services to households.

South Africa’s first non-racial local government elections took place on a staggered basis, with all nine provinces having held such elections by 1996. A 60% turnout was recorded, with the ANC receiving approximately 72% and the NP receiving approximately 21% of the total vote. These elections completed the transition to democracy, and democratically elected representatives now serve at all three levels of government. The most recent local government elections were held in December 2000.

Apartheid Reparation

In late March 2003, the Truth and Reconciliation Commission (“TRC”) delivered its final report to President Thabo Mbeki. The National Government had established the TRC in 1996 for the purpose of investigating human rights abuses and politically motivated crimes between 1960 and 1994. The final report contained a number of observations and recommendations for consideration by the National Government. In a speech to Parliament and the South African nation in mid-April 2003, President Mbeki announced the granting of a one-time payment of R30,000 each to approximately 22,000 victims of apartheid or their surviving families, for a total of R660 million, to be paid in the current fiscal year. These payments are expected to be funded out of the President’s Fund, which was established for this purpose by the Promotion of National Unity and Reconciliation Act of 1995. By way of regulations made by the President, amounts are paid from the Fund to victims whose human rights were grossly violated. These payments are in addition to other material commitments the National Government already has made to particular victims of apartheid, including programs regarding medical benefits, educational assistance and provision of housing, as well as the payment of interim reparations to the thousands requiring the most urgent assistance. On November 12, 2003, the regulations empowering these reparation payments were passed, and the National Government has since commenced this process.

President Mbeki emphasized the importance of cooperative and voluntary partnerships to reconstruct and develop South African society, citing the many continuing consultations by the National Government with the South African business community to examine ways that the business community can contribute to this undertaking. The National Government intends to intensify work in many of these areas, including poverty eradication, programs such as Black Economic Empowerment, encouraging individual corporate social responsibility projects, implementing equity legislation and improving the work of the Business Trust, a private initiative partnership between 145 South African companies and the National Government which provides voluntary private sector funding, based on each contributor’s total market capitalization, for community development projects under government direction. In light of the importance of this wide range of efforts underway in South Africa, President Mbeki stated that he did not believe that imposition of the one-time wealth tax on South African companies proposed by the TRC would be appropriate. In addition, President Mbeki, citing the TRC recommendation of a reparation fund to which the companies doing business in South Africa during the apartheid era should make contributions, stated that all South Africans should make voluntary contributions in the pursuit of a goal of a non-racial society, rather than simply a more limited group.

Medium Term Budget Policy Statement

The Medium Term Budget Policy Statement (MTBPS), which is a preliminary statement issued in advance of each annual budget, outlines in detail the National Government’s fiscal framework and expenditure plans. The MTBPS sets out policy considerations and helps to promote public discussion of spending proposals. The MTBPS includes the proposed division of revenue among national, provincial and local government. Provinces, in particular, benefit from a clear statement of the proposed division of revenue in advance of the new financial year, assisting them in planning their spending and formalizing their budgets.

The Medium Term Expenditure Framework (MTEF) is contained within the MTBPS and sets out expenditure planning on a three-year basis and provides a framework in which to align spending plans and policy making and lends transparency to the National Government’s plans for the future. The MTEF allows the National Government to make spending changes in the context of policy developments and improvements in service delivery.

The budget framework is designed to achieve the overwhelming priority of meeting the socio-economic needs of all South Africans by increasingly focusing on poverty reduction, social service delivery and public infrastructure development. The latest MTBPS, published on November 12, 2003, seeks to promote growth and development through investment in infrastructure, reinforcing education and skills development, support for targeted poverty reduction programs and continuing improvements in public service delivery. Following the strengthening of the rand in 2002 and 2003, a marked reduction in inflation and lower interest rates, the South African economy is well placed to take advantage of both an international recovery and buoyant domestic demand to achieve these objectives.

The 2003 MTBPS outlines certain policy priorities, including the acceleration of growth; employment creation; broader participation in the economy; poverty reduction through social grants targeted at children in need, labor-intensive public works programs and skills training for the unemployed; transformation of universities; increased efforts at land reform; continued investments in housing and basic water, sanitation, energy, transport and communication services; the reformation of the police and the judicial system; and greater financial support for black empowerment initiatives.

These policy objectives are to be accomplished within a fiscal policy framework that retains a moderate overall tax burden, declining debt service costs as a percentage of GDP, strong growth in public sector investment spending and a rising share of the national budget allocated to provincial services and support for municipalities.

Land Reform

Land reform in South Africa is a complex issue both because of the apartheid era’s legacy of dispossession and because of current human development challenges. The task before the National Government is to facilitate the equitable transfer of land to historically disadvantaged South Africans within the framework of the judicial process and the Constitution’s protection of private property rights.

The National Government has developed a land reform strategy focused on the twin goals of transferring land to historically disadvantaged South Africans and of reforming land law and policy so as to create greater security of tenure, address rural poverty and contribute to economic growth. The key elements of the land reform program — restitution, redistribution and tenure reform — were outlined in a 1997 White Paper on Land Affairs. Restitution involves either returning land or providing alternative compensation to persons who have been deprived of their land; redistribution encourages land purchases by poor South Africans, with the help of government grants; and land tenure reform aims to create a unified and secure system of landholding.

These strategies have evolved against the backdrop of the Constitution’s recognition of existing property rights and its commitment to upholding the rule of law and judicial process. The Communal Lands Bill 2002 articulates the National Government’s approach to land reform in setting forth new policies for land transfer and registration and land law rationalization, as well as in emphasizing a range of judicial and administrative protections against arbitrary takings of land. The National Government also continues to consult with landholders and community representatives in its efforts to move towards a sustainable framework for land management.

Land reform and restitution programs remain central to the National Government’s poverty alleviation strategy. The Land Redistribution for Agricultural Development (LRAD) program, which commenced in 2001, is transferring land at an accelerating pace, but faces challenges in ensuring that adequate agricultural support services follow the transfer of land.

Since 1994, 1.8 million hectares of land have been transferred under the redistribution program to about 137,478 households. Approximately 80% of these transfers occurred between 1997 and 2002. By 2002, approximately 68,000 claims for restitution had been lodged, of which 72% related to urban areas and 28% related to rural areas. A total of 36,489 claims for restitution have been settled involving about 85,000 households. For urban claims there has mostly been financial compensation for victims of forced removals and the total compensations made by December 2002 was R1.2 billion. For the rural claimants the restitution has mainly taken the form of restoration of land; by December 2002 approximately 571,232 hectares had been restored at a cost of approximately R442 million.

The National Government’s expectation is that approximately 30% of South Africa’s agricultural land will be redistributed over the next 15-20 years. It hopes in the process to improve rural incomes, sustain agricultural productivity and stimulate wealth creation through the rationalization of land tenures. A further anticipated benefit is the release of land for new residential construction and infrastructure development.

Mining Industry Reform

Mining in South Africa has historically been undertaken largely by the private sector. The most important mining houses in South Africa include the Anglo American/De Beers Corporation of South Africa Ltd., Anglovaal Mining Ltd. (Avmin), BHP Billiton SA, Gold Fields Ltd., Impala Platinum Holdings Ltd and Rand Mines. These corporations, together with their affiliates, are responsible for the majority of the gold, diamond, uranium, zinc, lead, platinum, coal and silver production in South Africa.

In 2002, 778 mines and quarries operated in the country, employing approximately 416,925 workers, the bulk of whom (199,311) were employed in the gold mining industry.

In October 2002, the National Government enacted the Mineral and Petroleum Resources Development Act. This Act defines the entire regulatory environment of the mining industry.

The Act’s main objectives are:

•	granting to the state custodianship of mineral resources, in keeping with international norms;

•	promoting equitable access to the nation’s mineral resources;

•	expanding opportunities for historically disadvantaged persons within the mining industry;

•	promoting economic growth in South Africa;

•	promoting the advancement of the social and economic welfare of all South Africans through increased employment in the sector;

•	providing for security of tenure in respect of prospecting and mining operations;

•	ensuring that South Africa’s mineral resources are developed in an orderly and ecologically sustainable manner; and • ensuring that holders of mining rights contribute towards the socio-economic development of the areas in which they are operating.

The Broad Based Socio-Economic Empowerment (BBSEE) Charter, also referred to as the Mining Charter, which was announced in October 2002, furthers reforms the mining industry in South Africa. The vision of the empowerment charter is to create a globally competitive mining industry that reflects a non-racial South Africa and draws on the human and financial resources of, and offers real benefits to, all South Africans.

The purpose of the Mining Charter is to transform South African mining so that it:

•	facilitates meaningful and sustainable change in the ownership and equality profile of companies in the industry;

•	improves the racial and gender composition of employees, including those in management positions;

•	provides training and skills development;

•	improves the distribution of employment equity;

•	establishes developmental strategies with a special focus on host communities and communities that provide the majority of mine labor;

•	encourages urban renewal;

•	encourages production of mineral-based higher value goods and job creation;

•	maintains investor confidence; and

•	encourages wealth creation in the industry.

Human Resource Development. The Mining Charter directs mining companies to provide basic adult education to increase the levels of literacy and numeracy and to ensure minimum skill levels among employees beyond the duration of their employment.

Employment Equity. The Mining Charter requires that within five years, 40% of management should be comprised of historically disadvantaged South Africans and that, within the same timeframe, women should comprise 10% of the overall labor force in the mining industry. Adherence to these requirements will necessitate industry participants to identify talented employees for accelerated training.

Ownership and Joint Ventures. The Mining Charter further mandates that 26% of industry assets are to be transferred to historically disadvantaged South Africans within 10 years. To ensure substantive progress is made, the industry aims to achieve 15% of this target within five years. To this end, the industry has already offered to facilitate empowerment transactions valued at R100 billion.

Mining companies have shown a positive response to this legislation generally, and to the ownership transfer requirements in particular. The following table sets forth examples of ownership transfer transactions undertaken in the spirit of the Mining Charter.

Selected Mining Ownership Transfer Transactions

	Black Economic	Estimated
Mining	Empowerment	Remaining Life of	Capital Expenditure or
Company	Entity	Mine	Transaction Value

Harmony	African Vanguard Resources	20 years	R250 million

Avmin	TISO	20 years	R1 billion (CAPEX)

Anglo Platinum	Royal Bafokeng	25 years	R774 million

DRD	Khumo Bathong Holding	At holding co. level	R173 million

ARM and AngloPlats	Modikwa	100 years at 308 000 oz p.a.	R1.6 billion (CAPEX)

Implats	Mmakau and Community-Based Consortium	22 years at 103 000 oz p.a.	R1.4 billion (CAPEX)

Kumba Resources	Eyesizwe	10 years	R280 million

Randgold	Phikoloso	n/a	R268 million

n/a = not available

The Department of Minerals and Energy expects that during 2004 the Mining Titles Registration Amendment Bill and the Beneficiation Bill, each of which aims to remove entry barriers to the mineral beneficiation sector, will both be enacted.

Crime Prevention

Reduced levels of criminal violence are expected to continue to be important determinants of private sector confidence, foreign direct investment and sustainable economic growth in South Africa.

Beginning in 1994, an extensive process of integration and rationalization, followed by a comprehensive transformation process, was undertaken to create the current South African Police Service in accordance with the requirements of the Constitution. This effort has resulted in a unified national police service, which has been accepted as legitimate and credible by the majority of South Africans.

A new crime reduction policy was adopted in 2000, designed to ensure that priority is given to areas identified with high incidences of serious, violent and organized crimes over a three-year period to enable normal crime management and to create a climate conducive to socio-economic development. This approach is being augmented by comprehensive strategies to address the proliferation of firearms and crimes against women and children. In addition, specific emphasis has been placed on cooperation among relevant governmental departments in addressing crime and its causes in prioritized areas.

Reducing serious and violent crime remains a top priority of the National Government. Recent legislation has tightened restrictions on possession of firearms and provided that proceeds from forfeitures in connection with organized crime are to be used to fund law enforcement activities.

In February 2002, the National Government announced that crime prevention efforts had been strengthened through supplementary budget allocations to national departments in the criminal justice sector. These allocations will allow the South African Police Service to increase its personnel by approximately 16,200 police officials and 12,400 civilian employees over the medium term, a total increase of approximately 28,600 employees. The allocations will also strengthen the administration of justice, improve court services and build additional prison capacity. In the Medium Term Expenditure Framework, published in November 2003, the National Government has proposed to enhance the effectiveness of the South African Police Service through the hiring of an additional 3,000 personnel over the next 6 months and the expansion of the vehicle fleet and IT infrastructure.

The strategy and plans of the National Government in this regard are anchored in the National Crime Prevention Strategy (NCPS), which calls for the cooperation of several government departments. Two elements of the NCPS have thus far borne visible results: the National Crime Combating Strategy, an approach that prioritizes crimes and allocates resources accordingly and the Integrated Justice System, which focuses on enhancing the criminal justice system.

The National Government is making an impact on crime. Data released by the South African Police Service indicates that with the exception of “common assault” and “other theft,” all 20 serious crime trends and the four sub-trends of robbery with aggravating circumstances have recently stabilized or are decreasing compared to the comparable figures for 1994. The systems of gathering and processing statistical data have also improved. For example, the data indicates a very constant and significant decrease in the murder rate between 1994 and 2002. The total decrease between 1994 and 2003 was 30.7%. High profile robberies, namely vehicle hijackings and bank-related robbery, have fallen by 33.7% and 52.2%, respectively, since data was first released in 1996.

International Relations

After becoming a republic in 1961, South Africa became increasingly isolated politically from other nations and subject to economic, cultural and political sanctions by the international community because of the apartheid system. Beginning in 1990, there was a gradual easing of sanctions and South Africa has now re-established its links with the outside world. South Africa maintains diplomatic relations with 139 countries, of which 107 maintain resident missions in South Africa. Seventeen international organizations maintain resident missions in South Africa.

South Africa was a founding member of the United Nations in 1945. In 1994, South Africa resumed its seat in the United Nations General Assembly, from which it had been prevented from participating since 1974. In 1994, South Africa also rejoined the Commonwealth, from which it had withdrawn shortly after it became a republic in 1961. South Africa is also a donor country to the International Development Association, the concessional lending arm of the World Bank, and is a member of its political risk insurance arm, the Multilateral Investment Guarantee Agency.

South Africa recently has been included in the major forums established to oversee the international financial architecture, including the G-22, the Financial Stability Forum and the G-20 of “systemically significant” countries. The G-20 focuses on exchange rate management, external liability management, international implementation of codes and standards and measures to ensure private sector participation in avoiding and resolving financial crises. It is hoped that the knowledge gained through South Africa’s participation will assist in further strengthening the financial sector and improving South Africa’s profile as an investment destination.

South Africa is a founding member of the General Agreement on Tariffs and Trade, participated in the Uruguay Round of Multilateral Trade Negotiations and acceded to the Marrakesh Agreement in 1994. South Africa became a founding member of the World Trade Organization (WTO) upon its establishment in 1995. Furthermore, Canada, the European Union, Hungary, Japan, Norway and the United States have included South Africa in their generalized system of preferences. South Africa also recently played an important role in the launch of the new WTO Doha Round and participated in the WTO Ministerial conference in Cancun, Mexico. In October 1999, South Africa signed an Agreement on Trade, Development and Cooperation, known as the European Trade Agreement, with the European Community to consolidate strategic links between South Africa and its largest trade and investment partner.

South Africa is a founding member of the International Monetary Fund (IMF) and has always been regarded as a member in good standing with full access to technical and financial assistance from the IMF. South Africa’s quota in the IMF is SDR1,365.4 million, and its 13,904 votes account for 0.93% of the total number of votes. This places South Africa in the 23rd position in terms of voting power. In 1993, South Africa drew down SDR614.4 million from the IMF to compensate for a shortfall in agricultural exports resulting from the severe drought that affected southern Africa in 1992. This was fully repaid in December 1998, and South Africa has not borrowed from the IMF since.

South Africa is a founding member of the International Bank for Reconstruction and Development, known as the World Bank, and of its private investment arm, the International Finance Corporation. With the first fully democratic national elections in 1994, South Africa regained the full rights and obligations of membership of the World Bank and its affiliated agencies, from which it had previously been suspended. Cooperation between South Africa and the World Bank has continued to develop since the signing of a memorandum of understanding in 1995. South Africa has assumed responsibility for the identification and design of development projects with the assistance of the World Bank. To date, South Africa has accessed two loans from the World Bank in the amounts of U.S.$15 million and U.S.$24.5 million. South Africa is the only African country to participate in the International Development Association (IDA), which is the World Bank’s concessional lending window. South Africa is contributing R83.1 million to the latest IDA replenishment cycle for the period July 1, 2002 to June 30, 2005.

South Africa is a member (and the first chair) of the New Partnership for Africa’s Development (NEPAD), a policy framework for Africa’s development approved by several African leaders in 2001. NEPAD’s goals include promoting sustainable development and reducing poverty in Africa, enhancing market access in and investment flows to African nations and encouraging the spread of democratic and accountable governance throughout the continent. South Africa is playing a significant role in the institutionalization of NEPAD, and has committed funds in its 2002 and 2003 budgetary plans.

South Africa has also promoted the interests of developing countries with regard to poverty reduction, debt relief and the democratization of international relations through its work at the G-20, participation in the IMF, discussions with the Group of Eight Industrialized Countries (G-8) at their summits, and through initiatives at other international fora.

Regional Arrangements

South Africa is a member of the Southern Africa Customs Union. In addition to South Africa, the customs union presently encompasses Botswana, Lesotho, Namibia and Swaziland (the “BLNS countries”). The customs union is intended to promote trade among its members. Goods flow freely among the customs union members, unimpeded by internal tariffs or quantitative restraints. There is a common tariff on goods imported from outside the customs union. All import duties or tariffs collected on goods imported from outside the customs union are paid into a common pool. South Africa makes payments from the pool annually to the BLNS countries according to the current formula, which takes account of these countries’ imports and their production and consumption of dutiable (excisable) goods, as well as non-trade related payments. Due to the unavailability of timely import statistics, payments to the BLNS countries are based on the import statistics of the previous two years. In light of dissatisfaction with certain aspects of the customs union agreement and changed circumstances, a far-reaching re-examination of the customs union agreement has been undertaken. A new agreement of the member countries was signed in October 2002. It is hoped that the new agreement will simplify tariffs and enable poorer member states to access increased funds from the customs pool. In addition, the customs union has commenced negotiations with the United States and the European Free Trade Area in May 2003 with a view to a bilateral free trade agreement; it is anticipated that these negotiations will not conclude until 2005.

All customs union members other than Botswana are also members of the Common Monetary Area (CMA). By the time that Lesotho and Swaziland became independent states in the late 1960s, their economies had become integrated inextricably with the South African economy. Previously existing policies of financial and economic cooperation were formalized when the CMA agreement came into existence. After its independence, Namibia joined the CMA in 1992, which formalized its hitherto unofficial membership. The CMA allows for the unrestricted transfer of funds within the monetary area, a common capital market and substantially uniform exchange control regulations with respect to the rest of the world. The Multilateral Monetary Agreement provides for a uniform exchange control border around the four participating countries. The generally similar exchange control regulations of these countries enable the area to share its scarce resources, namely domestic savings and foreign exchange. Under certain circumstances, South Africa’s CMA partners may approach the South African Reserve Bank for short-term financial assistance. They also have access to South Africa’s foreign exchange markets.

By virtue of the CMA, South Africa’s monetary policy also applies in practice to a large extent in Lesotho, Namibia and Swaziland. The CMA permits the monetary authorities of Lesotho, Namibia and Swaziland to issue their own domestic currencies. These currencies are fully convertible at fixed exchange rates with the rand under the terms of the CMA. By eliminating the risks of currency fluctuations, the CMA enhances trade among CMA nations. The rand is regarded as legal tender in Lesotho and Namibia but not in Swaziland. However, the central banks of Lesotho and Namibia are obliged to cover fully their domestic currency note issues by an equivalent amount of rand holdings. Lesotho and Namibia qualify for an annual payment of compensation, pursuant to an agreed formula, by South Africa for their use of the rand as currency, whereas Swaziland receives no such compensation.

In 1994, South Africa became a member of the Southern African Development Community (SADC), which aims to promote regional economic development and stability. The SADC assigned to South Africa the responsibility of overseeing the finance and investment sector. South Africa’s mandate is to facilitate the process of “community building” in the region through gradual, progressive integration of the region’s financial systems; to harmonize and coordinate the efforts and key policies of individual governments to permit capital to flow freely within the SADC; and to encourage increased inflows of capital from outside the region. The SADC has also established a Regional Indicative Strategic Development Program, which is intended to provide SADC member states with a coherent and comprehensive development agenda on social and economic policies over the next decade, to align the SADC with the NEPAD aims and make the SADC an effective implementation agent for NEPAD and the African Union.

The Committee of SADC Stock Exchanges, established in 1997, is pursuing initiatives such as harmonizing listing requirements; facilitating dual listings; introducing depository receipts; promoting cross-border investment; harmonizing procedures for clearing and setting stock exchange transactions; introducing entry-level qualifications for market practitioners; and establishing e-mail and internet links among the stock exchanges.

Since 1995, the South African Reserve Bank has participated in the activities of a separate Committee of Central Bank Governors in the SADC to pursue closer monetary cooperation between regional central banks and to promote financial and economic development. The committee provides a forum for the exchange of ideas on economic development and financial policies and has contributed significantly to better intra-regional cooperation on issues of central banking.

South Africa recently has finalized free trade negotiations with the members of the SADC. The SADC Protocol on Trade, intended to lead to the creation of a duty-free area in the SADC over an eight-year period, was implemented in 2000. In the near term, the implementation is expected to involve greater cooperation between customs authorities in procedures and monitoring of trade in the region. In the long term, it is hoped that strong regional economic cooperation will increase the competitiveness of the region by improving production costs, efficiency and technology transfer. The SADC is also working toward the creation of a free trade area by 2004, developing an efficient transport and communications network within the sub-continent and coordinating security arrangements and regional crime prevention policing, with specific attention given to money laundering, drug trafficking, illegal migration and extraditing criminals.

An agreement was reached in 1995 regarding South Africa’s membership and participation in the activities of the African Development Bank (AfDB). South Africa initially agreed to acquire shares representing 1% of the AfDB’s share capital and announced its intention to acquire further shares in the future so that its shareholding was more commensurate with the relative size of its economy. In August 2001, South Africa increased its shareholding to approximately 4% of the AfDB share capital, making it the fifth largest shareholder. South Africa also represents Lesotho, Malawi, Mauritius, Swaziland and Zambia on the AfDB board of directors. South Africa is the only African country that participates in the African Development Fund (ADF), which provides financing on concessional terms to low-income African countries that are unable to borrow on the concessional terms of the AfDB. South Africa expects to contribute R24.77 million to the latest replenishment cycle of the ADF over the 2002-2004 fiscal period.

HIV and AIDS

At the end of 2002, there were an estimated 5.3 million people who were HIV positive in South Africa. This figure includes approximately 2.95 million women between the ages of 15 to 49 and 2.3 million men between the ages of 15 to 49. It is estimated that 26.5% of pregnant women in South Africa were HIV positive in 2002 and 91,271 babies were infected through mother-to-child transmission.

Being cognizant of the tremendous social and economic impact this epidemic can have on the country, the National Government has prioritized the curtailment and treatment of this disease. In order to facilitate the National Strategic Plan for HIV and AIDS 2000-2005, the Cabinet has approved an operational plan for comprehensive treatment and care for HIV and AIDS. This plan includes the introduction of antiretroviral treatment for all infected South Africans, the expansion of programs aimed at boosting the immune system and slowing down the effects of HIV infection (including the option of traditional health treatments for those who use these services), improved efforts in treating opportunistic infections for those who are infected but have not reached the stage at which they require antiretroviral drugs, enhancement of the prevention campaign, a sustained education and community mobilization program, intensified support for families affected by HIV and AIDS, the development of service points which will give citizens access to a continuum of care and treatment and a public education campaign to prepare patients for what is expected of them.

The delivery of care anticipated under the plan will require the recruitment of thousands of health professionals and a very large training program to ensure health workers’ competence for the safe, ethical and effective use of medicines.

Total government expenditure on the plan, including amounts spent directly by provincial health departments, is expected to exceed R3 billion in 2004-2005, R4 billion in 2005-2006 and R4.8 billion in 2006-2007. Over one-half of this budget will be allocated to upgrading health care infrastructure and public awareness programs. The Cabinet has announced that the funds allocated to the plan will be in addition to funds already appropriated for health care and social services.

THE SOUTH AFRICAN ECONOMY

Overview

General. South Africa has the most developed economy in Sub-Saharan Africa with a gross domestic product (GDP) equal to more than four and a half times that of its six immediate neighbors combined and which comprised one third of the combined GDP of all of Sub-Saharan Africa in 2002.

The South African economy varies widely, ranging from “first-world” levels of development, to an informal sector typical of developing countries, and to urban shantytowns and subsistence agriculture. A primary legacy of the apartheid era in which government expenditure was channeled to Whites in preference to other racial groups, is inequality in the economy. According to the 1996 census (which provides the most recent figures available for this data), Whites who then constituted a minority of approximately 11% of the total population as a group earned over 20% of the total income earned, while Blacks, totaling over 76% of the total population, earned approximately 62% of the total income and were among the poorest in the country.

GDP. The South African economy, which had experienced average growth of real GDP of 1% per year from 1985-1994, began to experience significant growth concomitantly with decreased political uncertainty following the successful conduct of the country’s first fully democratic elections in 1994. Growth in real GDP in 2000 accelerated to 3.5%, the highest growth rate since 1996, but slowed to 2.7% in 2001. In 2002, real GDP increased by 3.6%. However, real GDP growth has since decelerated to 2.2% during the first three quarters of 2003 as compared to the same period of 2002, due to the effect of the appreciation of the rand on export-oriented sectors.

The following tables set forth nominal and real GDP and expenditures for the periods indicated.

GDP Summary

	1998	1999	2000	2001	2002	2003(6)

Nominal GDP(1)(2)(4)	738,926	800,769	888,454	983,450	1,120,895	1,198,772
Real GDP(1)(4)(5)	591,267	603,291	624,485	641,243	664,075	675,433
Real % Change	0.8%	2.0%	3.5%	2.7%	3.6%	2.2%
Population(3)	41.9	42.8	43.7	44.6	45.4	n/a
Per capita GDP (Nominal)(4)	17,620	18,697	20,338	22,075	24,674	25,945
Per capita GDP (Real)(4)(5)	14,099	14,086	14,295	14,393	14,618	14,619

(1)	Millions of rand.

(2)	At market prices.

(3)	Millions.

(4)	Rand.

(5)	In constant 1995 prices.

(6)	Through the third quarter of 2003, at seasonally adjusted and annualized rates.

Source: South African Reserve Bank.

GDP and Expenditures(1)

	1998	1999	2000	2001	2002	2003(4)

	(millions of rand)
Real GDP at market prices	591,267	603,291	624,485	641,243	664,075	675,433
Add: Imports of goods and services	140,823	130,374	139,668	140,030	144,408	153,762

Total supply of goods and services	732,090	733,665	764,153	781,273	808,483	829,195
Less: Exports of goods and services	148,722	150,813	163,442	167,523	165,217	160,305

Total goods and services available for domestic expenditure	583,368	582,852	600,711	613,750	643,266	668,890

Domestic Expenditure
Final consumption expenditure by households	375,257	380,636	393,821	406,264	419,236	429,556
Final consumption expenditure by general government(2)	104,206	104,475	107,672	111,151	115,294	119,284

Final consumption expenditure	479,463	485,111	501,493	517,415	534,530	548,840
Gross fixed capital formation	104,955	95,605	97,129	99,141	105,159	112,941
Change in inventories	(2,609)	2,267	4,356	1,612	5,737	7,368
Residual item(3)	1,559	(655)	(2,671)	(4,418)	(2,160)	(259)

Total gross domestic expenditure	583,368	582,852	600,711	613,750	643,266	668,890

Note: Numbers may not total due to rounding.

(1)	At constant 1995 prices.

(2)	Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.

(3)	Represents the difference between the calculation of GDP according to the expenditure and production method.

(4)	Through the third quarter of 2003 at seasonally adjusted and annualized rates.

Source: South African Reserve Bank.

GDP and Expenditures(1)

	1998	1999	2000	2001	2002	2003(4)

	(as percentage of real GDP)
Real GDP at market prices	100.0	100.0	100.0	100.0	100.0	100.0
Add: Imports of goods and services	23.8	21.6	22.4	21.8	21.7	22.8

Total supply of goods and services	123.8	121.6	122.4	121.8	121.7	122.8
Less: Exports of goods and services	25.2	25.0	26.2	26.1	24.9	23.7

Total goods and services available for domestic expenditure	98.7	96.6	96.2	95.7	96.9	99.0

Domestic Expenditure
Final consumption expenditure by households	63.5	63.1	63.1	63.4	63.1	63.6
Final consumption expenditure by general government(2)	17.6	17.3	17.2	17.3	17.4	17.7

Total final consumption expenditure	81.1	80.4	80.3	80.7	80.5	81.3
Gross fixed capital formation	17.8	15.8	15.6	15.5	15.8	16.7
Change in inventories	(0.4)	0.5	0.7	0.3	0.9	1.1
Residual item(3)	0.3	(0.1)	(0.4)	(0.7)	(0.3)	0.0

Total gross domestic expenditure	98.7	96.6	96.2	95.7	96.9	99.0

Note: Numbers may not total due to rounding.

(1)	At constant 1995 prices.

(2)	Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of public authorities. Public authorities include National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.

(3)	Represents the difference between the calculation of GDP according to the expenditure and production methods.

(4)	Through third quarter of 2003.

Source: South African Reserve Bank.

Total gross domestic expenditure increased by 4.8% in real terms in 2002, as compared with 2.2% in 2001. This increase was largely caused by the growth in demand. Accumulated gross domestic expenditure for the first three quarters of 2003 was approximately 4.5% higher in real terms than in the corresponding period of 2002.

The growth in real final consumption expenditure by households, which accounted for approximately 61.5% of aggregate GDP in 2002, accelerated significantly from an increase of 1.4% in 1999 to 3.5% in 2000 and continued to grow at approximately 3% in 2001 and 2002. Annualized real final consumption expenditure by households increased by approximately 3% in the first three quarters of 2003.

Real final consumption expenditure by general government, which had declined by 2.1% in 1998, displayed almost no growth in 1999 and increased by 3.1% in 2000, increased by 3.2% in 2001 and accelerated to 3.7% in 2002. As a percentage of GDP, government consumption expenditure was approximately 18.5% during 2002 and increased slightly to an average of 19% during the first three quarters of 2003. Government consumption expenditure on goods and services such as health care has increased in accordance with the government’s policy of prioritizing delivery of social services.

Real gross fixed capital formation increased by 6.1% in 2002, up from 2.1% in 2001 and at an average annualized rate of 5% in the first three quarters of 2003. The increases in 2002 and 2003 can be attributed to increased investment spending by the private sector and general government and public corporations.

After a decline of 3.3% in 1999, real fixed capital outlays by private business enterprises increased by 6.2% in 2000 and 4.9% and 5.1% in 2001 and 2002, respectively, continuing at an average seasonally adjusted annualized rate of 7% in the first three quarters of 2003. Each of the principal sectors of the economy contributed to the expansion of private fixed capital formation in 2002. Public corporations increased their capital spending by 8.1% in real terms in 2002, following a reduction of 4% in 2001. Real fixed capital formation by the general government increased by 10.1% in 2002, after a decline of 7.9% in 2001. It increased further in the first three quarters of 2003 due principally to increased capital outlays on infrastructure development by provincial and local governments.

Real inventories increased by approximately R5.7 billion in 2002, measured at 1995 prices, continuing the trend of annual real inventory accumulation that began in 1991 to accommodate anticipated and realized increases in aggregate demand during the recovery of the economy.

In 2002, inventories were mainly accumulated by the manufacturing sector. This could be attributed to a weaker rand, which benefited manufacturers and induced them to accumulate inventories to meet increased domestic demand. All of the principal economic sectors replenished inventories in 2002 against a backdrop of high inflation in an effort to avoid higher prices by purchasing earlier. In addition, agricultural stocks-in-trade increased significantly due to a large maize crop, resulting in a significant carry-over of maize inventories into the 2003 harvesting season.

Investment in real inventories continued during the first three quarters of 2003, albeit at a slower average pace than in 2002. The accumulation of inventories in the export-orientated industries was largely involuntary and coincided with lower export demand and, in the manufacturing sector, lower domestic sales. In contrast to 2002, when inventories contributed half a percentage point to growth in real gross domestic product, inventories have on an average annualized basis during the first three quarters of 2003, not contributed to growth.

The year-on-year growth in total nominal factor income increased from 11.1% in 2001 to 14.1% in 2002, before slowing to approximately 8.8% in the first three quarters of 2003. The impetus to growth in factor income during 2002 was due primarily to higher growth in operating surpluses, which was faster than the growth in salaries and wages.

The year-on-year rate of increase in the total compensation of employees grew from 7.9% in 2001 to 9.2% in 2002, and remained at approximately this level during the first three quarters of 2003. The growth in aggregate nominal operating surpluses was 14.8% in 2001, accelerated to 19.5% in 2002, and then slowed to 8.3% during the first three quarters of 2003.

South Africa’s saving ratio (gross saving as a percentage of GDP) improved from a historical low of 14.3% in 2001 to 16.2% in 2002 and has remained at this level for the first three quarters of 2003. Gross household savings as a percentage of GDP remained at a stable level of approximately 3% during 2001-2002 and has increased slightly to 3.5% in the third quarter of 2003, due in part to higher disposable income arising from wage increases. Gross savings by the corporate sector increased as a percentage of GDP from 10% in 2001 to 11.5% in 2002, and remained on average at this level during the first three quarters of 2003. The improvement of the corporate saving ratio during 2002 can be ascribed to faster growth in operating surpluses. Gross savings by the government, as a percentage of GDP, increased steadily from a negative savings of 0.7% in 1998 to a positive savings in 2002 at a ratio of 1.7%. The savings of the government deteriorated in 2003 in part due to sluggish tax revenues, to an average ratio of 1.2% of GDP during the first three quarters of 2003.

Principal Sectors of the Economy

The following two tables set forth real gross value added (GVA), aggregate real GDP and the annual percentage increase in GVA, in the case of GVA by industry, for the periods indicated.

Real Gross Value Added by Sector(1)

		% of		% of		% of
	1998	Total	1999	Total	2000	Total

	(in millions of 1995 rand and as a percentage of total GVA)
Manufacturing	108,418	20.1	108,085	19.6	113,596	19.9
Finance, Insurance, real estate and business services	96,737	17.9	104,191	18.9	109,220	19.1
General government(3)	82,728	15.3	82,161	14.9	81,575	14.3
Wholesale and retail trade, catering and accommodation	73,905	13.7	74,161	13.4	77,492	13.6
Transport, storage and communications	54,273	10.1	58,141	10.5	62,211	10.9
Mining and quarrying	34,840	6.5	34,472	6.2	33,690	5.9
Agriculture, forestry and fishing	22,519	4.2	23,658	4.3	25,453	4.5
Electricity, gas and water	20,358	3.8	20,728	3.8	20,873	3.7
Construction (contractors)	17,084	3.2	16,670	3.0	17,115	3.0
Other producers and services	28,734	5.3	29,358	5.3	30,326	5.3

Gross value added at basic prices	539,596	100	551,625	100	571,551	100
Taxes less subsidiaries	51,671		51,666		52,934

GDP at market prices	591,267		603,291		624,485

[Additional columns below]

[Continued from above table, first column(s) repeated]

		% of		% of		% of
	2001	Total	2002	Total	2003(2)	Total

	(in millions of 1995 rand and as a percentage of total GVA)
Manufacturing	117,637	20.0	123,873	20.4	123,040	19.9
Finance, Insurance, real estate and business services	113,855	19.4	118,200	19.4	121,268	19.6
General government(3)	80,801	13.8	81,194	13.3	81,682	13.2
Wholesale and retail trade, catering and accommodation	80,128	13.6	82,407	13.5	84,405	13.6
Transport, storage and communications	66,979	11.4	71,472	11.7	75,323	12.2
Mining and quarrying	33,240	5.7	33,356	5.5	34,083	5.5
Agriculture, forestry and fishing	24,602	4.2	26,212	4.3	25,168	4.1
Electricity, gas and water	21,148	3.6	21,526	3.5	21,950	3.5
Construction (contractors)	17,673	3.0	18,435	3.0	19,228	3.1
Other producers and services	31,151	5.3	31,952	5.2	32,826	5.3

Gross value added at basic prices	587,214	100	608,627	100	618,973	100
Taxes less subsidiaries	54,029		55,448		56,460

GDP at market prices	641,243		664,075		675,433

Note: Numbers may not total due to rounding.

(1)	At basis prices.

(2)	Through third quarter of 2003.

(3)	Included in the community, social and personal services sector.

Source: South African Reserve Bank.

Real Gross Value Added by Sector

	1998	1999	2000	2001	2002	2003(1)

	(annual percentage change)
Manufacturing	(1.9)	(0.3)	5.1	3.6	5.3	(0.2)
Finance, insurance, real estate and business services	5.3	7.7	4.8	4.2	3.8	3.0
General government	(0.4)	(0.7)	(0.7)	(0.9)	0.5	0.7
Wholesale and retail trade, catering and accommodation	(1.1)	0.3	4.5	3.4	2.8	2.8
Transport, storage and communications	6.7	7.1	7.0	7.7	6.7	6.2
Mining and quarrying	(0.8)	(1.1)	(2.3)	(1.3)	0.3	2.4
Agriculture, forestry and fishing	(6.8)	5.1	7.6	(3.3)	6.5	(3.0)
Electricity, gas and water	1.6	1.8	0.7	1.3	1.8	2.3
Construction (contractors)	2.6	(2.4)	2.7	3.3	4.3	5.1
Other producers and services	1.6	2.2	3.3	2.7	2.6	3.2
Gross value added at basic prices	0.8	2.2	3.6	2.7	3.6	2.2

(1)	Through third quarter of 2003.

Source: South African Reserve Bank.

Manufacturing. Manufacturing is South Africa’s largest single income-generating sector. The country manufactures a wide range of consumer goods, notably foodstuffs, textiles and clothing, footwear, metal, chemicals and paper products. The volume of production of capital goods, such as mining machinery and transport and electrical equipment, has increased substantially in recent years. These sectors, together with the automobile industry, electronics, mining and beneficiation (the treatment or refining) of minerals are expected to constitute the major fields of private investment for the future. South Africa’s manufacturing sector growth in terms of production volumes has averaged approximately 3% per annum every year since 1994. By late 2001, manufacturing was growing at a rate of over 5% per annum. However, the growth momentum in the manufacturing sector has slowed in 2003, mainly due to weak international demand and a stronger rand, which has reduced the competitiveness of South African exports, and a compressed output in import-competing industries.

South Africa’s future economic development depends largely on industrial growth, which will be required to become more export-oriented in order to enlarge the import capacity of the country as its economic growth accelerates. In the second half of the 1990s, manufacturing sector investment grew by a real annual average of 5.7%, and was the fastest growing sector in the South African economy after transport, storage and communications. In 2002, manufacturing investment grew by 2.9% and accounted for approximately 19.4% of GDP (R198 billion). As of December 2002, it was estimated that the manufacturing industry employed approximately 1.28 million workers. Growth in real value added by the manufacturing sector accelerated from 3.6% in 2001 to 5.3% in 2002. Manufacturing growth slowed in 2003 for the reasons discussed above.

It is the policy of the National Government to foster industrial development within South Africa and to encourage the growth of small- and medium-sized enterprises. The National Government’s encouragement of the expansion of the manufacturing sector of the economy is expected to focus on mid-stream and downstream processing activities in respect of the country’s natural resources. In addition, it is the policy of the National Government to encourage exports, especially of manufactured products, and to improve the country’s international competitiveness by removing anti-export biases from the South African economy. The National Government has eliminated its General Export Incentive Scheme, which subsidized exports based upon the exported product’s value, the degree to which it was processed and its South African content. It is expected that WTO-consistent forms of export assistance, such as export financing assistance and export marketing assistance, will be implemented, especially on behalf of small-, medium- and micro-sized enterprises. See “The External Sector of the Economy — Foreign Trade — South Africa’s Commitment to the WTO.” Since 1994, the rand value of both South Africa’s exports and imports of manufactured goods has grown steadily. In addition, South Africa’s export base is successfully diversifying with notable achievements in processed agricultural goods, automobiles and certain categories of industrial machinery.

Composition of Manufacturing Value Added
(at basic prices)

						% of
						2002
	1998	1999	2000	2001	2002	Total

	(in millions of 1995 rand)
Manufacturing	108,419	108,085	113,596	117,637	123,873	100.0
Metals, metal products, machinery and equipment	24,567	23,386	26,220	27,451	30,823	23.3
Petroleum products, chemicals, rubber and plastic	21,345	22,169	22,218	22,881	24,737	19.5
Food, beverages and tobacco	17,858	17,253	16,918	18,249	17,820	15.5
Furniture; other manufacturing(1)	10,945	11,181	11,564	11,801	12,268	10.0
Wood and paper; publishing and printing	10,693	10,888	11,246	11,252	11,541	9.6
Transport equipment	7,933	8,458	10,261	11,148	11,138	9.5
Textiles, clothing and leather goods	6,284	6,381	6,063	5,899	6,308	5.0
Other non-metal mineral products	3,931	3,619	4,090	4,231	4,250	3.6
Electrical machinery and apparatus	3,335	3,244	3,514	3,471	3,740	3.0
Other manufacturing industries	1,529	1,506	1,501	1,255	1,248	1.1
GDP at market prices	591,265	603,290	624,482	621,243	664,075

Note: Numbers may not total due to rounding.

(1) Includes estimates of the informal sector.

Source: Statistics South Africa.

Metals, Metal Products, Machinery and Equipment. The metallic products sector comprises a number of sub-sectors involving the working of metal, including structural metal products, engines and turbines, agricultural machinery, electrical industrial machinery and communications equipment. The manufacturing of machinery and transport equipment contributes significantly less to South Africa’s manufacturing output than the global average for such contributions. The shortfall is made up by imports. Special efforts have been made to increase the local content of motor vehicles assembled in South Africa and to encourage the export of locally manufactured motor vehicles and automotive components. As part of these efforts, the industry’s regulatory framework was modified several years ago to improve its international competitiveness. Diesel engines, axles and gearboxes are produced locally for the commercial vehicle market. A number of plants using platinum metals in the manufacture of automotive catalytic converters for world markets were established several years ago. In addition, South Africa is now the sole producer of all the three series BMW right-hand drive vehicles.

This sector contributed approximately 23.3% of the GDP of the manufacturing sector in 2002 and was the largest contributor to the value-added of total manufacturing. This sector also accounted for approximately 17.7% of the manufacturing industry’s total employment in 2001.

Despite a recent slowdown, investment growth in this sector averaged 2.2% at a seasonally adjusted annualized rate in the first three quarters of 2003. Such investment growth has been supported by fiscal measures including, for example, the strategic investment incentive program, accelerated depreciation allowances, and the protection afforded by the Motor Industry Development Programme to the automotive sector.

Petroleum Products, Chemicals, Rubber and Plastic. The chemicals industry (including petroleum derivatives, coke, rubber products and plastic products) is the industrial sector with the largest capital investment, amounting to approximately one third of the total fixed capital investment in the manufacturing sector. Sasol Ltd., the state-owned chemical and fuel manufacturing enterprise, has focused partly on the production of oil through the use of low-grade coal resources providing liquid fuel and raw material for a range of by-products, including fertilizers, waxes, explosives, paints and plastics. The development of a phosphate industry, using low-grade deposits, has made South Africa self-sufficient in this material in recent years. The country is also a substantial exporter of phosphoric acid, phosphate rock and phosphate fertilizer.

In 2002, this sector contributed approximately 19.5% of the value-added of the manufacturing sector, and 14.2% of total manufacturing sector employment at last report.

Food, Beverages and Tobacco. The food sector includes processed foods, dairy products, oils, sugars and animal feeds. The beverages sector includes distilleries,

wineries and the carbonated drinks industry. In 2002, the food sector contributed approximately 15.5% of the value-added of the manufacturing sector and accounted for approximately 14.5% of the sector’s total employment at last report.

Furniture; Other Manufacturing. This sector includes the manufacture of furniture and fixtures made of metal, plastic or other materials and of minor goods. In 2002, this sector contributed approximately 10% of the manufacturing sector’s GDP and, at last report, represented 5.5% of the manufacturing sector’s total employment.

Wood and Paper; Publishing and Printing. In 2002, approximately 9.6% of the value added generated by the manufacturing sector and 14.1% of manufacturing employment was generated by the wood and paper, publishing and printing sector. The major subsector of this industry is the manufacturing of pulp, paper and paperboard, which experienced strong growth during the 1980s and 1990s due principally to export growth and import replacement policies. See “The External Sector of the Economy — Foreign Trade — South Africa’s Commitment to the WTO”.

Transport Equipment. This sector includes the manufacture of, among other things, motor vehicles, ships and boats, railway locomotives and rolling stock and transport equipment parts and accessories. In 2002, approximately 9.5% of manufacturing sector value added was generated in the transport equipment sector, which also accounted for 6.2% of total manufacturing sector employment at last report.

Textiles, Clothing and Leather Goods. This sector comprises the manufacturing of clothing by cutting and sewing fabrics, leather, fur, plastic, rubber and other materials. Because it is a labor-intensive industry requiring relatively low capital investment, this industry is particularly suited to South African economic circumstances and is seen as an important vehicle for creating employment. Textile production using wool, cotton and synthetic fibers, and the closely associated garment industry, have grown substantially over the years. In 2002, the textiles, clothing and leather goods sector contributed 5% to the value added generated by the manufacturing sector and employed approximately 16.6% of the manufacturing sector’s total labor force.

This sector has experienced a slow-down in the first three quarters of 2003 due to significant import competition.

Other Non-Metal Mineral Products. This sector comprises the manufacture of pottery, china and earthenware, glass and glassware products and other products, such as clay products, cement, concrete, gypsum and plaster products. In 2002, approximately 3.6% of manufacturing value added and 3.3% of manufacturing employment was generated in this sector. Each of the different subsectors of this sector is highly concentrated, with a few large producers dominating each market segment. Demand is largely dependent on demand in the construction industry.

Electrical Machinery and Apparatus. This sector includes the manufacture of electric motors and generators, electricity distribution and control systems, insulated wire and cable, lights and lighting equipment. This sector contributed approximately 3% of the manufacturing sector value added in 2002 and 6.8% of total manufacturing sector employment at last report.

Other Manufacturing Industries. This sector includes the manufacture of jewelry, musical instruments, sports equipment, watches, clocks and other goods not classifiable elsewhere. Jewelry manufacture is the largest subsector. The sector as a whole accounted for approximately 1.1% of the manufacturing sector’s value added in 2002.

Finance, Insurance, Real Estate and Business Services. The financial and business services sector includes all monetary, financial and insurance institutions and retirement funds, as well as real estate, law, accounting, audit, data-processing and other business services. Also included in this sector are renting and leasing of agricultural, mining, manufacturing, construction, office and other machinery and equipment. The importance of this sector in the South African economy is reflected in its contribution of 19.6% of real GVA and 24.0% of fixed capital formation in 2001, and 19.7% of real GVA and 22.2% of fixed capital formation in 2002.

The finance, insurance, real estate and business services sector employed approximately 962,000 workers, or 12.4% of those employed in the formal economy, as of February 2002. Approximately 80% of workers are in the semi- and highly-skilled group because of the sophisticated services rendered by this sector. The main component is the semi-skilled occupation group, consisting mainly of clerical and sales staff. This sector is characterized by a highly concentrated structure, with four banks, Amalgamated Banks of South Africa Ltd., Standard Bank of South Africa Ltd., FirstRand Bank Limited and Nedbank Ltd., and three insurance companies, Sanlam Ltd., Old Mutual Ltd. and Liberty Life Ltd., dominating the financial services and insurance industry. See “Monetary and Financial System — Capital Markets”.

The finance, real estate and business services sector recorded increases in seasonally adjusted real value added of 3.4%, 2.8% and 1.6% in the first, second and third quarters of 2003, respectively.

The Financial Services Charter was released on October 17, 2003, in which the financial sector committed itself to addressing the historical imbalances in this sector. For further information regarding this sector and the Charter, see “Monetary and Financial System — Structure of the Banking Industry” and “ — Capital Markets.”

Community, Social and Personal Services. The community services sector includes community, social and personal services, general government services and other service providers. This combined sector contributed 21% to GDP in 2002. The nature of the services provided in this sector (for example, medical and educational) requires highly trained personnel. Generally, labor productivity has been at a low level, especially in fields such as public administration and defense, but it has been increasing as the South African Government has improved the utilization of its resources in recent years. The real value added by the community, social and personal services sector increased by 8.3% from the third quarter of 2002 to the same period of 2003.

Wholesale and Retail Trade and Catering and Accommodation. This sector comprises wholesale and retail trade and allied services, catering and accommodation services and motor trade and repair services. Activities include the resale of new and used goods and the rendering of repair services. Growth in the real value added by this sector slowed from about 3.4% in 2001 to 2.8% in 2002. The quarterly growth rate in the first and second quarter of 2003 further slowed but accelerated in the third quarter. The wholesale and retail trade subsectors comprised approximately 82% of this sector in 2002.

Wholesale and Retail Trade. This sector contributed 10.1% of GDP in 2002 and 18.2% of formal sector employment as of February 2002 employing approximately 1.4 million workers. The trade sector is a significant earner of foreign exchange.

The wholesale and retail trade sub-sectors are highly concentrated, with a few large market participants dominating. The traditional role of wholesalers has been undermined by the emergence of large chain stores and retailers with significant financial power and purchasing strength. Competition is vigorous among the major chain stores operating these outlets and this has led to rationalization and reduced costs throughout the distribution chain. In addition, local retailers in the lower to middle market, particularly in the food sector, have experienced increased competition from foreign retail groups. However, as of the third quarter of 2003, strong consumer demand, particularly for semi-durable goods, has led to a continuous increase in real output by the retail trade sector.

Catering and Accommodation Services. The catering and accommodation sub-sector of the South African economy grew significantly during 1995-2003, reflecting the increase in tourism to South Africa over the period. Revenue generated by tourism has amounted to approximately R24 billion annually in recent years. An international marketing campaign was launched in November 1999, following a partnership forged between the private and public sectors to pool resources to invigorate South Africa’s tourism promotion in the new millennium. The second phase of the National Government’s marketing campaign was launched in November 2000, with approximately R400 million spent through mid-2002 on promoting tourism in South Africa. Because of its labor-intensive nature, tourism employs a relatively high number of people and is therefore an area in which sustained employment and growth are anticipated.

South Africa experienced a major tourism boom in 2002, showing the benefits of the targeted focus of the National Government’s tourism growth strategy. Foreign tourist arrival figures grew to record breaking levels, increasing by 10.1% in the first ten months of 2002 compared to the same period in 2001.

Rising tourist numbers continue to underpin growth in the tertiary sector, although the strength of the rand has moderated revenue growth. In the first half of 2003, the number of tourists to South Africa increased by 4.8% from all regions despite the decline in worldwide tourism in the wake of the war in Iraq, the outbreak of SARS in East Asia and weakened global economic conditions.

According to the Department of Government Communication and Information System, tourism contributed approximately 4.9% to South Africa’s GDP in 2002. The total amount spent by foreign tourists in South Africa in 2002 was R48.8 billion. The total spent per foreign tourist per day averaged R1,466, and the average length of stay was 12 nights. According to the WTTC, tourism employed 492,654 people in South Africa, or approximately 3% of total employment. It is projected that by 2010, tourism will employ more than 1.2 million South Africans.

The cumulative 6-month position indicates that tourism has grown by 4.8% in 2003, as compared to the same period in 2002. Figures for January to June 2003 show that the total number of foreign travelers visiting South Africa increased by 144,151. Both overseas and African arrivals showed positive increases, with overseas arrivals increasing by 9.6% (or 76,373 tourists) and African arrivals increasing by 3% (or 64,133 tourists). Total arrivals increased by 4.8% during this period.

Transport, Storage and Communications

Transport. South Africa’s modern and extensive transport system plays an important role in the national economy and in the economies of neighboring countries. Transnet Ltd., a public company in which the National Government is the sole shareholder, controls all South African railways and harbors. Transnet consists of six business divisions and subsidiaries: a railway and logistics division (Spoornet); a freight dynamics division (Freight Road Transport); port authority and operations services (Portnet); South African Airways (SAA); pipelines for the conveyance of petroleum products (Petronet); and a commuter rail service (Metrorail). Transnet’s multi-modal transportation operations, its total number of employees (approximately 80,000 in 2002), its fixed assets (approximately R58 billion in 2002) and its turnover (R31.7 billion in 2001) make the company one of the country’s largest businesses. A number of countries in southern Africa use the South African transport infrastructure to ship their imports and exports. Transport in South Africa is coordinated by the Department of Transport, which determines policy and sets guidelines for the industry. Intercity passenger transport by air, road and rail is primarily provided by private companies and Transnet.

The South African National Roads Agency is responsible for planning, designing and constructing national roads. The national road system connects all the major centers in the country to each other and to neighboring countries. The national and provincial road network consisted of 2,000 kilometers (1,200 miles) of freeways, 61,000 kilometers (38,000 miles) of paved roads and 301,000 kilometers (187,000 miles) of unpaved roads in 1999, the latest date for which statistics are available.

The road transport industry dominates the freight transport market, mainly due to its flexibility. Approximately 80% of all freight transport, 75% of all commuter transport and 95% of all other passenger travel in South Africa takes place by road. The pipeline network is responsible for the transport of more than 85% of refined fuel and gas products. Commuter transport is provided by the South African Rail Commuter Corporation, Metrorail and the taxi industry. There are close to 127,000 mini bus taxis in South Africa, which provide 65% of the 2.5 billion annual passenger trips in urban areas and a high percentage of rural and intercity transport.

The national and local railway network consists of approximately 32,000 kilometers (19,800 miles) of track and is divided into 10 geographical areas under the control of Spoornet. In recent years, it has become increasingly economical to use electric energy for traction, and most rail traffic is hauled by electric locomotives.

The Department of Transport has embarked on a comprehensive recapitalization program to improve rail safety and revive rail transport as a viable public transport alternative. The 2002-2003 budget allocated R545 million for capital expenditure to refurbish rolling stock and upgrade train stations. There are currently 15 projects underway to upgrade rail-signaling systems.

SAA provides an extensive network of air services to all major centers in South Africa, as well as between Johannesburg and most neighboring countries. SAA also provides regular services between South Africa and Australia, Europe, the Far East, the Middle East, South America and the United States. Deregulation implemented since 1990 has resulted in the emergence of competition both domestically and on international routes. There has been an increase in the number of airline operators within South Africa and a substantial increase in the number of foreign air carriers providing services pursuant to bilateral agreements. There are now twenty scheduled domestic airlines licensed to provide air services within South Africa.

The airport infrastructure in South Africa consists primarily of ten international airports, which in 2000 accommodated 8,810,873 passengers. Most of the airports are owned and operated on a commercial basis by the Airports Company Ltd. Previously the sole shareholder of this company, the South African Government sold a 20% equity stake in the Airports Company to Aeroporti di Roma for R819 million. A Regulating Committee has been established to, among other things, monitor service, ensure that the monopolistic position of the Airports Company is not misused and protect users against excessive price levels. The Kruger Mpumalanga International Airport is the most recent addition to the country’s airport infrastructure, having been officially opened in October 2002. The airport is run by the international power and automation group ABB.

During the 2002-2003 fiscal year, approximately 13,587 vessels with an aggregate tonnage in excess of 253 million gross tons called at South African ports. The cargo handled by all South African ports totaled 152.5 million tons (excluding containers) and 2.2 million twenty-foot equivalent units.1 The Port of Richards Bay processed slightly more than half of all the tonnage handled at South African ports in 2002.

The privately owned South African Marine Corporation and Unicorn are the country’s largest shipping lines. Their fleets of container, general cargo and bulk cargo vessels provide regular services between South African ports and the major ports of the world. The National Ports Authority of South Africa was established as a result of the restructuring of Portnet in 2001. Portnet’s operations are now carried out by two distinct entities - the National Ports Authority of South Africa and the South African Port Operations. The National Ports Authority owns all seven of South Africa’s commercial ports and is responsible for managing all aspects of port infrastructure, development and maritime activities, while the South African Port Operations operates the cargo terminals at the ports.

Communications. The communications sub-sector consists of postal services and telecommunications services. The South African Post Office Ltd. is responsible for postal services, and Telkom SA Ltd. provides telecommunication services.

The South African Post Office is wholly owned by the National Government, but has its own management structure and board of directors and prepares its own budget. In an effort to improve historic inefficiencies and service problems, the Post Office retained New Zealand Post International Ltd., with British Post as a subcontractor, as a strategic management partner to assist in enhancing the operational and financial performance of the Post Office for a three-year period, which ended in October 2002.

The Post Office handles more than seven million postal items every working day and more than 2.4 billion items every year. There are approximately 1,600 post offices and 430 postal agencies in South Africa providing a full range of domestic and international postal services.

[1]	In line with international practices, as of May 1, 2002, tonnage is expressed in metric tons and not harbor tons. Metric tons are based solely on mass. The conversion from Harbour Ton (HT) to Metric Ton (MT) was introduced to be globally competitive in terms of volume measurement.

Telkom, the privatized telecommunications company, is one of the largest organizations in Africa. As of December 2003, Telkom had approximately 4.8 million fixed-line customers, 8.6 million mobile customers, 98,690 internet customers, 35,361 employees, assets in excess of R41 billion and annual revenues of R37.6 billion. Capital investment in network modernization and line roll-out totaled approximately R27 billion in the five-year period ending May 2002. By 2001 there were 42.4 telephones (either fixed lines or cellular) per 100 households in South Africa.

Pursuant to the Telecommunications Amendment Act of 2001, a second national operator is in the process of being formed. The National Government has allocated shares in the second operator to Esi-tel, a subsidiary of Eskom, Transtel, a subsidiary of Transnet, and a black empowerment company. The Minister of Communications, together with the Independent Communications Authority of South Africa (ICASA) as regulator, is in the process of appointing a final shareholder who must have international experience in this sector. The final determination of the equity interest of Eskom and Transnet in the second national operator will be determined by the value of the contribution of Eskom and Transnet.

In November 2003, the Minister of Communications, acting on the recommendation of ICASA, rejected the two outstanding bids for a majority interest in the second national telecommunications operator. The equity interest will be retained by the National Government for no more than eight months, while a suitable investor is located. In the interim, a license has been granted to a consortium of Transtel-Esi-tel (30%), the Black empowerment group, Nexus Connexion (19%), and the National Government (51%).

Telkom provides international direct dial telephone service to approximately 230 international destinations. Direct circuit relationships have been established with approximately 70 administrations worldwide. Automatic services to all international destinations are available to subscribers. Telkom currently connects via satellite, undersea cable and terrestrial circuits to other countries. A satellite earth station for operation in the Intelsat global system has been established at Hartebeeshoek, near Pretoria.

The National Government sold a 30% share of Telkom to SBC Communications and Malaysia Telecom in 1997 for approximately R6 billion. In 1999, the National Government reserved the sale of a 10% equity share of Telkom to Black economic empowerment groups, the National Empowerment Fund and Telkom employees. In 2001-2002, Telkom spent approximately R5 billion on Black empowerment efforts. An initial public offering of Telkom shares took place successfully on March 4, 2003.

South Africa has a cellular phone network that is currently shared by three licensees: Vodacom (Pty) Ltd., Mobile Telephone Network Ltd. and Cell-C (Pty) Ltd. Telkom is a 50% shareholder of Vodacom. Cellular telephony is among the fastest growing sub-

sectors of the South African economy, with some estimates suggesting a 32% increase in the number of cellular subscribers during 2001-2002, to approximately 6.6 million. This cellular market continues to grow. The Telecommunications Amendment Act 1997 allowed for various telecommunication facilities, including interconnection and roaming, and required two telecommunications providers to share and make available facilities and utilities for one another. Cellular licenses were initially awarded to Vodacom and Mobile Telephone Network. In 2001, a third cellular license was awarded to Cell-C, which is owned by Saudi Oger and Verizon Communications.

In the third quarter of 2003, growth in the real value added by the transport, storage and communications sector remained at approximately 6% for the sixth consecutive quarter. Firm growth in the cellular telephone industry bolstered overall sector growth despite weaker land transport activity.

Mining and Quarrying

South Africa’s mineral wealth is found in diverse geological formations, some of which are unique and very extensive by world standards. In terms of mining production, the most important of these formations is the Witwatersrand Basin in Gauteng province, which yields approximately 98% of South Africa’s gold output. The Bushveld Complex of the Gauteng, Mpumalanga and North West provinces, which holds a large percentage of the world’s reserves of a number of important minerals, including platinum-group metals, chromium, vanadium, nickel, copper, fluorspar and andalusite.

South Africa holds approximately 77.5% of the world’s chrome ore reserves and 87.5% of the world’s platinum-group metals reserves. South Africa’s reserves of platinum, chromite and gold constitute an important global mineral source. The deposits of manganese ore in the Northern Cape are the largest proven reserve base in the world, totaling approximately 4 billion tons. South Africa also has substantial reserves of other important industrial metals and minerals, including alumino-silicates, antimony, coal, fluorspar, lead, nickel, phosphates, titanium, uranium, vanadium, vermiculite, zinc and zirconium.

As a result of its large reserve base, South Africa is a large scale mineral producer of note. The country is the leading world supplier, and contributes in excess of 30% of the world’s total, of chrome ore, manganese, ferrochrome, platinum-group metals, titanium, vanadium, vermiculite and zirconium. South Africa is also the foremost world producer of gold.

The following table sets forth the South African share of world mineral production and reserve base as of the most recent date available.

South African share of World Mineral Production
and Reserve Base in Percentage Share and Ranking

	Production		Reserve Base
	(2000)		(2000)

Commodity	%	World Rank	%	World Rank

Gold (1)	15.7	1	40.4	1
Platinum-group metals (1)	52.6	1	87.5	1
Silver (1)	0.6	16	n/a	n/a
Diamonds (2)	9.0	5	n/a	n/a
Alumino-silicates (3)	25.8	2	37.4	1
Antimony (1)	4.0	2	6.4	4
Chrome ore/chromium (3)	47.2	1	77.5	1
Coal (4)	5.8	6	6.6	5
Copper (1)	0.9	13	2.0	14
Ferrochromium (10)	52.2	1	n/a	n/a
Ferromanganese (10)	11.1	3	n/a	n/a
Ferrosilicon (10)	5.7	5	n/a	n/a
Fluorspar (5)	n/a	n/a	17.0	2
Iron ore/iron (1)	3.3	8	0.9	11
Lead (1)	1.7	8	2.3	5
Manganese ore (1)	34.5	1	80.0	1
Nickel (1)	3.1	10	8.6	5
Phosphate rock (6)	n/a	n/a	5.1	4
Silicon metal (10)	4.8	13	n/a	n/a
Titanium minerals (7)	n/a	n/a	29.8	2
Uranium (1)	2.3	9	9.6	4
Vanadium (1)(8)(9)	57.9	1	31.6	2
Vermiculite	58.3	1	40.0	2
Zinc (1)	0.7	18	3.3	6
Zirconium minerals	n/a	n/a	19.4	2

n/a = confidential or information not available.

(1)	Contained metal.

(2)	Gem and industrial.

(3)	Ore, in situ.

(4)	Bituminous and anthracite. Reserve base figures include bituminous and anthracite-proven recoverable reserves.

(5)	Contained CaF2.

(6)	Contained concentrate (38% P2O5).

(7)	Contained V2O5.

(8)	Reserves to depth of 50 meters.

(9)	Refers to the ZrO2 content.

(10)	Reserve base figures are not available for these commodities as they are alloys produced only in smelters.

Source: South African Department of Minerals and Energy.

The domestic market for most of the mineral commodities produced in South Africa is relatively small. Hence, South Africa’s mineral industry is export-orientated, accounting for approximately 32.9% of total export revenues in 2002. Moreover, South African mining’s contribution to world exports exceeded 97% for vermiculite, 79% for vanadium, 37% for alumino-silicates, 57% for ferrochromium and 24% for ferromanganese. South Africa is also the world’s largest exporter of gold, zirconium and antimony and exports significant amount of platinum-group metals. Other important export commodities include manganese and fluorspar.

In addition, South Africa is the world’s fourth largest exporter of steam coal. Coal is the country’s main inland source of energy and, in 2002, provided the third largest source of foreign exchange due to its high price in the European market. The main coal basin, consisting of the Witbank, Ermelo, Highveld and N. KwaZulu/Natal coalfields, contains 74% of South Africa’s coal reserves.

Total South African mineral sales amounted to R137.1 billion in 2002. Mineral export sales accounted for approximately 32.9% of total export revenues in 2002, with the vast majority of all mineral production exported to Europe. In 2002, mining contributed R80.6 billion (U.S.$7.7 billion) or 8.1% to South Africa’s GDP.

South Africa is the world’s largest producer of gold, producing approximately 398 tons in 2002, or approximately 15.7% of the world’s annual production. In 2002, there were 33 gold producing mines in South Africa, with 15 other mines producing gold as a by-product. The average recovered grade of gold ore mined in South Africa in 2002 was 4.27 grams of gold per ton of ore. In general, the grade of ore mined in South Africa is higher than, or on par with, the grade of ore mined in the other major gold-producing countries. The bulk of the country’s refined gold production (other than that used domestically for coins and jewelry) is sold by the South African Reserve Bank at the price prevailing on the London bullion spot and long-term markets. Although the importance of gold has declined over the last few decades, it remains a significant source of South Africa’s foreign exchange earnings and accounted for approximately 38.1% of South Africa’s mineral export revenues in 2002-2003. The following table sets forth South Africa’s gold production and South African Reserve Bank holdings.

South Africa’s Gold Production and Reserve Bank Holdings

			South African Reserve
	Production		Bank Holdings(1)

Year	Tons	Value	Tons		Value

	(millions of rand)
1998	465.1	24,295	124.4		6,059
1999	451.3	24,990	122.4		6,276
2000	430.8	25,272	183.5	(2)	10,982
2001	394.8	29,012	177.9		17,302
2002	398.3	41,386	173.6		14,990
2003(3)	309.3	27,626	123.7		9,518

(1)	Gold holdings at year-end.

(2)	Excluding syndicate gold facility.

(3)	Estimate up to October 2003.

(4)	Entire 2003 estimate.

Source: South African Reserve Bank and South African Department of Minerals and Energy.

South Africa is presently the world’s fifth largest producer of natural diamonds, measured in carats, after Australia, Botswana, Russia and the Democratic Republic of Congo. A high percentage of the country’s production is of gem and near-gem quality. De Beers is the primary producer of rough diamonds in South Africa. The following table sets forth South Africa’s diamond production.

Diamond Production
(by Origin)

Year	Kimberlite	Alluvial	Marine	Total

	(carats)
1998	9,685,000	969,000	97,000	10,751,000
1999	9,035,000	925,000	64,000	10,024,000
2000	9,714,000	1,003,000	73,000	10,790,000
2001	10,099,000	1,013,000	51,000	11,163,000
2002	9,848,000	978,000	74,000	10,900,000

Source: South African Department of Minerals and Energy.

Agriculture, Forestry and Fishing

Agriculture. Approximately 13% of South Africa’s land surface is suitable for cultivation, of which approximately 12.9 million hectares (31.9 million acres) are under agricultural cultivation. By world standards, South Africa’s arable resources are poor. Rainfall is unreliable and the country as a whole is subject to severe periodic droughts; drought conditions are currently being experienced in certain provinces. Irrigation farming is therefore of great importance. Production under irrigation takes place on approximately 1.3 million hectares (3.2 million acres), and approximately 9.9 million hectares (24.5 million acres) are used for dry land crop production. Planted pastures extend over an area of approximately 2 million hectares (4.9 million acres). The country can be subdivided into a number of farming regions according to climate, natural vegetation, type of soil and type of farming practiced. Agricultural activities in these regions range from intensive crop production and mixed farming in winter rainfall and high summer rainfall areas to cattle ranching in the bushveld and sheep farming in the more arid regions.

In the commercial agriculture sector, the adoption and application of modern technology and improved farm management have more than doubled agricultural production since 1960. South Africa is self-sufficient in virtually all major agricultural products and has always been a net exporter of agricultural products. However, largely due to erratic weather conditions, the growth in agricultural production over the last decade has tended to be lower than the population growth over the same period.

Agricultural (including forestry and fishing) production contracted by 7.2% in the first half of 2003 compared to the same period in 2002, mainly due to a 7% fall in field crop production from the previous season; however, production of sorghum, ground nuts, soybeans and dry beans is expected to increase in the next seasons.

In monetary terms, agriculture’s share in the economy has traditionally trailed those of mining and quarrying, manufacturing and the services sector. While agriculture contributed about 14% to GDP until 1960, agriculture’s share in GDP had decreased to an average of 3.7% between 1996 and 2002 and stood at approximately 4% at the end of this period. Agricultural exports including sugar, fruit, nuts and wine resulted in foreign exchange earnings of approximately R25,400 million in 2002 and accounted for approximately 8.3% of total South African exports in 2002.

It is estimated that there are approximately 96,000 commercial farming units and nearly 50,000 commercial farmers in South Africa. In February 2002, it was estimated that the commercial agricultural industry employed approximately 734,000 people. Two and a half to three million people have access to rural land and many derive some income from subsistence farming.

The following table sets forth the contribution of agriculture to real GDP for the periods presented.

Contribution of Agriculture to GDP

		Agriculture’s contribution
		(including forestry and fishing)

Year	Nominal GDP(1)	Total	Percentage of GDP

	(millions of rand)	(millions of rand)	(%)
1998	673,858	24,286	3.6
1999	728,782	24,995	3.4
2000	808,460	26,060	3.2
2001	895,535	31,132	3.5
2002	1,021,684	42,098	4.1

Gross domestic product at basic prices.

Source: South African Reserve Bank.

Although farm cost expenditure has increased over time, higher product prices and increased production of certain crops caused net farm incomes to increase in 2001-2002. The gross income of farmers in 2002 amounted to approximately R69 billion, or 6.7% of GDP. Expectations are that gross income will increase moderately in 2003 while net farm income may decrease.

Historically Black areas, however, have not shared proportionally in the growth of income during the last decade, and a major effort of overall land reform and rural development will be necessary to realize the considerable agricultural potential of these areas. Such development is a priority of the National Government, which focuses on facilitating (together with other principal stakeholders) the transfer of resources (land and related support services) to historically disadvantaged South Africans. The Government’s objective is to transfer 30% of South Africa’s arable land to historically disadvantaged South Africans over the next 15 to 20 years in two separate but concurrent phases. The first phase involves the transfer of state-owned land to historically disadvantaged South Africans and the second phase involves the Government’s facilitation of the willing-seller-willing-buyer process of privately owned land. See “Republic of South Africa - Land Reform.”

At the end of 2002, approximately 450,000 hectares of state-owned land had been distributed to farmers and 214,518 hectares of private agricultural land had been redistributed through the implementation of the Land Redistribution for Agricultural Development (LRAD) policy. Since the inception of the LRAD policy in 2001, the Ministry of Agriculture has approved 838 new farmer settlement projects benefiting 19,199 individuals on 37,861,753 hectares of land. To this end, the Ministry of Agriculture has spent R432 million on land acquisition grants, excluding planning grants for projects totaling R48 million.

The Ministry of Agriculture, through its agent, the Land Bank, a statutory body with a mandate to support the development of the agricultural sectors, assisted 218,438

“resource-poor” individuals through micro loans amounting to R524 million between 2001 and 2003. In the same period, 56,378 emerging farmers were assisted with loans amounting to R3 billion. In addition, R595 million was spent on 58 agricultural development projects benefiting 12,139 individuals.

The Government recognizes that new farmers should be given the necessary farming and managerial skills to assist them in the development of commercially viable farms in order to ensure long-term self-sufficiency. To this end, R3.7 million has been used in training and capacity building for newly settled farmers. Thus far, approximately 2,000 farmers have been trained in agricultural production, farm management, financial management and marketing.

Other initiatives to help historically disadvantaged South Africans enter the agriculture sector include the Land Bank’s low-interest loans for historically disadvantaged, first-time buyers of agricultural land and the establishment of Business and Entrepreneurial Development (BED), a department in the Ministry of Agriculture which aims to encourage equitable participation in order to enhance competitiveness and participation in agri-businesses.

The National Government’s strategic plan for agriculture consists of three core strategies: maintaining and increasing commercial production in a sustainable manner, building international competitiveness and addressing the historical legacies that resulted in unequal access and representation.

Forestry. South Africa has a highly developed forestry industry, aided by a favorable climate in which trees mature four to six times faster than in the major wood producing countries of the northern hemisphere. Indigenous forest land covers a total area of approximately 330,000 hectares (800,000 acres), and state and private commercial plantations together cover some 1.4 million hectares (3.5 million acres), or 0.3% and 1.1%, respectively, of the total land area of South Africa. As a result, South Africa, which has developed one of the world’s largest cultivated forestry resources, is largely self-sufficient in its timber needs, and South African pulp and paper mills have become important exporters. The main products exported by South Africa are sawn timber, rayon pulp, newsprint, other pulp and paper products, wood chips and wattle tanning extract. South Africa is the world’s lowest cost producer of dissolving pulp, and large investments are being made to increase the country’s output of this product. Imports consist of specialized timber products, certain high quality paper and hardwood for the joinery industry. Production valued at nearly R2.6 billion at South African mills, together with processed products, provided an industry turnover of approximately R12.8 billion in 2002, including R9.1 billion worth of products made from wood-pulp.

The Department of Water Affairs and Forestry is currently restructuring forestry operations under its management, with the eventual aim of leasing state-owned forestland to private sector operators. As a result of the continuing restructuring, the National Government expects significant savings on the projected medium-term estimates of the commercial forestry budget.

Fishing. Fishing occurs off a coastline of over 3,000 kilometers on the Indian and Atlantic Oceans. South Africa’s commercial fishing industry, which includes fish, mollusks, seaweed and shellfish, is valued at more than R2.5 billion annually and directly employs 27,000 people, while recreational fishing attracts some 750,000 enthusiasts, employs over 130,000 people and generates more than R1.7 billion in revenue each year.

Exports in the fishing industry have shown consistently strong growth over the past years and it is estimated that approximately 35% of the annual fish catch is exported, mainly to Europe, the Far East and North America.

The current primary objective of the National Government’s fisheries policy, as outlined in the Marine Living Resources Act 1998, is the improvement of impoverished coastal communities through increased access to, and sustainable development of, marine resources.

Electricity, Gas and Water

Electricity. South Africa generates and uses more than 60% of all the electricity generated on the entire African continent, although the country geographically covers only approximately 4% of the continent and has just over 6% of its population.

The electricity industry is presently undergoing transformation in the fields of electricity supply, electricity distribution and regulation.

In 2002, 95% of South Africa’s electricity was generated by Eskom, which also owns and operates the national power grid that consists of approximately 317,000 kilometers (196,000 miles) of power lines. While Eskom does not have exclusive distribution rights, it has a practical monopoly on bulk electricity sales. It also operates the integrated national high voltage transmission services and supplies energy directly to large industries, such as mines and mineral beneficiators. Eskom is among the top seven entities in the world with respect to generation capacity, among the top nine in sales and has the world’s biggest dry-cooling power station. It is also among the world’s four least expensive electricity producers.

According to Eskom, approximately 66% of the total population had access to electricity in their homes at the end of 2002. Eskom electrified approximately 2.6 million homes between 1991 and 2001 and remains committed to contributing R50 million per year to electrify schools, clinics and community developments. Approximately 90% of urban areas and 40% of rural areas have already been electrified. It is planned that during 2003-2004, a further 200,000 households, 1,050 schools and 100 clinics will be electrified at the cost of R950 million. Eskom currently expects to achieve its goal of universal access to electricity by 2012.

Eskom and the electricity departments of local authorities are subject to regulation by the National Electricity Regulatory Authority, an independent regulatory authority established in 1995. Eskom spends approximately R520 million per year on its electrification program, drawing on revenue generated through existing grid electricity consumers. The National Government is considering alternatives to grid electrification for more cost-effective energy provision to remote areas of the country, such as free basic electricity, up to 50kWh/month.

Legislation was enacted in 1998 which marked a significant step in the restructuring of Eskom, by vesting ownership of Eskom’s equity in the National Government and establishing the legal basis necessary for revoking Eskom’s tax-exempt status. In July 2001, Eskom was incorporated as a public company and restructured into three separate corporate entities for electricity generation, transmission and distribution.

Gas. Natural gas is an energy source of secondary importance in South Africa and is derived primarily from coal. The market in Johannesburg and Pretoria is supplied by Sasol Ltd; Cape Town and Port Elizabeth have smaller liquid petroleum gas distribution industries. Annual gas sales in South Africa total approximately 2.4 billion cubic meters per year, with gas consumption by commerce and industry having increased greatly since the 1970s. South Africa currently has one natural gas production facility, which is used for the production of liquid fuels and which has reserves of approximately 20 billion cubic meters. Further sources of natural gas are potentially available to South Africa from neighboring countries, with combined reserves estimated at 135-310 billion cubic meters. In October and December 2000, Sasol Ltd. concluded agreements with the governments of Mozambique and South Africa to bring natural gas from Mozambique to South Africa. Under these agreements, a company jointly owned by Sasol and the governments of Mozambique and South Africa will be granted a license to construct, own and operate a natural gas transmission pipeline from the Mozambique border into South Africa. The agreements provide for a natural gas price structure to enable South Africa’s manufacturing industry to be globally competitive. It is expected that the first gas from this source will be available in South Africa by 2004. A similar agreement with Namibia is under negotiation.

The Petroleum Agency of South Africa, which is responsible for the promotion of gas and oil exploration, has been successful in encouraging international companies to evaluate the country’s oil and gas opportunities. Nine exploration subleases are active, involving 11 international companies.

It is estimated that approximately 90 billion cubic meters of coal-bed methane are available to the country. The Gas Act of 2001 establishes a national regularly framework, administered by the National Gas Regulator, for the production, transmission, storage and distribution of natural gas.

Water. South Africa has approximately 450 large dams and a range of projects for surface and underground water extraction and storage. Important projects include two storage dams with hydroelectric power stations on the Orange River, which have a network of canals and tunnels to convey water to other areas; the Tugela-Vaal project on the Tugela River in KwaZulu-Natal Province, which diverts water to the Gauteng Province and other users along the Vaal river; the Riviersonderend-Berg River scheme in Western Cape Province; and the Lesotho Highlands Water Project, which provides water to the Vaal river system.

In the past several years there have been a number of improvements in the management of water resources, including the implementation of the National Water Act of 1998. By July 2002, 24 local municipalities had implemented the free basic water policy, ensuring that 3 million people gained access to free basic water, extending this service to 27 million people.

Several large dams are under construction. These projects will contribute to broad water infrastructure development and also will have strategic importance as they support mining and other industries and water needs for irrigation and households.

Growth in the real value added by the electricity, gas and water sector accelerated from 2% in the second quarter of 2003 to 2.5% in the third quarter. This was due primarily to a larger export demand from neighboring countries and lower imports.

Construction

Building Construction. Building construction primarily comprises the activities of general contractors engaged in the building, alteration, repair or demolition of buildings. Subcontractors appointed to perform work such as painting, plumbing, electrical installation, bricklaying and other related work also are included in this sector. Although its contribution to GDP is relatively low, this sector is labor-intensive and utilizes mainly semi-skilled or unskilled labor.

In 2002, the gross fixed capital formation in residential and non-residential buildings comprised just under 20% of total gross fixed capital formation. Major supplies of inputs to this sector are non-metallic mineral products, electrical machinery and basic iron and steel. Enterprises operating in this sector vary from large building contractors to many smaller contractors and subcontractors.

The construction industry is characterized by a high degree of economic concentration. The National Government has implemented a housing subsidy policy, tender procedures and contract procurement policies that are directed toward facilitating the growth of the emerging construction sector.

The National Government and various entities in the construction industry signed a Housing Accord in 1994 which established procedures designed to ensure the delivery of 350,000 low-cost houses per year, with a goal of delivering one million houses by 1999. Although the National Government did not meet this target due to budgetary and fiscal concerns and capacity constraints at various governmental levels, approximately 1.5 million housing units were delivered between 1994 and 2002.

Following an increase at an annualized rate of 2.5% in the second quarter of 2003, growth in real value added by the construction sector accelerated to 4% in the third quarter of 2003. This was due to growth in new construction activity, which benefited from lower interest rates.

Civil Engineering. Civil engineering includes contractors primarily engaged in construction work of a civil engineering nature, including airports, dams, electricity networks, harbors, pipelines, railway lines and roads. The demand for labor consists mainly of production workers and artisans (unskilled and semi-skilled workers). The civil engineering sector provides most of its own raw materials but also uses non-metallic mineral products, iron and steel. This sector’s share of production is very sensitive to cyclical economic activity, mainly because almost three-quarters of the domestic demand for the sector’s output is for domestic fixed investment. There is a considerable degree of concentration in this sector. Six to eight companies are responsible for two thirds of the total activity, with the balance consisting of a large number of smaller firms.

Informal Sector of the Economy

Informal enterprises encompass a very wide range of activities in South Africa, including the production of marketable products, the distribution of merchandise and the provision of services. Informal enterprise is an important haven for self-employment in rural areas, as well as for the newly urbanized and for the formally unemployed. In addition, informal enterprises mobilize capital at a grass-roots level for the provision of dwellings and community-based services. The businesses in this sector typically operate at a low level of organization and on a small scale, with little or no division between labor and capital. Where more than one individual is involved, labor relations are based mostly on casual employment, kinship or personal and social relations rather than on contractual arrangements with formal guarantees. Formal sector economic activity, by contrast, is conducted within the formal structures created by the legal system of the country.

The informal sector’s annual contribution to GDP has been estimated at approximately 7% in recent years. The sector employed approximately 1.8 million people (excluding subsistence or small-scale agriculture and domestic service) as of March 2003.

Employment and Trade Unions

It is estimated that the total number of working South Africans in March 2003 was 11.6 million. The majority of these people were employed in the formal sector (63.3%). The largest source of employment by industry in the combined formal and informal sectors was the trade industry (20.5%). The second largest employer was the community, social and personal services industry (18.9%). Other significant employers were manufacturing (14.4%), agriculture (11.1%) and private households (domestic work) (10.4%). Professional and managerial jobs are still filled predominantly by White employees, who constitute less than 20% of the labor force, whereas the least skilled occupations are filled generally by Black employees.

Employment creation remains a critical policy challenge. Unemployment, as measured by the Labor Force Survey, has increased from less than 20% in 1996 to 31.2% in March 2003. It is estimated that approximately 36.8% of economically active Blacks were unemployed in March 2003. By contrast, unemployment among Whites in March 2003 was 6.9%. Although job creation has kept pace with economic growth, with employment rising by an average of 3.2% per year between 1996 and 2002, it has lagged behind growth in the labor supply, which has risen by an average of 5.6% per year over this period, leading to a significant increase in the unemployment rate. Further competition for available employment is created by the steady increase in the number of illegal aliens entering South Africa in recent years. Substantial unemployment is therefore expected to remain a significant feature of the South African economy for the foreseeable future.

The following table sets forth the change in total employment and the number of registered unemployed persons for the periods indicated.

Employment

	1998	1999	2000	2001	2002	2003(2)

		(average over the year)
Employment (% change on prior year)
Public Sector(1)	(1.6)	(3.3)	(4.1)	(2.2)	(0.4)	1.5
Private Sector(1)	(4.4)	(1.3)	(2.0)	(1.3)	(0.3)	(1.7)
Total	(3.8)	(1.8)	(2.5)	(1.5)	(0.1)	(0.9)
Official Unemployed(3) (Percentage)	25.2	23.3	25.8	29.5	29.5	31.2

(1)	Data include employment in sectors of former TBVC states.

(2)	First quarter of 2003.

(3)	Defined as those members of the economically active population who (i) did not work during the preceding seven days, (ii) want to work, (iii) are available to start work during the following seven days and (iv) have taken active steps to look for work or to start some form of self-employment during the preceding four weeks.

Source: South African Reserve Bank.

Official statistics are likely to understate the size of South Africa’s unemployed population because only a small proportion of unemployed workers actually registers as being unemployed.

As of March 2003, at the provincial level the highest unemployment rate of 38.4% occurred in Limpopo Province, while the lowest unemployment rate of 20.3% occurred in Western Cape Province. As of February 2000, less than 5% of the economically active population had degrees or higher qualifications.

Significant legislation has been adopted since 1994 designed to improve labor relations, skills development and employment equality. The Skills Development Levies Act, enacted in 1999, created a levy administered by the commissioner for the South African Revenue Service. The Act requires employers to pay as a levy a percentage of the amount of money they pay to their employees over a one-month period. The funds collected are earmarked to strengthen industrial training and to create learning opportunities for the unemployed. It is intended that 80% of the levies will go to fund sectoral education and training authorities and 20% will go to fund the National Skills Fund. Exemptions to this law are granted if the employer is a public service employer, a religious or charitable institution or a national or provincial public entity.

South African labor legislation promotes equity in employment and prohibits discrimination in the workplace on the grounds of race, gender, sex, pregnancy, marital status, family responsibility, ethnic or social origin, color, sexual orientation, age, disability, religion, HIV status, conscience, belief, political opinion, culture, language or birth. To realize these objectives, legislation requires all employers to take steps to end unfair discriminatory practices and policies. In addition, legislation mandates designated employers to prepare and implement employment equity plans and to report to the Department of Labour their progress in ending unfair discriminatory practices and in promoting equity. Employers that intend to contract with the National Government also must ensure compliance with their employment equity obligations. In addition, employers are prohibited from conducting unjustifiable medical and psychometric testing on employees, and employees are protected from recrimination for exercising their rights.

In August 2002, the South African Government announced a minimum monthly wage of R800 in urban areas for persons working more than 27 hours per week. Minimum wages covering South Africa’s estimated one million domestic workers became effective in November 2002. Approximately 1,000,000 wholesale and retail trade workers received coverage in February 2003 and most recently in March 2003, minimum wages were extended to roughly 800,000 farm workers.

Bringing together leaders of business, the National Government and the trade union movement, the 1998 Presidential Jobs Summit reached a consensus on a wide range of job creation programs, including introduction of youth brigades to promote youth employment; refocusing of special employment programs to target marginalized communities; proposals on housing provisions which included new financial mechanisms to finance low-cost housing; measures to address skills development; and consolidation of existing projects into a more coherent whole. Rural areas have been targeted specifically in several poverty relief and Presidential Jobs Summit programs, the extension of the municipal program and water supply projects.

The National Government has made education a key area of intervention in expanding the employment base. In 2002-2003, approximately 415,376 educators provided educational services to 13.4 million students at 39,910 institutions in South Africa. In addition, as of November 2002, 665,367 South Africans (approximately 54% female) were attending the 26 institutions of higher learning. Following the reorganization of South Africa’s 152 technical colleges into 50 super college institutions consisting of 165 centers (campuses and technical centers), enrollment rose to 356,049.

The total budgetary allocation for education in the 2002-2003 fiscal year was R62,868 million, and for the 2003-2004 fiscal year it is R69,329 million. South Africa has one of the highest rates of government investment in education expenditure in the world, and efficiency and effectiveness of spending in the formal education system are key priorities of the National Government. Supported by an ongoing conditional grant from the National Government to the provinces, improved financial management and classroom quality are regarded as the key elements of reform in provincial education spending. Further allocations have been proposed for the continuing reform of higher education (the restructuring costs of which in the 2003-2004 fiscal year are estimated at R3 billion). The funding of the National Student Financial Aid Scheme, which aims to enable more poor students to gain access to higher education, also remains a priority.

Non-agricultural labor productivity growth has increased steadily for the last five years, although its growth rate declined from 2% year-on-year in the fourth quarter of 2002 to 1.7% in the first quarter of 2003, the lowest rate of increase in the past ten years. Notwithstanding these gains, the underlying productivity of South African workers remains low, having grown at an average annual rate of only approximately 0.7% from the beginning of the 1980s to 1999. The growth in real output per worker in the formal non-agricultural sectors of the economy accelerated from 4.2% in 1999 to a peak of 6% for 2000, following which it has decelerated. These productivity gains resulted to a significant extent from cost saving programs that led to reductions in the workforce. In addition, employers enhanced production efficiency through investment in new technologies.

Growth in manufacturing labor productivity fell back steeply from a year on year rate of 6.7% in the third quarter of 2002 to 1.4% in the fourth quarter of 2003. As production volumes declined due to weak global demand and a strong rand, employment levels remained virtually unchanged, with production per worker in the manufacturing sector decreasing by 1.1% in the year ending with the first quarter of 2003.

Over the medium- and long-term, labor productivity is expected to suffer as the effect of HIV/AIDS-related illnesses in the South African labor force is felt. More research is necessary to predict the full effect of these developments, but costs are expected to rise in relation to employee insurance, medical aid and death benefits, replacement and training.

When measured over periods of four quarters, the cost of labor per unit of output in the manufacturing sector increased by 2.5% in the fourth quarter of 2002. Subsequently, the nominal unit labor cost in the manufacturing sector increased by 7.3% in the year ending with the first quarter of 2003, as a result of an increase in wages during a period of lower manufacturing productivity.

Following the acceleration in nominal wage growth and the slowdown in labor productivity growth in the beginning of 2003, nominal unit labor costs in the total non-agricultural sectors of the economy increased substantially. Nominal unit labor costs in the formal non-agricultural sectors of the economy increased by 2.9% in 2000, 4.1% in 2001 and 7% in 2002, while the year-on-year rate of increase rose from 6.6% in the fourth quarter of 2002 to 8.7% in the first quarter of 2003.

Until 1979, South African trade unions were required to be organized along racial lines, resulting in major clashes and pervasive non-recognition of trade unions representing Black workers. Due to the liberalization of labor legislation in the beginning of the 1980s, trade union density of the disenfranchised Black labor force increased substantially through 1993. The number of registered trade unions increased from 248 in the mid-1990’s to 504 in 2002, with membership increasing from 2.7 million in 1995 to more than 4 million in 2002.

Most trade unions are organized in federations of which there were approximately 17 as at the time of the most recently available information. The largest federation is the Congress of South African Trade Unions (COSATU), which has 21 affiliates and approximately 1.8 million members. COSATU includes the National Union of Mineworkers, the National Union of Metalworkers of South Africa, the South African Clothing and Textile Workers Union, the Food and Allied Workers Union and the National Education, Health and Allied Workers Union. Other significant federations include the Federation of Unions of South Africa and the National Counsel of Trade Unions. Federations are not required by law to register, so it is difficult to accurately estimate the total membership of all of South Africa’s trade unions.

Strike action was an important component of the struggle against apartheid. The number of man-days lost as a result of industrial action then increased in 1994 as a result of national work stoppages during the period leading up to the national election in April of that year. In addition, significant strikes occurred in the manufacturing and mining sectors subsequent to the 1994 election, as existing industrial dispute resolution mechanisms proved inadequate and incompatible with the policies of the newly elected government. The number of man-days lost during the next three years as a result of industrial action decreased from the high levels experienced in 1994, in part as a result of the implementation of a number of collective bargaining settlements in, among others, the metal and automobile sectors, which addressed issues such as human resource development, affirmative action, workplace democratization and wages. The estimated number of man-days lost to strikes and work stoppages increased substantially, however, in 1998 and 1999, due largely to the expiration of three-year wage agreements that contributed to strikes in several industries, including the chemical and automobile industries.

A general strike occurred in May 2000, which was the culmination of a work stay-away action organized to bring attention to ongoing job losses and to support amendments to legislation relating to the rights of workers in insolvent businesses. This stay-away action and strike contributed to the loss of 500,000 total workdays for the year. This figure rose sharply to 1.25 million in 2001, largely because of employee dissatisfaction with compensation and employment conditions as employers sought to control rising production costs. The estimated number of workdays lost to industrial action in 2002 was 615,723, a 35.4% decline from the previous year, reflecting more harmonious industrial relations.

The majority of strikes are wage related, but strikes have also been organized against the National Government’s privatization policies, although support for the latter strikes has been sporadic and the National Government has affirmed its commitment to the privatization process. The following table sets forth the number of man-days lost as a result of strikes and work stoppages during the periods indicated.

Man-Days Lost to Strikes and Work Stoppages

Number of
Man-Days
Year	Lost

1998	2,300,000
1999	3,100,000
2000	500,000 (1)
2001	1,250,000
2002	615,723

(1)	Figure does not include 900,000 days lost as a result of work stay-aways.

Source: Department of Labour and Statistics South Africa.

The Labour Relations Act of 1995 promotes collective bargaining through, among other things, protecting organizational rights for unions and the right to strike. The right to strike is contingent on the exhaustion of dispute procedures and on the condition that the industry does not provide essential services. The Labour Relations Act also establishes a framework for the formation of bargaining councils to determine matters within the public sector and each industrial sector, the criteria for which are to be established by the National Economic Development and Labour Council. When employers and employees cannot agree on the formation of a bargaining council, a statutory council may be formed. In addition, the Labour Relations Act significantly liberalizes the procedures for instituting legal strikes, introduces special requirements for the use of secondary strikes, picketing, protest action and replacement labor and protects an employer’s right to have recourse to lock-out. The Labour Relations Act also introduces workplace forums to promote ongoing dialogue between workers and management and simplifies the procedures for the registration of unions.

The Labour Relations Act prohibits the registration of trade unions that discriminate against sections of the population. All trade union constitutions containing discriminatory clauses have therefore been amended. In addition, the Act fundamentally overhauls previously existing dispute resolution procedures, mechanisms and institutions. While the Labour Relations Act permits the use of privately negotiated dispute-resolution procedures, it also encourages centralized dispute resolution through the establishment of a Commission for Conciliation, Mediation and Arbitration and through the creation of a Labour Court. The commission is responsible for attempting to resolve industrial disputes through conciliation and mediation. If these attempts fail, the commission may determine the dispute by arbitration or the parties may refer the dispute to the Labour Court unless it is of a certain category that must be resolved finally by arbitration and may not be referred to the Labour Court. The Labour Court has exclusive jurisdiction over all matters referred to it under the Labour Relations Act.

Amendments to the Labour Relations Act adopted in 1998 enhanced the institutional functioning of the Commission for Conciliation, Mediation and Arbitration by ameliorating the case flow, phasing out the industrial court and improving the efficiency of bargaining councils. Additional labor legislation also adopted in 1998 established new levels for minimum conditions of employment in respect of working hours, leave and the employment of minors. Legislation also provides mechanisms to set minimum wages and to provide flexibility in employment circumstances in order to meet the variable needs of individuals and employers. Further amendments to the Labour Relations Act were enacted in August 2002 and provide for, among other things, improved collective bargaining practices, amendments to trade union registration procedures, changes in workday and overtime allocations and due process in the event of dismissals.

Although the National Government has not established a comprehensive welfare system of the type found in many industrialized countries, it does maintain a variety of social benefit schemes relating to, among other things, unemployment insurance, old age, disability and survivor benefits, child support grants, unemployment, sickness and maternity benefits, worker injury benefits and various health care benefits targeted to certain persons. Other programs provide for a developmental social welfare program to ensure, among other things, delivery of benefits to the poorest South Africans and improved social insurance. These programs are funded largely from budgetary reallocations and through improved efficiency of delivery of services, subsidies or payments. See “Republic of South Africa — Medium Term Budget Policy Statement.”

Prices and Wages

Price and wage trends in South Africa have been rising over the last several years. The year-on-year rate of change in consumer prices rose from 5.4% in 2000, to 5.7% in 2001 and to 9.2% in 2002, due in part to the depreciation of the rand and rising food and fuel prices. However, with the appreciation of the rand in 2003 that trend has been reversed, with the rate of consumer price inflation declining to 5.4% in September 2003, marking the first time since October 2001 that consumer price inflation has fallen below 6%. In addition, the all-goods producer price index declined meaningfully in 2003 from 15.4% in September 2002. Consumer inflation is presently in the target range of 3-6% and the producer price index, a key indicator of future movements in consumer prices, fell by 1% in September 2003. While risks remain, particularly in respect of food price inflation, oil prices and the exchange rate, consumer inflation is expected to remain within the target range in 2004.

The annual growth in average nominal remuneration per worker in the formal non-agricultural sectors of the economy slowed to 7.8% in 1999 but rose to 9.2% in 2000 and to 9% in 2001. On a year-on-year basis, growth in the average nominal remuneration per worker increased slightly from 9% in 2001 to 9.6% in 2002 and 10% in the first quarter of 2003. Average remuneration per worker increased by 1.8% in 2001, 1.5% in 2002 and 2.8% in the first quarter of 2003.

In the public sector, the growth in average nominal remuneration per worker remained at 9% during 2001 and 2002.

Average monthly wages at current prices showed a year-on-year increase of 10% at February 2003. The highest average monthly wages of R16,277 were paid by the electricity, gas and water sector, while the lowest average monthly wages of R3,987 were paid by the construction sector. These figures represented year-on-year nominal increases of 34.8% and 21.1%, respectively. Year-on-year rates of wage increases in other sectors varied from 11.1% in the mining and quarrying sector to 17.5% in the financial and business services sector. As of February 2003, the highest average of monthly ordinary time hours paid for per full-time employee was 179.1 hours reported in the wholesale, retail and motor trade and hotel sector. The highest average of monthly overtime hours paid for per full-time employee was 17.4 hours reported in the transport, storage and communication sector.

The following table sets forth prices and wages for the periods indicated.

Prices and Wages

	1998	1999	2000	2001	2002	2003(2)

Consumer Prices(1)	90.2	94.9	100.0	105.7	115.3	122.4%
Percentage change from prior year	6.9%	5.2%	5.4%	5.7%	9.2%	7.7%
Production Prices(1)	86.6	91.6%	100.0	108.4	123.8	126.2
Percentage change from prior year	3.5%	5.8%	9.2%	8.4%	14.2%	3.0%
Remuneration per worker (excluding agricultural industry) (percentage change from prior year)
At current prices	14.7%	7.8%	9.2%	9.0%	9.6%	10.6%
At constant prices(2)	7.5%	1.5%	1.6%	1.8%	1.5%	2.8%
Unit labor costs (percentage change from prior year)
At current prices	9.1%	3.7%	2.9%	4.1%	6.6%	8.7%
Non-agricultural value added deflator	6.7%	6.1%	7.5%	7.1%	7.2%	n/a

n/a = not available.

(1)	2000 = 100.

(2)	The deflator used in the consumer price index is based on 2000 = 100.

(3)	“Consumer Prices” and “Producer Prices” through third quarter of 2002. “Remuneration per worker” and “Unit Labor Costs” through first quarter of 2003.

Source: South African Reserve Bank.

MONETARY AND FINANCIAL SYSTEM

The South African financial system consists of banks and non-bank institutions such as investment funds, portfolio management companies, securities investment firms, insurance companies and pension funds.

South African Reserve Bank

The South African Reserve Bank is the central bank of South Africa, with its head office in Pretoria and branches in Bloemfontein, Cape Town, Durban, East London, Johannesburg, Port Elizabeth and Pretoria North. The South African Reserve Bank’s independence is enshrined in the Constitution and is subject only to acts of Parliament and to regular consultation with the Minister of Finance. The principal responsibilities of the South African Reserve Bank include formulating and implementing monetary policy; issuing banknotes and coins; acting as banker to the National Government; acting as a bank to banks licensed under the Banks Act of 1990; providing facilities for the clearing and settlement of claims between banks; acting as custodian of the country’s gold and other foreign reserves; acting as a lender of last resort; conducting open-market operations; supervising banks; collecting, processing and interpreting economic statistics and related information; and formulating and implementing exchange rate policies in cooperation with the Minister of Finance and the National Treasury.

Unlike many other central banks, shares in the South African Reserve Bank are held privately, with none held by the National Government. The South African Reserve Bank’s share capital was quoted on the Johannesburg Stock Exchange from its inception in 1921 until May 2002, when it was delisted, and is held by approximately 700 shareholders, including companies, institutions and individuals. No single shareholder may hold more than R10,000 in nominal value of the South African Reserve Bank’s shares. Dividends are paid to shareholders out of net profits at a rate of 10% per annum of the nominal value of the shares. After provisions, 10% of the South African Reserve Bank’s surplus in any year is paid into a reserve fund, and the remainder is paid to the National Government.

The South African Reserve Bank is managed by a board of directors consisting of 14 members. The Governor, currently Mr. Tito Mboweni, and three Deputy Governors of the South African Reserve Bank are appointed by the President for five-year terms. Of the remaining 10 directors, three are appointed by the President, with the remaining seven elected by the South African Reserve Bank’s shareholders, four of whom represent the interests of commerce and finance, two represent industry and one represents agriculture. These directors hold office for a period of three years. The Governor has a vote on the board of directors and an additional vote to be used only in the event of a tie. The National Government therefore appoints persons controlling eight of the 15 effective votes to the board of directors of the South African Reserve Bank.

Monetary Policy

The main objective of the South African Reserve Bank’s monetary policy has been the pursuit of price stability. This policy forms part of broader macroeconomic policies aimed at improving the standard of living of all inhabitants of the country. See “Republic of South Africa — Medium Term Budget Policy Statement.” The South African Reserve Bank’s monetary policy aims to support the broader macroeconomic policies of the National Government by creating a stable financial environment. The South African Reserve Bank does not have fixed exchange rate targets, and it allows the rand to float freely against international currencies.

In 2000, the South African Reserve Bank’s previous approach to monetary policy-making was replaced by an inflation-targeting monetary framework. The previous approach involved the public announcement of guidelines for the growth in the broad money supply, augmented by regular wide-ranging assessments of economic conditions and the outlook for inflation. The current inflation targeting framework is characterized by the announcement of a numerical target for the inflation rate that is to be achieved over a specified period of time, and is also a broad-based strategy for achieving price stability, centered on an analysis of price developments. In light of the need for disinflation and the weakening of the relationship between money growth and nominal income growth, monetary policy decisions are guided by the deviation of the expected rate of increase in CPIX (the overall consumer price index for metropolitan and other urban areas, excluding the influence of mortgage interest costs) from a specified target range. In the application of inflation targeting as a monetary policy framework, allowance is made for the price effects of serious supply shocks, such as changes in the international price of crude oil, higher food prices resulting from unfavorable weather conditions and inordinate changes in the international exchange value of the rand. The current inflation target is 3-6%. The CPIX is expected to remain within this target over the medium term, averaging 4.9%, 5.4% and 5.1% in 2004, 2005 and 2006, respectively.

In its role of implementing monetary policy, the South African Reserve Bank monitors and influences conditions in the South African money and credit markets and affects interest rates, growth in lending and growth of deposits. The South African Reserve Bank uses open-market operations to determine the amount of liquidity made available to banks on a weekly basis in repurchase transactions. The interest rate for such repurchase transactions is set by the South African Reserve Bank’s Monetary Policy Committee and has a significant impact on all short-term interest rates in the economy.

Open-market operations entail the buying and selling of securities by the South African Reserve Bank in the open market in order to regulate the conditions in the money market or the level and pattern of interest rates. By injecting or absorbing funds through purchases and sales of securities, the South African Reserve Bank may increase or decrease liquidity in the banking system. Although these transactions are primarily undertaken to achieve long-term monetary objectives, a further objective may be to stabilize temporary money-market fluctuations. Currently, 10 primary dealers make markets in government paper, six of which are domestic banks and four of which are international banks. Since its appointment of primary dealers in National Government securities in 1998, the South African Reserve Bank no longer acts as agent for the National Government in buying or selling its securities. The South African Reserve Bank may purchase and sell National Government securities for the South African Reserve Bank’s own account, providing it with an effective means of influencing money market liquidity. Other techniques used by the South African Reserve Bank to influence liquidity include purchasing securities outright, varying the amount of National Government bills offered at tender each week, allocating National Government deposits between the South African Reserve Bank and private banks, issuing South African Reserve Bank debentures and entering into foreign exchange swaps with banks.

In September 2001, following a period of research and consultation with domestic money-market participants and experts at other central banks and multilateral agencies, a series of modifications to the South African Reserve Bank’s operational procedures was introduced in order to eliminate certain shortcomings in the repurchase-based refinancing system adopted in 1998. The modifications include, among other things, the partial closing of the margin between the repurchase rate and the interbank call rate and the announcement by the South African Reserve Bank of a fixed repurchase rate.

Following tight liquidity conditions in the money market at the time of the 1998 crisis, the situation has eased considerably. The easing in money market conditions can largely be attributed to liquidity that was provided through the net acquisition of foreign assets by the South African Reserve Bank and deficits arising from the South African Reserve Bank’s involvement in the market for forward foreign exchange. Between April and October 1999, the South African Reserve Bank intervened in the money market by draining liquidity with the objective of increasing the dependency of the private banks on central bank funding. In the fourth quarter of 1999, the South African Reserve Bank eased liquidity conditions in the money market in order to allay fears that a severely tight market at the end of the year might arise from failure of computer systems due to Year 2000 concerns. After the transition to the new millennium turned out to be uneventful, the South African Reserve Bank again began to drain liquidity so as to restore an adequate level of private bank dependency on central bank funding. From June 2002 to October 2003, the maintenance of a stable level of the liquidity requirement was achieved despite a large reduction in the South African Reserve Bank’s use of liquidity draining intervention instruments. This reduction in the use of liquidity draining intervention instruments resulted in a decrease in outstanding foreign currency swaps with banks.

The following table sets forth the rate at which the South African Reserve Bank provided liquidity to the banks as of each month-end indicated.

Repurchase Transaction Rate

2002	(%)

January	10.50
February	10.50
March	11.50
April	11.50
May	11.50
June	12.50
July	12.50
August	12.50
September	13.50
October	13.50
November	13.50
December	13.50

2003	(%)

January	13.50
February	13.50
March	13.50
April	13.50
May	13.50
June	12.00
July	12.00
August	11.00
September	10.00
October	8.50
November	8.50

Source: South African Reserve Bank.

The following table sets forth the money supply (M1A, M1, M2 and M3) of South Africa during the periods indicated.

Money Supply

	At December 31,					At
						October 31,
	1998	1999	2000	2001	2002	2003

	(millions of rand)
Coin and banknotes in circulation	18,505	22,660	23,719	25,283	29,216	32,203
Check and transmission deposits	96,307	122,486	123,865	150,043	161,735	159,545

Total: M1A(1)	114,812	145,146	147,584	175,326	190,951	191,747
Other demand deposits(2)	99,109	113,136	119,340	137,886	159,647	157,325

Total: M1(3)	213,921	258,282	266,924	313,212	350,598	349,072
Other short and medium-term Deposits(4)	169,445	177,244	195,585	219,458	246,963	290,632

Total: M2(5)	383,366	435,526	462,509	532,670	597,561	639,704
Long-term deposits(6)	45,306	36,651	45,082	59,782	70,631	61,059

Total: M3(7)	428,672	472,177	507,591	592,452	668,191	700,763

Note: Numbers may not total due to rounding.

(1)	Notes and coin in circulation plus check and transmission deposits of the domestic private sector with monetary institutions.

(2)	Demand deposits (other than check and transmission deposits) of the domestic private sector with monetary institutions.

(3)	M1A plus other demand deposits held by the domestic private sector.

(4)	Short-term deposits (other than demand deposits) and medium-term deposits (including all savings deposits) of the domestic private sector with monetary institutions, including savings deposits with and savings bank certificates issued by the Postbank.

(5)	M1 plus other short-term and medium-term deposits held by the domestic private sector.

(6)	Long-term deposits of the domestic private sector with monetary institutions, including national saving certificates issued by the Postbank.

(7)	M2 plus long-term deposits held by the domestic private sector.

Source: South African Reserve Bank.

Since the introduction of inflation targeting, the growth in the broadly defined money supply (M3) has not been used as an intermediate target for monetary policy purposes. Nevertheless, money supply and credit continue to provide useful information about prospective spending plans and inflationary pressures. In the first half of 2002, money supply growth accelerated to very high levels as rapidly rising inflation related factors were reflected in the demand for money. The monetary policy steps taken, appreciation of the rand and the associated slowdown in inflation resulted in a remarkable deceleration in monetary growth in a short time. Measured over twelve months, M3 decelerated from 20.6% in May 2002 to 6.2% in October 2003.

The decrease in M3 growth was equally evident in the narrower monetary aggregates. Nevertheless, during the last year there has been substitution between deposit classes, with a growing preference for short- and medium-term maturities over long-term maturities.

Regulation of the Financial Sector

Since 1994, South Africa has made a dedicated effort to deregulate the financial sector. The new market-based approach to regulation relies heavily on the use of strengthened corporate governance and accountability principles, enhanced disclosure systems, and market discipline as an incentive to compliance. Increased deregulation has augmented competition and encouraged innovation, but has simultaneously demanded a strengthening of supervision and more explicit market integrity and consumer protection mechanisms.

The two main regulatory authorities, the Financial Service Board and the South African Reserve Bank, apply measures to secure the financial soundness of the financial system as a whole. The regulatory instruments that they use include entry and other standard requirements, ownership constraints, limitations on certain activities, jurisdictional constraints, pricing constraints and operational constraints such as capital and liquidity requirements and trading capacity requirements. Domestic supervision incorporates international standards; South African financial institutions must comply fully with the majority of the Basel capital adequacy principles and standards, as well as the financial reporting and disclosure standards incorporated in the international accounting standards adopted by the International Organization of Securities Commissions (IOSCO). The various financial markets, financial institutions and financial instruments are regulated by a series of general, specific and enabling legislation.

Legislation enacted in 1998 provided for an independent competition authority, comprising an investigative division and an adjudicative division with broad powers to, among other things, issue compliance orders and interdicts, levy fines, impose structural remedies such as divestitures and prohibit mergers. The legislation also provides for a right of appeal to a specially constituted judicial authority. In the majority of cases, the adjudicative divisions have sole jurisdiction over competition matters. Amendments to the legislation enacted in 1999 require pre-merger notification in particular cases.

The Office of the Registrar of Companies falls under the supervision of the Department of Trade and Industry and is responsible for administering the Companies Act. The Office of the Registrar of Banks forms part of the South African Reserve Bank and conducts the supervision of banks. The Financial Services Board regulates the financial markets for equity, debt and derivative securities, as well as non-bank financial institutions registered under specific legislation. Advisory committees serve the various offices and boards, and a Policy Board for Financial Services and Regulation coordinates the institutional and functional aspects of regulation. Appeal boards are provided for, if and when needed, but responsibility for regulation remains with the Minister of Finance.

Recent legislative and regulatory initiatives include the following:

•	The Financial Advisory and Intermediary Services Act of 2002 was enacted to protect investors from poor and misleading advice by imposing licensing requirements for financial service providers and advisers, approval of financial service providers, key personnel and compliance officers by the Financial Services Board’s registrar and disclosure of advisers’ actual or potential interest, commission and fees paid, and details of how underlying assets are valued.

•	The Collective Investment Schemes Control Act of 2002 provides fund managers with greater flexibility to create and manage funds through an expanded use of derivatives and derivative-based hedge funds in unit trust portfolios, while at the same time improving investor protection by imposing investment limits and liability for misrepresentations.

•	Financial reporting standards were revised to be more consistent with international standards and general accepted accounting practices (GAAP) through the adaptation of AC133 in January 2003.

•	The Financial Intelligence Centre Act of 2001 contains measures aimed at combating money laundering, such as reporting of suspicions transactions and improved client identity verification and record-keeping requirements.

Financial markets such as the foreign exchange market and the money market are not regulated by specific legislation but are subject to general legislation and regulation by agencies such as the South African Reserve Bank. Institutions currently not required to register in terms of specific legislation are not subject to specific regulation. However, it is expected that all individuals and firms conducting investment business in the future will be required to comply with certain minimum requirements in respect of disclosure and capital adequacy. These individuals and firms also are required to adhere to a strict and coherent code of business conduct imposed to strengthen supervision.

Structure of the Banking Industry

As of December 2003, 25 banks, 15 local branches of foreign banks and 2 mutual banks were registered with the Office of the Registrar of Banks. Furthermore, 47 foreign banks had authorized representative offices in South Africa.

Major groups dominating the South African banking sector include ABSA Bank Ltd., the Standard Bank of South Africa Ltd., FirstRand Bank Ltd., Nedbank Ltd. (which recently took over BOE Bank Ltd.) and Investec Bank Ltd. These groups together hold approximately 87.7% of the total assets of the private banking sector. The remaining 12.3% of total assets of the private banking sector are held by other banks. The major banks (with the exception of Investec Bank Ltd.) offer a wide range of services to both individual and corporate customers at branches across all nine provinces. One-stop or relationship banking has gained importance with its emphasis on universal banking rather than on isolated services. Nevertheless, several banks specialize in providing merchant banking services, securities underwriting or services in other niche areas.

The operating banks, local branches of foreign banks and mutual banks together employed 114,546 workers and had combined assets amounting to R1,36 billion at September 2003. In addition to the operating banks, local branches of foreign banks and mutual banks, banking services are provided through the Postbank, a division of the South African Post Office, at over 2,000 locations nationwide. The Postbank receives deposits from, but does not provide credit to, the public. In addition, there were approximately 8,393 automated teller machines (ATMs) dispensing cash in South Africa as of January 2002.

South African regulatory authorities pursue a market-oriented regulatory approach, although the South African Reserve Bank also establishes cash reserve requirements. Banks are currently required to hold cash equal to 2.5% of their liabilities less interbank assets and specified repurchase transactions with a maturity of less than 30 days. Beginning in September 2003 banks were permitted to count only 25% of their vault cash holdings towards their required cash reserves and beginning in September 2004, vault cash will receive no credit towards required cash reserves. In the new system, no interest is paid on the minimum cash reserve balance, a policy intended to gradually increase the interest-free deposits held with the South African Reserve Bank.

The net income before taxation of banks, local branches of foreign banks and mutual banks rose from R6.37 billion in September 2002 to R11.45 billion at the end of September 2003. Industry-wide net income after tax as a percentage of total assets increased from 0.5% in September 2002 to 0.6% in September 2003 and as a percentage of equity increased from 4.8% in September 2002 to 7.7% as of September 2003.

The change in focus by the regulatory authorities from direct controls to deregulation has been accompanied by an emphasis on proper capitalization, sound risk management procedures and disclosure. South Africa adheres to the Basel capital adequacy guidelines for banks promulgated by the Bank for International Settlements. As of September 2003, the banking sector as a whole had a capital-to-risk-weighted asset ratio of 12.8%.

Many demands are now being made on South African banking institutions to extend their activities to accommodate the banking needs of historically disadvantaged South Africans and to provide more funds for housing, export financing, agriculture and small business development. See “—Financial Sector Charter” below.

The considerable increase in the demand for community-based banking led to the implementation of mutual banking legislation in 1994. The legislation was designed to fill the gap between the informal and formal financial sectors and provides the broader community with access to sophisticated banking, which is also being directed toward community-based activities. There are now two mutual banks, GBS Mutual Bank and VBS Mutual Bank, with a combined six branches.

Financial Sector Charter

In August 2002, the financial sector committed itself to developing a charter to address historical sector imbalances, particularly with reference to human resource development and access to financial services. Thereafter, key industry stakeholders came together to develop the Financial Charter, which was launched by the industry and the Minister of Finance on October 17, 2003. The Financial Charter is built around a central vision of promoting a transformed, vibrant and globally competitive financial sector that reflects the demographics of South Africa and contributes to the establishment of an equitable society by effectively providing accessible financial services to Blacks and by directing investment into targeted areas in the economy.

The Financial Charter has established sector transformation goals, emphasizing targets for human resource development, procurement and enterprise development, access to financial services and ownership transfer. For example, the financial sector has committed to ensure that 80% of the population in lower income groups has access to financial services by 2008.

The National Government, development finance institutions and private financial institutions continue to work together to develop sustainable financing solutions to facilitate Black economic empowerment (BEE) programs in this sector and to fund the commitments reached in other sector charters, such as the Mining Charter. In the 2002-2003 Budget, the National Government allocated R10 billion to facilitate Black economic empowerment transactions over a period of five years.

The Financial Charter is a voluntary, industry-driven document that binds all financial sector participants, with few exceptions, with their full support. The Financial Charter’s objectives are to be implemented over a period of years. The targets set out in the Financial Charter represent meaningful and achievable objectives for transformation, and represent benchmarks against which progress can be measured.

Credit Allocation

Traditionally, changes in the outstanding stock of claims on the domestic non-bank sectors as reported on the banks’ balance sheets have been interpreted as signifying flows of credit to these sectors. With the implementation of Accounting Standard AC 133 in January 2003, derivatives positions must be marked to market and reported on a gross rather than on a net basis. Previously, coverage of on-balance sheet derivatives was narrower and netting was widespread. Those derivative assets with counterparties falling in the domestic non-bank sector form part of the investments category of banks’ claims on the domestic private sector, which accordingly rose very strongly. However, the marking to market of derivatives and other investments, such as bonds, at each month-end leads to a situation where, in a typical month, the bulk of the change in the stock of claims on the domestic non-bank sectors is likely to be due to revaluation rather than to actual transaction flows of credit.

Accordingly, in analyzing credit extension, it is advisable to deemphasize the reported stock of banks’ claims on the domestic private sector and to examine banks’ loans and advances. These are reported at nominal value including accrued interest, and do not change to reflect mark-to-market practices as with investments and, to some extent, with bills discounted.

Growth in banks’ total loans and advances to the domestic private sector slowed down significantly during the course of 2002. Despite a brisk increase of 14% in the first quarter due to high inflation and its resulting effects on consumer behavior, growth in loans and advances receded in the second quarter to a single-digit annualized rate as real domestic expenditure growth faltered. The growth rate for credit extension remained in single digits for the remainder of 2002, falling as low as 6.3% in the third quarter, mainly due to increases in the level of short-term interest rates and the slower pace of economic growth. Loans and extensions were also affected by reversals of leads and lags in the payments from foreign transactions when the rand appreciated.

In the first half of 2003, however, growth in loans and advances began to accelerate, reaching an annualized rate of 22.3% in the second quarter. This reflected continued growth in real fixed capital formation and the fact that many households were again in a position to incur debt and were encouraged by rising house prices and projections of decreases in interest rates. In the third quarter of 2003, growth in total loans and advances to the private sector decline to 8.3% as the corporate sector utilized less credit from the banking system.

The following table sets forth a classification of bank credit to the private sector based on the type of economic activity.

Bank Credit

	As of September 2003

	Amounts	Percentage
	(millions of	of total
	rand)	credit (%)

Individuals	342,369	35.8
Finance and insurance	300,065	31.3
Real estate & business services	79,667	8.3
Manufacturing	41,993	4.4
Community, social and personal services	32,161	3.4
Trade and accommodation	24,794	2.6
Agriculture	16,170	1.7
Electricity, gas and water	15,552	1.6
Mining	14,274	1.5
Transport and communication	15,806	1.7
Construction	8,520	0.9
Other	66,270	6.8

Total	957,639	100.0

Source: South African Reserve Bank.

Capital Markets

The JSE Securities Exchange of South Africa (JSE), formerly known as the Johannesburg Stock Exchange, was established over 100 years ago and is the nation’s primary licensed market for equity securities. The JSE is governed externally by South African legislation and internally by its own rules and regulations. The introduction of the Johannesburg Equities Trading system (JET), an electronic, automated and central order-driven system, culminated in the closure of the trading floor in 1996. JET was subsequently replaced by the Stock Exchange Electronic Trading System (SETS), the trading and real-time information dissemination system of the London Stock Exchange. This affords member firms and issuers of both the JSE and the London Stock Exchange easier access to each other’s markets. JSE members and issuers connect to SETS and the JSE through a hub in South Africa. Through SETS, South African companies are able to access international markets without establishing a local presence offshore.

On June 23, 2003 the JSE announced the first alternative exchange in Africa, named AltX, that will list small and medium sized companies, specifically targeting black empowerment and junior mining companies. The new market opened in October 2003 and runs parallel to the main exchange, with separate listings requirements and reduced fees.

The Bond Exchange of South Africa (BESA), which was licensed in 1996, is the forum for trading debt instruments. The South African Futures Exchange (SAFEX) is the forum for trading futures contracts. The JSE acquired SAFEX in August 2001 and merged it into the JSE as a financial derivatives division and an agricultural products division. Since the inception of AltX, South Africa’s three exchanges are the JSE, the AltX and the BESA.

Regulation of insider trading is vested in the Financial Services Board, which has extensive surveillance and detection capability and was established in partnership with the JSE. Insider trading legislation is expected to be extended to the bond and derivative markets.

Since 1995, the JSE has permitted limited liability corporate memberships and has phased out citizenship requirements for members of the JSE. Several banks, both domestic and international, have acquired or established stock-brokering businesses as members of the JSE. Stockbrokers are required to meet more stringent capital adequacy requirements and to keep client funds in trust accounts separate from the stockbroker’s own funds. The Stock Exchange Guarantee Fund was established to protect investors and may be used to discharge certain liabilities of members relating to the buying and selling of securities.

Since 1999, companies have been permitted to buy their own shares and are required to disclose security interests, directors’ pensions and compensation, and to appoint a secretary of all public companies. Legislation restricts undesirable advertising and canvassing relating to securities.

The following table sets forth the market capitalization and number of companies listed on the JSE and the JSE’s trading volumes and values for the period indicated.

JSE Securities Exchange of South Africa

						As of
						October
	1998	1999	2000	2001	2002	2003

Market capitalization(1)	1,001,556	1,616,207	1,551,489	1,770,682	1,584,151	1,666,494
Trading volume(2)	34,411,630	43,101,425	49,565,731	59,557,665	55,790,130	35,835,399
Trading values(3)	319,334	448,439	536,877	606,136	808,657	621,064
Listed companies(4)	668	668	616	542	472	428

(1)	In millions of rand at end of period.

(2)	In thousands of shares traded.

(3)	In millions of rand.

(4)	Actual figures at the end of period.

Source: JSE Securities Exchange of South Africa and South African South African Reserve Bank.

The number of companies listed on the JSE has declined from 668 in 1998 to 428 in October 2003. According to the Federation of International Stock Exchanges, the JSE was the 16th largest stock exchange in the world, in terms of market capitalization, as of the end of September 2003. The market capitalization of the JSE at the end of October 2003 was approximately R1.7 billion. In the first ten months of 2003, the total value of share capital raised by companies listed on the JSE was R16.6 billion, a decrease of R34 billion as compared to the first ten months of 2002. Turnover of shares listed on the JSE increased from approximately R606 billion in 2001 (34.2% of market capitalization at December 31, 2001) to R809 billion in 2002 (51.0% of market capitalization at December 31, 2002). Turnover of shares on the JSE amounted to R621 billion in the first ten months of 2003.

Non-residents of South Africa made net sales of shares of R1.2 billion in the first ten months of 2003 as compared to net sales of R5.6 billion in 2002. On average non-resident participation in the JSE has accounted for 22% of the value of all shares traded in 2003 thus far. Liquidity on the JSE increased from 26.7% in 1998 to 36.3% in October 2003. The closing volume of the All-Share price index on the JSE increased by 5% from the end of December 2002 to the end of October 2003. Notwithstanding these advances, two hundred and forty companies have delisted form the JSE since 1998. Citing the need to gain access to capital at reduced cost, other South African companies listed on the JSE also are considering transferring their primary stockmarket listings to the London Stock Exchange or other foreign markets.

The main index charting the performance of the JSE as a whole is the All Share Index. At March 31, 2003, the All Share Index included 156 companies and accounted for approximately 80% of the market capitalization of the JSE. At October 31, 2003, the 10 largest companies by market capitalization represented approximately 48% of total market capitalization. Other indices include four new benchmark indices, two capped indices and two shareholder weighted indices.

BESA became the sole formal forum for trading debt instruments (including domestic government debt securities, or gilts) in 1996. Electronic net settlement takes place through settlement agents appointed by the members and market practitioners. Bonds traded on BESA are cleared through the Universal Exchange Corporation Ltd. and immobilized by settlement agents at the Central Depository Limited. The turnover in the bond market in October 2003 was approximately 24 times the nominal value of debt issued. The nominal value of turnover on BESA for the year 2002 was R11.674 billion compared with the value for 2001, which was R11.658 billion. In the first 10 months of 2003, turnover amounted to R9.120 billion. Since 1997, BESA has used a rolling settlement period of three days. BESA implemented a bond automated trading system in January 2000. This system introduced centralized price discovery through screen trading and price transparency through information dissemination.

Derivative instruments are traded either on an over-the-counter basis or on an exchange. The Financial Derivatives Division of the JSE, known as the South African Futures Exchange prior to its acquisition by the JSE in August 2001, is responsible for all futures contracts and options on futures. SAFEX Clearing Company (Proprietary) Ltd. (SAFCOM) is the clearinghouse for SAFEX and also provides compliance, surveillance and other exchange services. Trading takes place on an automated trading system. The number of contracts traded decreased by 14% in the first 10 months of 2003 as compared with 2002. Listed futures contracts traded include equity futures, interest-rate futures and, since 1992, options on certain of these futures. The combined number of equity-related derivative contracts traded reached a record high of 10.9 million contracts in the fourth quarter of 2001 and has since declined to 8.5 million in the third quarter of 2003. SAFEX has introduced commodity futures in South Africa in July 1995, rand-dollar futures in May 1997 and individual equity futures in February 1999. Equity index contracts produced 99% of the turnover on SAFEX in 2002 and in the first 10 months of 2003. Trading of futures and options, amounted to R879 billion in 2002 and R689 billion in the first 10 months of 2003.

Exchange Controls

Exchange control is administered by the South African Reserve Bank on behalf of the Minister of Finance. It is assisted in this task by a number of banking institutions that have been appointed by the Minister of Finance as authorized dealers in foreign exchange. They undertake foreign exchange transactions for their own account with their clients within limits and subject to conditions established by the South African Reserve Bank.

Until 1995, control over non-residents’ capital transactions was based mainly on the financial rand system, which was reintroduced in 1985 at the time of the proclamation of the debt standstill. See “The External Sector of the Economy — Foreign Debt Arrangements.” Although the financial rand system served South Africa well during the years of the country’s economic isolation, it had many disadvantages and, in normal times, discouraged new foreign investment in the country. In 1995, the National Government abolished the financial rand system and the resulting dual exchange rate, and relaxed the application of the exchange control regulations to allow for the free convertibility and repatriation of the local sale proceeds of South African investments owned by nonresidents. From that date, South Africa has had a unitary exchange rate that applies to both current and capital transactions between residents and non-residents. Residents still face certain restrictions, as discussed below.

The present exchange control system in South Africa is used primarily to control movements of capital by South African residents. In order to ensure that capital transfers are not disguised as current payments, controls and limits are placed on transfers of a current nature, such as travel allowances for vacation and business purposes, subsistence allowances for educational and other purposes and gifts to non-residents. South African residents have been permitted since July 1997 to export capital or to hold foreign currency; the current limit is R750,000 per person. Certain restrictions are imposed on foreign investment by South African residents. South African exchange control authorities also require residents to obtain permission to borrow funds abroad. South African residents who wish to make direct investments in businesses in other countries must obtain prior approval. Applications to undertake such transactions are considered on merit and are granted if South African exchange control authorities believe the investments would be of long-term economic benefit to South Africa. Portfolio or non-direct foreign investments were prohibited until 1995, when the Minister of Finance announced that institutions such as insurance companies, pension funds and unit trusts would be allowed, with prior South African Reserve Bank permission, to diversify a small portion of their investments by obtaining portfolio investments abroad, provided those investments were obtained by way of asset swaps, thereby ensuring that they had no effect on foreign exchange reserves. The asset swap mechanism was terminated in February 2001.

Authorized foreign exchange dealers are allowed to approve the granting of credit terms in respect of exports only for periods not exceeding six months, with an extension of a further six months in certain circumstances without reference to the South African Reserve Bank. Since 1996, corporations engaged in exportation and importation have been permitted to offset costs of imports against proceeds from exports within a specified period. In addition, the permitted level of borrowings by operations owned or controlled by non-residents has been increased from 50% to 75%.

Various measures aimed at easing certain of the country’s remaining exchange control regulations became effective in mid-1997. The measures included abolishing most remaining quantitative limits on current account transactions; permitting South African institutions to invest funds abroad; permitting trading of rand-dollar futures contracts on the South African Futures Exchange, with participation initially restricted to non-residents and authorized local dealers in foreign exchange; and relaxing the application of local borrowings limits to foreign controlled South African companies. In March 1998, it was announced that South African companies would be allowed to retain foreign currency earnings in the form of export proceeds and service receipts for up to 180 days from the date of shipment or date of service rendered. Such funds now may be retained in a customer foreign currency account for 180 days from the date of credit to the account.

Since May 2003, exchange controls were further eased. Long-term insurers, pension funds and fund managers are now permitted, with prior South African Reserve Bank approval, to invest up to 15% of their total assets or total assets under management, as applicable, and unit trust management companies up to 20% of their total assets under management, in foreign portfolio investments. In addition, the maximum allowable funds used by South African corporations to finance new non-South African approved foreign direct investment was increased from R500 million to R1 billion, and if the foreign direct investment is earmarked for Africa, R2 billion. Blocked assets of emigrants are to be unwound and new emigrants can transfer out of South Africa more than R750,000, with the prior approval of the South African Reserve Bank and, subject to a transfer schedule and a transfer charge of 10% of the amount transferred. In his 2003 Budget Speech, the Minister of Finance announced an exchange control amnesty program, which allows residents of South Africa, for a specified time, to repatriate monies they had previously and covertly invested overseas to circumvent exchange controls at a reduced tax rate. See “Public Finance — Taxation.”

The National Government is also considering the circumstances under which it could phase out remaining exchange controls.

Gold and Foreign Exchange Contingency Reserve Account

The South African Reserve Bank maintains for the account of the South African Government a Gold and Foreign Exchange Contingency Reserve Account, which consists of credit and debit balances of three different accounts: a gold price adjustment account; a foreign exchange adjustment account; and a forward exchange contracts adjustment account. From time to time, upon the agreement of the Minister of Finance and the Governor of the South African Reserve Bank, the balance of the account may be reduced by the issuance by the South African Government to the South African Reserve Bank of zero-coupon bonds convertible at the option of the South African Reserve Bank into interest-bearing bonds. Such an issuance to the value of R7 billion was made in 2002 in partial payment of the outstanding balance of the Gold and Foreign Exchange Contingency Reserve Account. At March 31, 1998, the account had a balance of R73 million. In the context of considerable international financial instability, losses amounting to some R14.4 billion (1.9% of GDP) were recorded in the Account in 1998-1999 and the outstanding balance on March 31, 2001 was R18.2 billion, while on March 31, 2002, it had reached R28 billion. The aggregate amount of the three accounts comprising the account can fluctuate from time to time during each fiscal year.

In accordance with the Gold and Foreign Exchange Contingency Reserve Defrayal Act, the National Treasury issues to the South African Reserve Bank, R7 billion zero-coupon bonds each year for the four-year period that began in 2002-2003. The National Treasury will allow the South African Reserve Bank to convert its current bond portfolio and future zero-coupon bonds into cash and short term interest-bearing bonds, which will enable the South African Reserve Bank to improve management of liquidity in the market. The National Treasury intends to repay the entire outstanding account with these bond issues.

All gold of the South African Reserve Bank is traded for the account of the South African Government, and the gold price adjustment account reflects any profit or loss on the gold held by the South African Reserve Bank. The foreign exchange adjustment account reflects any profit or loss on assets of the South African Reserve Bank denominated in currencies other than rand as a result of depreciation or appreciation, as the case may be, of the rand against the currency of such assets. Since 1997, the South African Reserve Bank has permitted an increasing percentage of South Africa’s gold production to be marketed by the Rand Refinery and various mining houses.

In the interest of financial stability, the South African Reserve Bank is still involved in the forward foreign exchange market, and the forward exchange contracts adjustment account reflects any profit or loss on any forward exchange contract entered into by the South African Reserve Bank, and any profit or loss due to changes in the value of the rand against the currency of the United States on certain agreements for the reinsurance of export contracts. Since early 1997, the South African Reserve Bank has refrained from providing cover for periods longer than one year. The South African Reserve Bank is reducing its role in providing forward foreign exchange to cover future external commitments, and only enters this market at its own initiative. Private banking institutions now are encouraged to develop an active and efficient forward foreign exchange market without undue participation by the South African Reserve Bank.

Rapid progress was made in reducing the net open forward position of the South African Reserve Bank in 1999, but this slowed in 2000 as a result of smaller capital inflows. The net open forward position was reduced to $4.8 billion in October 2001, to $1.8 billion in April 2002 and was further reduced to $0 in May 2003. At the end of October 2003, the NOFP was positive $2.7 billion. The South African Reserve Bank’s stated policy is not to intervene by purchasing foreign exchange from the market to reduce the net open forward position, because of its view that it is now at a comfortable level of exposure on par with those prevailing in G10 countries.

THE EXTERNAL SECTOR OF THE ECONOMY

Foreign Trade

South Africa’s imports and exports (including gold) accounted for roughly 24.9% and 29.9%, respectively, of real GDP in 2002 and 21.8% and 23.9%, respectively, at the end of the third quarter of 2003. South Africa generally has maintained a trade surplus since 1982.

The following table sets forth South Africa’s balance of trade for the periods indicated.

Foreign Trade(1)(2)

	1998	1999	2000	2001	2002	2003(5)

Exports
Mining	46,223	45,614	95,092	77,345	90,760	35,669
Motor vehicles, parts and accessories	6,170	10,183	13,035	18,177	24,878	12,426
Basic iron and steel products	13,900	14,343	19,348	18,449	25,504	14,761
Non-electrical machinery(4)	6,725	7,864	12,135	17,119	18,951	8,734
Industrial chemicals	7,528	8,331	9,639	11,697	15,199	5,889
Agriculture	6,210	8,171	7,086	8,874	12,255	6,360
Non-ferrous metal products	8,632	7,234	9,176	8,976	11,173	4,546
Processed food	6,527	6,261	7,472	9,099	11,412	4,618
Petroleum and petroleum products	3,111	3,963	2,744	1,010	10,184	5,809
Paper and paper products	4,021	4,533	6,503	6,515	7,247	3,205
Other chemical products	3,054	3,317	5,128	5,446	7,730	3,283
Other	20,225	25,304	31,933	36,015	47,187	19,888

Total exports	133,541	145,118	219,291	218,722	282,401	125,187

Foreign Trade
(continued)

	1998	1999	2000	2001	2002	2003(5)

Imports
Non-electrical machinery(4)	29,482	26,685	30,553	35,455	45,728	22,691
Motor vehicles, parts and accessories	15,287	18,277	25,412	31,540	42,462	21,537
Mining	12,491	16,668	30,658	32,216	36,189	15,868
Radio, television and communications	15,148	11,354	14,844	14,897	19,197	6,722
Other chemical products	9,575	10,583	12,210	14,197	18,583	7,998
Industrial chemicals	8,000	8,247	9,975	11,036	15,345	6,391
Professional equipment etc.	5,175	5,303	6,274	7,522	9,895	4,168
Transport equipment(3)	4,588	5,825	6,912	9,186	10,491	6,671
Electrical machinery	5,158	5,068	5,868	6,618	8,247	4,431
Processed food	5,450	5,298	5,883	6,360	8,405	4,105
Metal products	3,083	3,116	3,260	3,936	5,270	2,345
Other	30,429	30,734	35,674	36,912	54,434	22,696

Total imports	143,866	147,158	187,522	209,874	274,248	125,622

(1)	Not adjusted for balance of payments purposes.

(2)	The totals for the geographical distribution of foreign trade that is presented in the table entitled “Distribution of Trade” may differ from the data presented herein due to the differing methodologies employed. See “The External Sector of the Economy – Geographic Distribution of Trade.”

(3)	Excluding machinery and equipment.

(4)	Excluding metal products.

(5)	Through June 2003.

Source: South African Industrial Development Corporation and the South African National Treasury.

Exports. South Africa’s exports have traditionally consisted largely of primary products, especially mining products, with gold, diamonds, platinum group metals, coal and iron exported in large quantities. However, in recent years, manufactured products have accounted for an increasingly large proportion of exports.

Owing mainly to an increase in the physical quantity of goods exported, the value of South Africa’s merchandise exports began an upward trend and advanced from R118 billion in 1997 to R233.2 billion in 2001 and to R283.4 billion in 2002. Following the depreciation of the rand in the beginning of 2000, changing relative prices dampened demand for imports while making exported goods cheaper to foreign purchasers, resulting in an increase in net exports. With the appreciation of the rand in 2003, this trend was reversed, with cheaper prices increasing the demand for imports and increasingly expensive exports becoming less attractive to foreign markets. The rapid increase in export prices in the first half of 2002 decelerated in the later half of the year before reversing by approximately 11% in the first three quarters of 2003.

Whereas net gold exports increased steadily in 2001 and 2002 because of the depreciation of the rand, the rand’s appreciation in 2003 has had a negative impact on the average rand price of gold, and consequently a negative impact on net gold exports. In 2002, the average rand price of gold was R3,242 per fine ounce compared to R2,772 per fine ounce in the first three quarters of 2003. Accordingly, the value of net gold exports, which had increased from R29.4 billion in 2001 to R42.6 billion in 2002, decreased sharply to R25.9 billion in the first three quarters of 2003.

Imports. Despite the higher rand prices of imported goods prevailing in 2002, import volumes remained firm. The physical quantity of imports rose by 3.5% in 2002, coinciding with an increase in real gross fixed capital formation and the accumulation of inventories. In line with the fluctuations of the rand, the rand prices of imported goods rose by 22% in 2002, while in the first three quarters of 2003 they declined by 13% compared to the same period of 2002. After having risen on a year-on-year rate of 26.3% in 2002, the value of merchandise imports decreased by approximately 5.5% in the first three quarters of 2003 compared to the first three quarters of 2002. Whereas mining imports, as a percentage of total merchandise imports, declined marginally from the first half of 2002 to the second and contracted further in the first six months of 2003, manufactured goods, as a percentage of total merchandise imports, remained at a constant level of approximately 77% from the second half of 2002 to the first half of 2003. Concomitantly, among imports of manufactured goods, there was a slight shift towards the importation of machinery and electrical equipment, and vehicle and transport equipment.

South Africa’s Commitment to the WTO. South Africa was a founding member of the General Agreement on Tariffs and Trade (GATT) and has been an active participant for decades in the various GATT rounds of multilateral trade negotiations. The South African Government is committed to the principles expressed in the GATT, now greatly expanded by the results of the Uruguay Round of Multilateral Trade Negotiations (the Marrakesh Agreement). South Africa acceded to the Marrakesh Agreement in 1994 and became a member of the WTO upon its establishment in 1995.

Pursuant to the Marrakesh Agreement, South Africa committed to reduce its tariffs on industrial products by approximately one third from the levels prevailing in 1994, over a five-year period from 1995-1999 (excluding the motor and textile sectors, where the phasing-out of tariffs was scheduled for an eight-year period to 2002). The final directive of the Board of Tariffs and Trade to phase-down customs rates in accordance with the Marrakesh Agreement will be published on January 1, 2004. South Africa also agreed to establish ceilings above which it would not raise its tariffs in respect of 98% of its tariff lines, compared with 16% prior to the Marrakesh Agreement. The rate at which scheduled reductions are made is determined by the National Government in light of industry-specific circumstances with a view to supporting the development and overall competitiveness of the economy. In addition to its WTO commitment of a one-third reduction in tariff rates, South Africa simultaneously has undertaken a major tariff restructuring which involved further reductions beyond its commitments and the simplification of the tariff structure by eliminating approximately one-third of the tariff lines and reducing the number of different rates in order to achieve greater uniformity. Quantitative restrictions on agricultural imports also have been eliminated and replaced by tariffs, where justified, on the recommendation of the Board on Tariffs and Trade. Most sectors are expected to benefit from lower input costs as a result of the reductions in South African tariffs. South Africa’s remaining import surcharges have been abolished, which is expected to strengthen these trends.

Pursuant to the Marrakesh Agreement, South Africa has phased out support measures and subsidies inconsistent with the principles expressed in the GATT. See “The South African Economy — Principal Sectors of the Economy — Manufacturing”. South African industries therefore are being encouraged to improve their competitiveness in domestic and foreign markets, despite diminishing levels of tariff support from the South African government. However, South African industries are expected to benefit from cost reductions, supply side support measures and reduced import duties of trading partner countries that were negotiated in the Uruguay Round, as well as from certain market access preferences that have been granted to South Africa by Canada, the European Union, Hungary, Japan, Norway and the United States.

Geographic Distribution of Trade. During the apartheid era, South Africa was isolated from, and subject to economic, cultural and political sanctions by, the international community. The country fully reestablished its links with the outside world following the 1994 elections. See “Republic of South Africa — International Relations.”

The following table sets forth the distribution of South Africa’s exports and imports of merchandise for the periods indicated.

Distribution of Merchandise Trade

	1998	1999	2000	2001	2002	2003(1)

			(millions of Rand)
Exports
United Kingdom	10,931	14,893	18,546	20,936	25,196	10,840
United States	14,753	16,463	24,979	19,265	24,221	10,756
Germany	9,049	12,968	16,208	15,732	18,214	7,830
Japan	9,830	11,154	16,764	10,811	15,350	8,447
Netherlands	5,863	6,023	6,904	9,388	12,308	5,724
Belgium	4,444	5,326	6,350	6,657	8,977	4,120
Italy	3,937	4,269	5,836	6,519	7,594	3,626
Zimbabwe	4,905	4,767	4,517	4,966	6,443	2,039
Taiwan/Province of China	3,024	3,475	3,615	3,821	5,332	2,483

Total	140,739	161,444	207,913	215,248	265,691	138,511

Imports
Germany	20,763	21,592	24,880	32,228	41,889	19,787
United States	19,560	20,228	22,147	25,832	30,929	12,497
United Kingdom	14,386	14,090	16,104	18,197	24,613	11,486
Japan	11,211	11,435	14,839	14,686	18,850	9,615
China	4,347	5,011	6,935	9,087	14,051	7,171
Saudi Arabia	2,183	6,029	14,136	14,977	12,131	6,276
France	6,288	5,835	7,896	8,152	10,793	7,688
Italy	5,748	5,517	6,247	8,068	9,556	4,186
Australia	3,511	3,237	4,651	6,049	7,583	3,065
Taiwan/Province of China	3,668	3,635	4,223	4,521	5,113	2,348

Total	144,171	147,340	188,058	215,441	265,948	125,816

Balance of merchandise trade	(3,432)	14,103	19,855	(193)	(257)	12,694

(1)	Not adjusted for balance of payments purposes.

Source: South African Revenue Service.

Balance of Payments

The following table sets forth the balance of payments for South Africa for the periods indicated.

Balance of Payments(1)

	1998	1999	2000	2001	2002	2003(8)

			(millions of rand)
Current account
Merchandise exports (f.o.b.)(2)	135,214	150,619	193,221	233,206	283,371	190,873
Net gold exports(3)	25,907	24,278	26,830	29,407	42,553	25,897
Service receipts	29,068	30,998	33,905	38,645	47,111	32,127
Income receipts	7,193	9,582	15,701	19,246	18,913	13,454
Less: Merchandise imports (f.o.b.)(2)	150,705	150,025	189,842	221,604	279,823	194,325
Less: Payments for services	30,927	34,870	39,628	44,366	55,801	41,206
Less: Income payments	24,524	28,846	37,418	51,093	47,201	33,179
Current transfers (net receipts)	(4,093)	(5,662)	(6,422)	(6,257)	(5,843)	(4,794)

Balance of current account	(12,867)	(3,926)	(3,653)	(2,816)	3,280	(11,153)
Capital transfer account (net receipts)	(309)	(377)	(359)	(256)	(162)	(118)
Financial account
Direct investment
Liabilities(4)	3,104	9,184	6,158	58,404	7,929	2,620
Assets(5)	(9,841)	(9,659)	(1,878)	27,359	4,216	(813)
Net direct investment	(6,737)	(475)	4,280	85,763	12,145	1,807
Portfolio investment
Liabilities	50,452	83,883	11,793	(24,000)	5,348	11,588
Assets	(30,077)	(31,537)	(25,628)	(43,626)	(9,619)	(441)
Net portfolio investment	20,375	52,346	(13,835)	(67,626)	(4,271)	11,147
Other investment
Liabilities	6,534	(9,322)	10,828	(10,226)	(1,162)	(6,942)
Assets	(2,872)	(10,034)	947	(12,324)	12,016	5,929
Net other investment	3,662	(19,356)	11,775	(22,550)	10,854	(1,013)

Balance of financial account	17,300	32,515	2,220	(4,413)	18,728	11,941
Unrecorded transactions(6)	(8,143)	(2,347)	6,906	14,704	14,738	23,565
Change in net gold and other foreign reserves owing to balance of payments transactions	(4,019)	25,865	5,114	7,219	36,854	24,235
Change in liabilities related to reserves(7)	4,529	(65)	(1,922)	13,571	(20,090)	2,591
SDR allocations and valuation adjustments	6,167	1,143	11,919	47,787	(36,647)	(18,538)
Change in gross gold and other foreign reserves	6,677	26,943	15,111	68,577	(20,153)	8,288
Change in capital transfer and financial accounts including unrecorded transactions	8,848	29,791	8,767	10,035	33,304	35,388

(1)	Data for the last four years are preliminary and subject to revision.

(2)	Published customs figures adjusted for balance of payments purposes.

(3)	Net foreign sales of gold plus changes in gold holdings of the South African Reserve Bank and other banking institutions.

(4)	Investment by foreigners in undertakings in South Africa in which they have individually or collectively in the case of affiliated organizations or persons at least 10% of the voting rights.

(5)	Investment by South African residents in undertakings abroad in which they have at least 10% of the voting rights.

(6)	Transactions on the current, capital transfer and financial accounts.

(7)	Liabilities related to foreign reserves include all foreign short-term liabilities of the South African Reserve Bank and short-term foreign loans to the Central Government by international organizations.

(8)	Through first three quarters of 2003.

Source: South African Reserve Bank.

Current Account

From 1985 to 1993, South Africa recorded current account surpluses that funded large capital outflows. The surplus in the current account of the balance of payments reversed from R0.3 billion in 1994 to deficits thereafter, reaching a deficit of R12.9 billion, or 1.7% of GDP, in 1998. This figure reflected a response to the currency depreciation and the sharp rise in the value of merchandise imports. See “The External Sector of the Economy — Foreign Trade.” The deficit in the current account narrowed to R3.9 billion in 1999, R3.7 billion in 2000 and R2.8 billion in 2001. Although South Africa recorded a current account surplus in 2002, the current account balance thereafter reversed to a deficit. A widening of the deficits in the services, income and current transfers categories was the principal cause of this deterioration in the current account balance. The surplus in the current account of the balance of payments changed to a deficit of R6.8 billion in the first quarter of 2003. The current account deficit (seasonally adjusted and annualized) subsequently grew to R16.4 billion in the second quarter of 2003, and then declined to R13.4 billion in the third quarter of 2003 due to a significant improvement in the surplus on the trade account. The cumulative deficit in the current account was R11.2 billion in the first three quarters of 2003, as compared to a surplus of R1.9 billion in the first three quarters of 2002.

As a consequence of the depreciation of the rand, the value of merchandise exports rose by approximately 11.4% in 1999, 28.3% in 2000, 20.7% in 2001 and 21.5% in 2002. The rise in commodity prices, together with the weakening of the exchange rate of the rand, helped to lift the average price of merchandise exports by 18.7% in 2001. On average, international commodity prices expressed in dollars increased by 4.6% in 2002. The volume of merchandise exports also rose between 1999-2002, however it has decreased by 6.2% from the first three quarters of 2002 to the first three quarters of 2003.

Following a decline of 6.3% in 1999, the value of net gold exports increased in 2000, 2001 and 2002. Gold production fell by 7.9% in 2001. However, the value of gold exports increased from R29.4 billion in 2001 to R42.6 billion in 2002. While the volume of net gold exports declined from 2001 to 2002, the rise in the value of net gold exports is attributed to the increase in the price of gold, which rose from an average price of U.S.$291 per ounce in the first quarter of 2002 to U.S.$323 per ounce in the fourth quarter of 2002.

With the increase in domestic expenditure, the demand for imported goods and services rose in the 1998-2002 period, with merchandise imports rising from R150.7 billion in 1998 to R189.8 billion in 2000 and to R221.6 billion in 2001. The increase in 2001 was attributable primarily to higher imports of manufactured products and a higher level of economic activity. The volume of merchandise imports into South Africa declined by approximately 1% from 2000 to 2001 and increased by approximately 3.6% in 2002. Import prices in rand terms were driven higher by a small increase in wholesale prices in South Africa’s main trading partners and by the rapid decline in the external value of the rand. The general level of import prices rose by 21.8% in 2002. Predominantly as a consequence of the sharp increase in the prices of imported goods, the value in rand of merchandise imports rose by about 26% in 2002. Imports of manufactured goods rose faster than total imports, lifting their contribution to total merchandise imports from 74% in 2001 to 75% in 2002. The deficit in the services, income and current transfers accounts narrowed slightly from R43.8 billion in 2001 to R42.8 billion in 2002. Higher tourism receipts contributed substantially to this improvement in the country’s external account.

Financial Account

The 1994 election marked the beginning of a reversal in the decade-long, steady net outflow of capital from South Africa. Following significant net inflows of capital in 1994 and 1995, increased uncertainty concerning the value of the rand caused the net inflow of capital (not related to reserves) to decrease to R3.2 billion in 1996. From R16.7 billion in the prior year, net capital inflows of R22.2 billion were recorded in 1997, mainly due to the inward movement of portfolio capital. The financial account registered a further net inflow of R9.2 billion in 1998. Strong portfolio investment into South Africa resulted in a R30.2 billion inflow of capital into the country in 1999, which was the highest recorded inflow of capital up to that year. Subsequently, a global reassessment of risk by international investors in emerging markets and heightened volatility in asset prices resulted in a deterioration in portfolio investment during 2000. The balance of the financial account recorded a lower net inflow of R9.1 billion in 2000. Although negative investor sentiment continued in 2001, South Africa continued to receive equity capital investments, unlike economies such as Argentina, Brazil and Turkey, resulting in a net inflow of R10.3 billion in 2001. By the beginning of 2002, foreign investor sentiment had improved noticeably and, as the prices of domestic assets were at attractive levels following the decline in the exchange value of the rand, substantial capital inflows into the economy were restored, which resulted in a net inflow of capital of R33.5 billion being recorded. The net inflow of capital has continued during the first three quarters of 2003, with R35.5 billion being recorded.

The following table sets forth capital movements into and out of South Africa for the periods indicated.

Capital Movements(1)

	1998	1999	2000	2001	2002	2003(8)

			(millions of rand)
Liabilities(2)
Direct Investment(3)	3,104	9,184	6,158	58,404	7,929	2,620
Public corporations	819	1,357	—	—	(383)	—
Banking sector	398	95	312	—	—	165
Private non-banking sector	1,887	7,732	5,846	58,404	8,312	2,455
Portfolio investment	50,452	83,883	11,793	(24,000)	5,348	11,588
Public authorities	3,414	28,777	(13,824)	(13,999)	10,231	9,916
Public corporations	246	2,380	(1,164)	(5,099)	(244)	(119)
Banking sector	3,099	4,329	20	4,128	(1,741)	(32)
Private non-banking sector	43,693	48,397	26,761	(9,030)	(2,898)	1,823
Other investments	6,534	(9,322)	10,828	(10,266)	(1,162)	(6,942)
Monetary authorities(4)	(162)	709	(592)	(46)	667	(813)
Public authorities	(410)	(1,645)	127	1,157	21,906	(2,295)
Public corporations	106	92	1,571	(3,709)	120	(1,785)
Banking sector	4,309	(5,772)	8,866	(6,416)	(18,742)	(4,680)
Private non-banking sector	2,691	(2,706)	856	(1,212)	(5,113)	2,631
Assets(5)
Direct investment(6)	(9,841)	(9,659)	(1,878)	27,349	4,216	(813)
Public corporations	(266)	(2,274)	—	—	—	—
Banking sector	(4,337)	(787)	—	10	—	—
Private non-banking sector	(5,238)	(6,598)	(1,878)	27,349	4,216	(813)
Portfolio investment	(30,077)	(31,537)	(25,628)	(43,626)	(9,619)	(441)
Banking sector	178	(506)	(1,595)	50	(344)	(90)
Private non-banking sector	(30,255)	(31,031)	(24,033)	(43,676)	(9,275)	(351)
Other investments(7)	(2,872)	(10,034)	947	(12,324)	12,016	5,929
Monetary authorities	3	38	(1)	(1)	3	2
Public authorities	5	—	—	(3,361)	(4,395)	(3,418)
Public corporations	(154)	(1,859)	132	102	(497)	588
Banking sector	(527)	(374)	(1,709)	(2,703)	(4,422)	(4,549)
Private non-banking sector	(2,199)	(7,839)	2,525	(6,361)	21,327	13,306

(1)	Identified capital movements.

(2)	A decrease in liabilities (outflow of capital) is indicated by parentheses.

(3)	Investment by foreigners in undertakings in South Africa in which they have individually (or collectively in the case of affiliated organizations or persons) at least 10% of the voting rights.

(4)	These transactions comprise only the liabilities of the Corporation of Public Deposits.

(5)	An increase in assets (outflow of capital) is indicated by parentheses.

(6)	Investment by South African residents in undertakings abroad in which they individually (or collectively in the case of affiliated organizations or persons, have at least 10% of the voting rights).

(7)	Including the long-term assets of the Reserve Bank and the Corporation of Public Deposits.

(8)	Through first three quarters of 2003.

Source: South African Reserve Bank.

The following table sets forth total foreign direct investment by South African entities and total foreign direct investment in South Africa by foreign entities for the periods indicated.

Foreign Direct Investment

	1997	1998	1999	2000	2001

		(millions of rand)
South African foreign direct investment
Europe	99,170	138,842	176,621	208,937	193,323
Africa	6,147	9,386	9,971	12,265	14,031
Americas	5,507	6,466	10,937	16,474	16,508
Asia	933	1,553	1,272	1,671	3,698
Oceania	1,404	1,138	4,232	5,241	3,856
Other	9	—	3	65	—

Total	113,170	157,385	203,036	244,653	231,416

Foreign direct investment in South Africa
Europe	61,070	65,659	288,042	292,632	332,336
Americas	13,391	15,452	19,052	22,852	22,414
Asia	5,466	9,320	8,746	10,154	10,740
Africa	908	794	1,769	2,279	5,049
Oceania	499	509	907	548	156
Other	129	127	114	394	—

Total	81,463	91,862	318,630	328,859	370,695

Source: South African Reserve Bank.

Foreign Debt Arrangements

South Africa’s external debt increased during the first half of the 1980s from $16.9 billion in 1980 to $24.3 billion at the end of 1984. In rand terms, this trend was exacerbated by the decline in the external value of the currency during this period, and as a result the rand value of the foreign debt increased from R12.6 billion in 1980 to R48.2 billion in 1984, coinciding with a marked rise in the amount of short-term debt. Of South Africa’s total external debt amounting to the equivalent of $23.7 billion in 1985, approximately $15 billion was repayable within 15 months.

Although the total external debt in 1985 was not excessive by international standards, the build-up of short-term debt, combined with political and social developments in South Africa and increasing pressure by international banks on South Africa, created a major liquidity crisis and caused further downward pressure on the exchange rate of the rand. In late August 1985, the South African authorities announced that the foreign exchange markets and the Exchange would close for three days. In September 1985, the Minister of Finance announced that the financial rand mechanism, which had been abolished in 1983, was to be reintroduced (see “The Monetary and Financial System — Exchange Controls”) and

that repayments of certain “affected” indebtedness to foreign creditors would be prohibited during the last four months of 1985 (the “Standstill”). Of South Africa’s total outstanding external debt of $23.7 billion at August 31, 1985, $13.6 billion was defined as “affected” debt. The balance, $10.1 billion, was not affected by the Standstill. The Standstill did not apply to payments for normal current transactions and specifically excluded payments on certain categories of foreign debt, namely: (i) bonded debt issues, (i.e., bonds quoted on foreign stock exchanges and notes privately placed); (ii) debts payable to international organizations; (iii) debts guaranteed by foreign governments or their export agencies; (iv) foreign debt commitments of the South African Reserve Bank; (v) outstanding amounts due from domestic importers to foreign suppliers for goods and services rendered after the start of 1985 in South Africa; and (vi) new loans granted by non-residents to residents after the beginning of September 1985. Both interest payment and capital repayment obligations related to these debts were not affected by the Standstill (the “non-affected debt”), and all such obligations in respect of public debt have been fully met. In December 1985, the Standstill on affected debt was extended to the end of March 1986 in order to negotiate an agreement with creditor banks.

In March 1986, the First Interim Debt Arrangement was agreed. It provided for the extension of the standstill on repayment of affected debt, which totaled $13.6 billion, until June 1987 but provided for the continued payment of interest on the affected debt at an approved rate and also for the repayment of 5% of the principal of certain affected debt that matured before June 1987. Such repayments amounted to approximately $500 million. Under the terms of this First Interim Debt Arrangement, foreign creditors with maturing debt could agree with the South African debtor to roll over or extend the loan, sell the existing debt, arrange the assumption of the debt by another South African debtor or have the loan amount, upon maturity, deposited into a special restricted account with the Public Investment Commissioners (PIC), a non-banking financial institution entrusted with the administration of a wide range of public sector funds. In the event that a South African debtor and its foreign creditor were unable to agree on one of these options, the South African debtor was obliged to pay the principal amount of the affected debt into a restricted account with the PIC, which then assumed the debt and was obligated to repay it in accordance with the terms of the First Interim Debt Arrangement. If the foreign creditor could subsequently procure a new South African debtor, the PIC would release the relevant amount to such debtor, but such amount would remain affected debt. The arrangement also afforded creditors the option to convert affected debt into three-year medium-term loans, subject to approval by the exchange control authorities, and any debt so converted would cease to be affected debt. By August 1991, all loans approved under this option ($649 million) had been repaid.

In March 1987, a Second Interim Debt Arrangement extended the standstill on affected debt of $13.9 billion to June 1990 and made provision for the periodic repayment of up to 13% of the declining balance of affected debt with maturity dates up to June 1990. Total repayments during this period amounted to approximately $1.5 billion. An option to convert affected debt into non-affected long-term loans repayable over nine and a half years was also included. More than $4 billion was converted. The Second Interim Debt Arrangement enabled South Africa to permit affected debt to be utilized for investment in South African enterprises or property.

In October 1989, a Third Interim Debt Arrangement extended the standstill on affected debt of $7.3 billion to December 1993 and made provision for the periodic repayment of up to 20.5% of the declining balance of affected debt with maturity dates up to December 1993. This arrangement provided an option to convert short-term affected debt into long-term non-affected loans of at least ten years’ maturity. The Third Interim Debt Arrangement also enabled South Africa to permit affected debt to be utilized for investment in South African enterprises or property.

In September 1993, agreement was reached with South Africa’s foreign creditor banks for a final rescheduling of the remaining amount of $4.4 billion of affected debt. In accordance with this final debt arrangement, the remaining balance was repaid to creditors in full in semi-annual installments from February 1994 through August 2001.

The final debt arrangement permitted the conversion of short-term affected debt into non-affected debt provided that the new debt had a maturity of at least eight and a half years and was repayable in not fewer than 10 equal semi-annual installments, the first of which was payable no earlier than four years from the date of conversion. It also permitted the conversion during 1994 of affected debt owing by the PIC into non-affected dollar denominated notes issued by the PIC, payable in one amount on maturity nine years from the date of issuance. The final debt arrangement also enabled South Africa to permit affected debt to be utilized for investment in South African enterprises or property.

Affected debt was further reduced by conversion into longer-term non-affected debt and by debt-for-equity swaps. Between August 1985 and June 2003, non-affected foreign currency-denominated debt increased from $10.1 billion to $26.4 billion.

Since August 1985, payments of both principal and interest have been fully met on both affected and non-affected debt; in the case of non-affected debt, pursuant to the terms of original contractual obligations and in the case of affected debt, pursuant to the terms of the four interim debt arrangements. South Africa repaid the affected debt in full in August 2001 and the Debt Standstill Regulations were repealed in November 2001. Valued at the exchange rates at August 31, 1985, the outstanding amount of affected debt at the time of the special arrangements in September 1985 was reduced by $13.6 billion under the Interim and Final Debt Arrangements.

From the end of 1985 to the end of 2002, South Africa’s total foreign debt (including debt owed by both the National Government and private debtors), expressed as a percentage of GDP, decreased from 41.4% to 30.7% and, expressed as a percentage of the country’s exports of goods and services, decreased from 126.1% to 87.8%. See also “National Government Debt — Debt Record.”

The following table sets forth total foreign currency-denominated debt of South Africa for the periods indicated.

Foreign Currency-Denominated Debt of South Africa(1)

	1997	1998	1999	2000	2001	2002	2003(5)

	(millions of rand)(2)
Affected debt
Public sector	5,835	6,952	4,647	2,793	—	—	—
Monetary sector(3)	1,036	791	554	431	—	—	—
Non-monetary private sector	5,178	5,914	3,939	2,460	—	—	—

Total affected debt	12,049	13,657	9,140	5,684	—	—	—
Other foreign-currency-denominated debt
Public sector	20,244	20,856	19,738	28,487	36,452	43,281	38,057
Monetary sector(3)	36,633	51,518	50,402	62,650	107,712	54,805	45,947
Non-monetary private sector	27,791	30,053	35,821	47,885	72,505	50,978	42,135
Bearer bonds and notes	19,591	25,768	29,635	41,966	72,481	67,480	69,097
Long-term loans(4)	6,443	4,531	2,407	1,483	1,487	260	126

Total other foreign-currency-denominated debt	110,682	132,726	138,003	182,471	290,637	216,804	195,362
Total foreign-currency-denominated debt	122,731	146,383	147,143	188,155	290,637	216,804	195,362

(1)	Excluding blocked rand accounts, ordinary and non-redeemable preference shares, quoted domestic debentures and quoted domestic loan stock.

(2)	Valued at middle-market exchange rates as of the end of period.

(3)	Including lending to other sectors.

(4)	Debt converted to long-term debt outside the standstill net.

(5)	For the period to June 2003.

Source: South African Reserve Bank.

Reserves and Exchange Rates

South Africa has had a unitary market-determined exchange rate that applies to both current and capital transactions between residents and non-residents since the abolition of the financial rand and the dual exchange rate in 1995.

The nominal effective exchange rate of the rand declined by 24% from the end of December 1997 to August 1998. The nominal effective exchange rate of the rand fluctuated in 1999, weakening substantially in the first half of 1999 while appreciating somewhat in the second half, resulting in a decline of 1.3% for the full year. Events in other parts of southern Africa and a substitution by international investors of commodity-related assets in favor of other assets resulted in a decline of 6.5% in the weighted exchange rate of the rand from the end of December 1999 to June 2000 and a decline of 7.1% from the end of June 2000 to December 2000. Concern about the possible impact of rising oil prices on global growth prospects contributed to increased volatility in international currency and securities markets as investors became increasingly risk-averse toward the end of 2000. A strong improvement in the overall balance of payments, and news of the restructuring of De Beers and the consequent inflow of foreign capital into South Africa, brought an end to this decline in the second quarter of 2001 as the nominal effective exchange rate strengthened by 1.2% in this quarter. The rand once again fell in July and August 2001, partly due to the political crisis in Zimbabwe and the related increased fear of spill-over effects on the South African economy. Concern among international investors about developments in emerging markets in general weighed heavily on the external value of the rand during the third quarter of 2001. This aggravated the effects of the demand for foreign exchange to finance a deficit in the current account of the balance of payments during the third quarter of 2001. The pace of decline in the exchange rate was furthermore accelerated when exporters delayed the repatriation of their export proceeds in anticipation of a decline in the exchange value of the rand. Importers, in turn, advanced the payment of their external commitments. The nominal effective exchange rate of the rand declined by 13.6% from the end of the second quarter of 2001 to the end of the third quarter. On balance, this was the largest quarter-on-quarter decline in the trade-weighted value of the rand since the emerging-market crises of 1998. The terrorist attacks on the United States heightened volatility in the domestic foreign exchange market even further during September 2001. In the fourth quarter of 2001, the global economic slowdown began to have an impact on South Africa, with the exchange rate absorbing the major part of the adjustment, resulting in the rand depreciating by approximately 37% against the U.S. dollar during 2001. Investor wariness of emerging market assets resulting from the debt default in Argentina, depressed commodity prices globally and the deteriorating political situation in Zimbabwe contributed to the weakening of the rand. As a result, the rand depreciated to R13.00 per dollar as of December 20, 2001. Following this significant depreciation of the rand, President Mbeki established a commission of inquiry, headed by Judge Myburgh, to investigate the role various foreign exchange transactions may have played in such depreciation and whether there was any unlawful conduct. In response to risks of contagion effects in the Southern African region along with the chance of a rise in both interest and inflation rates, increased focus has been also placed on the strengthening of the enforcement of exchange control regulations. The rand strengthened in the first several months of 2002 before again weakening in the third quarter as investor uncertainties about both mature and some emerging markets contributed towards a net withdrawal of foreign portfolio capital. Other developments weighing on the external value of the rand in 2002 included events in Zimbabwe and the initial lack of clarity regarding the terms of the mining industry empowerment charter. The National Government’s restatement of its commitment to restructuring state assets and the depreciation of the U.S. dollar against major international currencies lent support to the recovery of the rand in the final months of 2002. The rand’s value appreciated considerably in 2002, and at December 31, 2002, was up 24.2% from its level on December 31, 2001. Although in the first eleven months of 2003, the political and economic crisis in Zimbabwe worsened and the enactment of the Mining Charter was delayed, the rand’s value has continued to appreciate. At the end of November 2003, the rand had strengthened by 25% from its level on December 31, 2002.

The following table sets forth, for the periods indicated, the exchange rate of the rand per U.S. dollar.

Rand
(against the U.S. dollar)

Year	High	Low	Average	At Period End

1998	4.8721	6.6667	5.5316	5.8617
1999	5.6775	6.2700	6.1131	6.1548
2000	6.0593	7.8453	6.9353	7.5683
2001	7.4822	13.0028	8.6031	12.0862
2002	8.6580	12.5359	10.5165	8.6580
2003(1)	6.4049	9.0398	7.6601	6.4049

(1)	For the period through November 2003.

Source: South African Reserve Bank.

Change in Reserves

Mainly due to turmoil in the domestic market for foreign exchange, net gold and other foreign reserves declined by R4 billion in 1998. During 1999, the return of stability to south-east Asian financial markets and an international rescue package that was arranged for Brazil helped to improve investor sentiment toward emerging markets in general and South Africa in particular. The country’s net gold and other foreign reserves increased by R25.9 billion in 1999, the highest increase ever recorded in any calendar year up to that year. South Africa’s net international reserves increased further by R5.1 billion in 2000 and R7.2 billion in 2001. Cumulatively, the country’s net international reserves rose by R36.6 billion in 2002, and by a further R24.2 billion in the first nine months of 2003. South Africa’s gross gold and other foreign reserves increased from U.S.$11.1 billion at the end of December 2000 to U.S.$12.6 billion at the end of December 2001, to U.S.$15.4 billion at the end of December 2002 and to U.S.$20.2 billion at the end of September 2003. Expressed in rand terms, the gross gold and other foreign exchange reserves rose from R84.2 billion at the end of December 2000 to R152.8 billion at the end of December 2001 but declined to R132.6 billion at the end of December 2002 before increasing again to R140.9 billion at the end of September 2003. Import cover fell back to 17 weeks’ worth of imports at the end of 2001, but improved to 19 weeks’ worth at the end of 2002 and to 21 weeks’ worth at the end of the third quarter of 2003.

Short-term credit facilities utilized by the South African Reserve Bank remained unchanged at R20.8 billion from the end of March 2001 to the end of July 2001, at which time the Reserve Bank and the National Treasury announced the successful conclusion of a three-year syndicated loan facility to the value of U.S.$1.5 billion. The National Treasury participated as a potential co-borrower for the credit facility. The South African Reserve Bank was the initial borrower, with the National Treasury reserving the right to assume the role of borrower for the whole or part of the loan at a later stage. Valued in dollar terms, the short-term credit facilities utilized by the South African Reserve Bank rose from U.S.$2.6 billion at the end of December 2000 to U.S.$4 billion at the end of September 2001, but remained unchanged during the fourth quarter of 2001. These liabilities declined steeply in January 2002 when the National Treasury assumed responsibility for repaying the three-year syndicated loan facility. Outstanding short-term credit facilities utilized by the South African Reserve Bank amounted to U.S.$3 billion at the end of September 2003. From the end of December 2000 to the end of September 2003, the value of the South African Reserve Bank’s gross gold and other foreign reserves increased marginally from U.S.$7.5 billion to U.S$7.8 billion.

The following table sets forth the gold and foreign exchange reserves of South Africa in each of the periods indicated.

Foreign Exchange Reserves

	At 31st December,

						As of
						September
	1998	1999	2000	2001	2002	2003

			(millions of rand)
South African Reserve Bank Gold reserves(1)	6,059	6,276	10,982	17,302	14,990	9,608
Foreign Exchange Reserves
SDRs(2)	1,087	1,771	2,192	3,389	2,607	2,195
Other(3)	24,436	37,322	43,831	69,900	48,380	42,837

Total	31,582	45,369	57,005	90,591	65,977	54,640
Rest of Monetary Sector(3)	10,573	23,729	27,201	62,192	66,653	86,277
National Government(3)(4)	8	8	11	11	11	11

Gross gold and other foreign reserves	42,163	69,106	84,217	152,794	132,641	140,928

(1)	Gold reserves are valued at 90% of the last 10 London fixing prices preceding end of period.

(2)	Special Drawing Rights.

(3)	Non-gold reserves are valued at the middle market exchange rate applicable at end of period.

(4)	Including both the reserve and super reserve tranche position in the International Monetary Fund.

Source: South African Reserve Bank.

PUBLIC FINANCE

Background

South Africa’s public finances are organized into three levels: the National Government, provincial governments and local governments, the latter two of which are, except as described below, generally funded by transfer payments from the National Government and from their own revenue collections. Together with various extra-budgetary accounts and institutions, these three levels of government comprise the general government. Recent developments in respect of the South African Government’s public finances can be divided into two phases: a transitional period following the 1994 change of government in which the former regional authorities (the former TBVC states, formerly self-governing territories and the four former provincial administrations) were phased out and the new provincial authorities phased in and the present period of full implementation and effectiveness of the Constitution.

In 1995, the accounts of the former TBVC states, the formerly self-governing territories and the four former provincial administrations, which had formerly been consolidated with the budget of the National Government, were closed and with effect from the 1995-1996 fiscal year, the nine provincial governments took responsibility for their own budgets and financial administration. Although the budgetary system involves a devolution of expenditure and revenue-raising authority to the nine provincial governments, the National Government exercises budgetary control over these governments and prepares a standardized set of accounts for use by all levels of government. More than 90% of expenditure at provincial levels is financed out of revenues collected nationally. Provinces receive agreed shares of nationally collected revenue; a framework for ensuring an equitable division to local government was introduced in 1998.

Local governments have gone through similar stages of transformation, starting with the transitional phase from the 1995 elections to December 2000 and continuing into the present phase, which began with the newly demarcated municipalities following the December 2000 elections. The transformation was aimed at making municipalities more accountable, financially stable and able to deliver critical services to all citizens. Changes include a reduction in the number of municipalities (from 843 to 284 municipalities) and a concomitant increase in average size.

General government finances in South Africa represent a consolidation of the following: the budget of the National Government or the National Budget; the budgets of the nine provincial governments; extra-budgetary accounts and funds; social security funds; and the budgets of local authorities. The provincial governments are referred to in this document as the “Provincial Governments.” The National Government together with the Provincial Governments are referred to in this document as the “Consolidated Government.” The National Budget together with the budgets of the Provincial Governments are referred to in this document as the “Consolidated Budgets.” The Consolidated Budgets include transfer payments to extra-budgetary accounts and funds, social security funds, universities and polytechnics and local governments, but the Consolidated Budgets do not constitute a consolidation of the budgets of these entities. Municipalities, universities and polytechnics and various extra-budgetary funds derive substantial shares of their revenue from fees and charges or other sources and do not contribute significantly to the public sector borrowing requirement. Thus, the Consolidated Budgets present the more relevant measure of government finances in South Africa.

The Unemployment Insurance Fund (UIF) and the Workmen’s Compensation Fund (social security funds) are substantially self-funding and traditionally have not required significant National Government support. In 2001, the Minister of Labour tabled legislation to strengthen the administration of the UIF, target benefits more effectively to the poor, and extend the coverage of the fund. In the 2001 Adjusted Estimates, R605 million was allocated to the UIF in order to address its outstanding financial debt to the Department of Labour for salary expenses and the Fund’s persistent deficits. In further assistance of the UIF, R720 million was allocated to it over the 2002-2003, 2003-2004 and 2004-2005 fiscal years on the condition that a turnaround strategy be implemented to render the UIF financially viable. In March 2003, the fruits of the turnaround strategy were borne when the UIF registered a surplus of R2.7 billion. The UIF estimates that it will require a R7 billion surplus (to be accumulated over a three year period), in order to ensure its financial sustainability over the medium to long term.

The borrowing powers of provincial and local governments are regulated by law. Provinces and municipalities generally may borrow for capital projects only. Provinces are currently not permitted to borrow abroad without National Treasury approval.

Under the Constitution, provinces have their own limited taxing powers and they are responsible for preparing budgets and for their own financial management. Provinces receive agreed shares of nationally collected revenue and a framework for ensuring an equitable division to local government was introduced in 1998. Legislation adopted in 1998 required the establishment of a National Treasury, the introduction of generally recognized accounting practices and uniform treasury norms and standards, the prescription of measures to ensure transparency and expenditure control in all spheres of government, and the establishment of operational procedures for borrowing, guarantees, procurement and oversight over various national and provincial revenue funds. In addition, in an attempt to stabilize

109

provincial budgetary spending, this legislation provided that penalties could be imposed for overspending.

New legislation aimed at regulating local government spending, known as the Municipal Finance Management Bill, is due for imminent promulgation.

The Constitution provides that the Provincial and local governments are entitled to such percentages of nationally raised revenue as may be determined by Parliament (allocated among the provinces on an equitable basis) of all nationally collected revenue. These nationally collected revenues, together with other allocations or grants from National Government, the provinces’ own revenue collections, unspent balances from previous fiscal years and proceeds from loans for capital outlays finance the budgets of the Provincial Governments. The Constitution provides for the assignment of taxation powers to provinces within a national, regulated framework that is intended to ensure that all taxes are consistent with national economic policy. Although the process of drafting and enacting national legislation is still in progress, provinces currently have authority to impose a limited range of taxes. These include automobile license and traffic fees, hospital fees, gambling fees and other user charges and levies. The Financial and Fiscal Commission, a constitutionally established body, has the responsibility of monitoring and overseeing intergovernmental fiscal relations. In addition, the Intergovernmental Fiscal Relations Act, which establishes the Budget Council and the Budget Forum to consider intergovernmental budget issues, was enacted in November 1997.

The structure of the local government equitable share formula, which was first introduced in the 1998-1999 National Budget, was revised for the 2003-2004 National Budget, by the addition of two new components. Provision for the allocation of funds for free basic services and free basic electricity were added, reflecting the primary purpose of the equitable share formula and the National Government’s commitment to extend basic services to low income households at affordable costs. The local government equitable share is projected to increase from R3.9 billion in the 2002-2003 fiscal year to R7.7 billion in 2005-2007 fiscal year, as subsidizing services to low-income households gains prominence in government policy. While municipalities perform the central role in implementing the free basic services commitment, transfers from the National Government provide a significant portion of the financial resources necessary to do so.

The National Government intends to take steps to stimulate the municipal debt market because there has been little long-term net lending from the private sector to local governments since 1997. The Policy Framework for Local Government Borrowing and Financial Emergencies was therefore adopted by the National Government in 2000 to ensure a clear and predictable legal and regulatory environment for effective and efficient local government borrowing in the capital markets.

The Public Finance Management Act, adopted in 1999, regulates the National Government’s financial administration and delineates the various roles of the National Treasury, the Minister of Finance (as head of the National Treasury), the National Revenue Fund, accounting officers, auditors, executive authorities, public entities and other governmental officials. This legislation also addresses, among other things, regulation of loans, guarantees and other commitments as well as penalties for financial misconduct. The legislation calls for the creation of an accounting standards board to set standard accounting procedures.

The National Budget Process

The South African Government’s fiscal year ends on March 31 of each year. The preparation of the National Budget is conducted by the Cabinet, with the assistance of a Ministers’ Committee on the Budget. The National Treasury is responsible for the macroeconomic and fiscal framework within which the budget is constructed and also coordinates the preparation of expenditure estimates.

The Treasury Committee of the Cabinet, comprised of the Deputy President, the Minister of Finance, the Deputy Minister of Finance and the Ministers of Trade, Industry and Labour, assists the Cabinet in evaluating additional expenditure requests that arise during the course of a budget year and seeks to ensure prudent fiscal management. In order for the Treasury Committee to approve an additional expenditure request, the expenditure must be deemed to be unforeseen and unavoidable. A contingency reserve is set aside in each budget to deal with such requests.

The National Budget is presented by the Minister of Finance to Parliament in February or March of each year, with Provincial treasuries separately presenting their budgets shortly after the National Budget is proposed. Since the presentation of the 1998-1999 National Budget, Parliament has been presented each year with a set of three-year spending plans, but is asked to vote on only the budget for the coming year. Each year’s National Budget is based on certain key economic assumptions regarding, among other things, GDP growth, inflation, employment growth, taxable income, private consumption expenditure, government consumption expenditure, imports and investment. In addition to presenting expenditure estimates to Parliament, the Minister of Finance is responsible for estimating the revenue that existing taxes and tax rates will raise and for proposing tax amendments, if any. The National Budget then takes the form of an appropriations bill authorizing National Government expenditures. The appropriations bill originates in the National Assembly and then goes to the Standing

Committee on Finance of the National Assembly before being debated and finally passed by both houses of Parliament toward the end of the Parliamentary session.

The Minister of Finance is required to indicate each year how the expected deficit between National Budget expenditure and revenue is to be financed (or how any surplus is to be applied). The annual National Budget financing requirement is principally met through the issue of long-term fixed-rate National Government debt in the domestic capital market. The South African bond market is well-developed and highly liquid, and has attracted considerable foreign investor interest in recent years. The National Government also borrows from time to time on foreign capital markets, in which case the interest due and final repayment must be repaid in foreign currency.

In the course of each fiscal year, government departments and other spending agencies are held to the spending plans approved in the National Budget by a system of expenditure controls under the direction of the Department of State Expenditure. Changes in departmental allocations are made by Parliament in an Adjustments Budget toward the end of the fiscal year. Subsequently, audits of all government accounts provide Parliament and the public with verification of the uses to which public funds have been put. The auditor-general, a constitutionally independent official, supervises this auditing process. Accountability is further promoted by the breakdown of expenditures into “votes” for particular government departments, whose directors-general are the accounting officers responsible for these monies. Further breakdowns into departmental programs and into so-called standard items (for example, personnel, administrative expenditure and equipment) serve to indicate in more detail the commitment of funds to defined purposes.

As in the case of the National Budget, the budgets of the Provincial Governments have been accompanied by three-year expenditure projections since the 1998-1999 fiscal year. This medium-term expenditure framework is intended to illustrate forward trends in expenditure priorities and to provide a firmer foundation for fiscal planning and review purposes.

2003-2004 National Budget and Consolidated Budgets

2003-2004 National Budget. In February 2003, the South African Minister of Finance submitted the 2003-2004 National Budget to Parliament.

The 2003-3004 National Budget and the three-year Medium-Term Expenditure Framework (MTEF) estimates continue the expansionary fiscal stance initiated in 2001 and give effect to such budgetary priorities as marked acceleration in spending on social services, infrastructure development, job creation, developing human resources, ensuring the safety and security of the state and citizenry and ensuring support for local development.

The 2003-2004 National Budget allocates R159 billion to the nine provincial governments, each of which has responsibility for developing its own budget and financial administration within the constraints of national fiscal policy. Although the 2003-2004 National Budget continues the process of devolution of expenditure and revenue-raising authority to the provincial governments, the National Government exercises budgetary control over these governments and has prepared standardized sets of accounts for use by all levels of government.

The National Government estimates that total budgetary revenues for the 2003-2004 fiscal year will amount to R304.5 billion. National Budget expenditure for the 2003-2004 fiscal year is estimated at R334 billion, which is a 14.5% increase from the 2002-2003 fiscal year revised estimate of R291.8 billion. Consequently, a main budget deficit of R29.5 billion, or 2.4% of GDP, is forecast, as compared with a deficit of R16.1 billion, or 1.4% of GDP, in fiscal year 2002-2003. A net borrowing requirement of R30.2 billion is expected, which contemplates anticipated proceeds from the restructuring of state-owned entities and premiums of the issuance of bonds in the amount of R6.3 billion. Debt reduction and the lower borrowing requirements achieved through state asset restructuring since 1998 has reduced significantly the anticipated growth of debt interest costs. At the end of fiscal year 2003-2004, National Government debt is estimated to be 37.3% of GDP, up from 37.1% in 2002-2003.

In January 2001, South Africa’s source-based income tax system was replaced with a residence-based income tax. Under this regime, South African residents are taxed on their income, irrespective of where in the world that income is earned. The residence-based income tax system broadens the tax base, ensuring that all South African residents contribute to the cost of providing public goods and services according to their ability to pay. A capital gains tax was introduced in April 2001 and became effective in October 2001. Tax reforms introduced in 2003-2004 include personal income tax relief for low- and middle-income earners through the increase of the tax threshold, an increase in the interest income exemption to benefit the interest income of retired persons and targeted tax reforms aimed at supporting business development and job creation.

In addition to the allocation in the main budget of R8.4 billion for healthcare, the 2003-2004 National Budget provided for a substantial financial reinforcement of the healthcare system in its struggle to prevent and treat HIV and AIDS. An additional R3.3 billion was added for the three years beginning in 2003-2004 to the provincial equitable share and conditional grants to extend preventative programs and finance medically appropriate treatment of HIV and AIDS. Moreover, on November 19, 2003, the Cabinet announced the approval of an operational plan for comprehensive treatment and care for HIV and AIDS. The most notable feature of the operational plan is the provision of free anti-retroviral drugs to all South Africans who require them. Accordingly, the National Budget allocations for measures to strengthen the national HIV and AIDS programs have been revised. Total government expenditure on the operational plan for fiscal year 2003-2004 and subsequent fiscal years are currently being reviewed. However, it is expected that total future costs will exceed R3 billion in 2004-2005, R4 billion in 2005-2006 and R4.8 billion in 2006-2007.

2003-2004 Consolidated Budgets. The amounts reflected in the budget votes of the national departments whose functions are partially devolved to the provinces do not illustrate total allocations to such functions. By contrast, the Consolidated Budgets provide a better illustration. Because Consolidated Government presents a more relevant measure of trends and priorities in government finances in South Africa, particularly in the socio-economic field, the tables and discussion below focus on this measure of government expenditure. See “Public Finance — Background.”

The 2003-2004 Consolidated Budgets expenditure of R341.5 billion, which is 28.3% of GDP and 13.1% more than the total Consolidated Budget expenditure in 2002-2003, compared to 1% in 2003-2004. The deficit on the consolidated national budget is lower than that in the main budget due to significant surpluses of around R3 billion a year in the social security funds, driven primarily by surpluses of the Unemployment Insurance Fund.

The 2003-2004 Consolidated Budget builds on policy priorities established in 2001, with a special emphasis on growth-enhancing spending as well as spending programs that target the poor and vulnerable groups. Growth in all categories of social services spending reflects the Government’s commitment in improving the social well-being of South Africans. Education remains the largest category of expenditure followed by welfare and social security services. Healthcare expenditures are also very significant and will become more so as the operational plan for the comprehensive treatment and care of HIV and AIDS is fully implemented. Economic services spending has also accelerated and remains an important feature of the Consolidated Budget in 2003-2004.

Consolidated Government Expenditure(1)

	1998-1999		1999-2000		2000-2001

	Estimated	% of	Estimated	% of	Estimated	% of
	outcome	total	Outcome	total	outcome	total

	(millions of rand and percentage of total)
General government services and unallocable expenditure(2)	12,408.9	7.3%	13,290.5	7.5%	15,440.5	7.8%
Protection services	34,308.7	20.2%	35,669.1	20.0%	40,614.2	20.6%
Defense and intelligence	11,972.7	7.1%	12,021.2	6.7%	15,351.4	7.8%
Police	14,445.0	8.5%	15,164.9	8.5%	16,277.5	8.3%
Prisons	5,294.8	3.1%	5,418.8	3.0%	5,787.5	2.9%
Justice	2,596.2	1.5%	3,064.1	1.7%	3,197.8	1.6%
Social services	103,857.1	61.2%	107,843.4	60.5%	117,248.8	59.6%
Education	45,661.0	26.9%	47,323.4	26.6%	51,256.1	26.0%
Health	24,824.3	14.6%	25,472.7	14.3%	28,060.9	14.3%
Social security and welfare	25,589.9	15.1%	26,494.3	14.9%	28,654.1	14.6%
Housing	3,747.6	2.2%	3,797.8	2.1%	4,073.6	2.1%
Community development	4,034.2	2.4%	4,755.2	2.7%	5,204.1	2.6%
Economic services	19,127.7	11.3%	21,423.3	12.0%	23,518.7	11.9%
Water schemes and related services	2,911.7	1.7%	2,859.8	1.6%	3,354.5	1.7%
Fuel and energy	293.5	0.2%	339.8	0.2%	310.9	0.2%
Agriculture, forestry and fishing	3,971.7	2.3%	3,930.2	2.2%	4,443.5	2.3%
Mining, manufacturing and construction	1,270.7	0.7%	1,175.7	0.7%	1,223.3	0.6%
Transport and communications	7,835.3	4.6%	8,679.1	4.9%	9,125.2	4.6%
Other economic services(3)	2,844.9	1.7%	4,438.8	2.5%	5,061.2	2.6%

Subtotal: Votes and statutory amounts	169,702.4	100.0%	178,226.3	100.0%	196,822.2	100.0%
Contingency reserve	—	—	—	—	—	—
Total non-interest expenditure	169,702.4	—	178,226.3	—	196,822.2	—

Interest	42,669.3	—	44,289.7	—	46,320.9	—
Total consolidated expenditure	212,371.7	—	222,516.0	—	243,143.1	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2001-2002		2002-2003		2003-2004

	Estimated	% of	Revised	% of	Budget	% of
	outcome	total	estimate	total	estimate	total

	(millions of rand and percentage of total)
General government services and unallocable expenditure(2)	17,742.6	7.9%	20,062.8	7.6%	21,733.1	7.3%
Protection services	47,133.5	21.0%	53,334.8	20.3%	58,474.9	19.7%
Defense and intelligence	17,577.3	7.8%	20,762.8	7.9%	22,481.0	7.6%
Police	18,398.0	8.2%	20,528.6	7.8%	22,806.2	7.7%
Prisons	6,888.0	3.1%	7,313.2	2.8%	8,076.6	2.7%
Justice	4,270.2	1.9%	4,730.2	1.8%	5,111.1	1.7%
Social services	130,019.2	57.8%	153,340.6	58.3%	173,495.7	58.3%
Education	55,422.5	24.7%	62,756.6	23.9%	69,062.8	23.2%
Health	31,579.9	14.0%	34,940.3	13.3%	39,077.3	13.1%
Social security and welfare	32,608.3	14.5%	41,966.4	16.0%	48,652.2	16.4%
Housing	4,636.4	2.1%	5,552.6	2.1%	6,547.7	2.2%
Community development	5,772.0	2.6%	8,124.8	3.1%	10,155.7	3.4%
Economic services	29,896.4	13.3%	36,241.7	13.8%	43,648.7	14.7%
Water schemes and related services	3,855.2	1.7%	4,540.0	1.7%	6,028.6	2.0%
Fuel and energy	919.6	0.4%	1,507.8	0.6%	1,695.5	0.6%
Agriculture, forestry and fishing	5,191.7	2.3%	5,729.0	2.2%	6,709.7	2.3%
Mining, manufacturing and construction	1,258.9	0.6%	1,503.3	0.6%	1,821.0	0.6%
Transport and communications	11,711.5	5.2%	13,824.8	5.3%	15,537.3	5.2%
Other economic services(3)	6,959.5	3.1%	9,136.9	3.5%	11,856.6	4.0%

Subtotal: Votes and statutory amounts	224,791.7	100.0%	262,979.8	100.0%	297,352.5	100.0%
Contingency reserve	—	—	—	—	3,000.0	—
Total non-interest expenditure	224,791.7	—	262,979.8	—	300,352.5	—

Interest	47,580.7	—	47,250.0	—	50,986.0	—
Total consolidated expenditure	272,372.4	—	310,229.8	—	351,338.5	—

Note: Numbers may not total due to rounding.

(1)	Comprises National Government, Regional Governments (including the former TBVC states and formerly self-governing territories) as well as transfers to extra-budgetary accounts and funds, social security funds, universities and polytechnics and local governments.

(2)	Mainly general administration, cost of raising loans and unallocable capital expenditure. Includes cultural, recreational and sport services as from 2001-2002.

(3)	Includes export trade promotions, tourism and labor.

Source: South African National Treasury.

During the past decade, growth in Consolidated Government expenditure has exceeded both nominal GDP growth and population growth in South Africa due to the occurrence of various extraordinary items. In 1992-1993 and 1993-1994, public sector borrowing amounted to approximately 10% of GDP. These extraordinary items have included the costs of early retirement offers to former civil servants, losses incurred by the South African Reserve Bank on its foreign exchange forward cover operations and various costs associated with political transition in 1994 and the establishment of a new democratic order. If Consolidated Government expenditure is broadened to include all expenditures by extra-budgetary accounts and funds of the National Government and provincial governments, universities and polytechnics (including those in the former TBVC states) and local governments, total government expenditure (technically referred to as general government expenditure) rose from 30% of GDP in 1982-1983 to 40.9% of GDP in 1993-1994, of which 3.8% represented settlements of extraordinary liabilities to National Government pension funds and the South African Reserve Bank. Consolidated general government expenditure was 26.9% of GDP in the 2002-2003 fiscal year and the public sector borrowing requirement was R6.6 billion, or 0.6% of GDP.

Taxation

Income taxes paid by individuals and companies, value-added tax, customs duties on imports, excise duties on certain goods, fuel levies and various other taxes are collected by the South African Revenue Service (SARS), an autonomous body managed by a board of directors. For administrative reasons, tax revenue is largely collected nationally and non-tax user charges are levied principally by provincial and local authorities and by extra-budgetary institutions, such as universities, museums, statutory research councils and public entities.

The National Government aims to maintain and strengthen a tax system that is fair, efficient and internationally competitive and that will meet the needs of fiscal policy. Recognizing that improving tax administration and collection are essential steps toward achieving meaningful tax reform in the future, the National Government seeks to narrow the tax compliance gap and broaden the tax base, thus permitting a reduction in tax rates in due course. The National Government also seeks to keep tax law as simple as possible in order to minimize collection and compliance costs and to monitor the tax system on a continuous basis.

Personal income tax rates were cut in 2000 across all income brackets, including a decrease in the top marginal rates from 45% to 42%, in part as a result of improved tax collection by the SARS. Personal income tax rates were cut again in the 2001-2002 National Budget across all income brackets with the relief in 2001-2002 amounting to R8.3 billion.

In April 2000, a skills development levy was introduced. This levy is used to fund training and education programs. It was initially set at 0.5% of payroll and was increased to 1% from April 1, 2001.

Effective January 2001, the tax regime was changed to a residence-based income tax regime, although the source-based income tax regime was retained for non-residents. A capital gains tax was introduced with effect from October 2001. Non-residents are only subject to this tax on the disposal of immovable property situated in the country or on the disposal of assets of permanent enterprises operating from South Africa.

New measures were also announced in 2000-2001 to regulate the tax environment of public benefit organizations. The range of institutions to which taxpayers can make tax-deductible donations was widened and the level of allowable deductions increased for individual taxpayers. In addition, a list of public benefit activities in which an organization may engage to quality for tax-exempt status was released.

In fiscal year 2002-2003, it was estimated that R166.3 billion, or 59% of the total gross tax revenue collections, consisted of direct taxes, R113.8 billion, or 41%, consisted of direct taxes and R1.6 billion, or 0.57%, consisted of non-tax revenues such as fees and charges. It is estimated that the tax revenue surpassed the budgeted target by approximately R10.5 billion, or 4%. The main reasons for this are the higher than estimated increase of prices and higher than anticipated economic growth in the economy. Taxes on income and profits grew at an annual rate of 11.7% and contributed almost 60% of the main budget revenue. Taxes on domestic goods and services and on international trade grew at annual rates of 12.3% and 10.8%, respectively.

South Africa has comprehensive agreements for the avoidance of double taxation with 51 countries.

An exchange control amnesty accompanied by an income tax amnesty was announced in the 2003-2004 National Budget. This is the third amnesty offered by the National Government. Many South African individuals and businesses, despite the existence of exchange controls, have in the past shifted assets offshore illegally, rendering such assets unreported for South African tax purposes. However, in recent years, many individuals and entities have exhibited a desire to repatriate their assets voluntarily and regularize their affairs. This, together with an ameliorated enforcement climate, created the opportune time to offer a new amnesty.

The amnesty window period is open for eligible taxpayers from June 1, 2003 through November 30, 2003. The amnesty provides complete coverage to taxpayers, their advisors and facilitators for exchange control and tax transgressions (including all interest, penalties and additional tax due as a result of the transgression) and criminal prosecution prior to February 2002. If a taxpayer’s application for amnesty is successful, the taxpayer can regularize his or her affairs by paying a one-time exchange control levy of 10% of the market value (on February 28, 2003) of the asset retained offshore or 5% if that asset is repatriated. For the year ending on or before February 2003 all interest, penalties and additional tax will be suspended, provided that the taxpayer declares and pays the tax on income generated from the offshore asset for one year.

Much of the foreign assets that are applicable for amnesty are derived from undisclosed domestically generated sums. The amnesty covers these domestic amounts to the extent that they relate to the assets accumulated or transferred offshore but only with respect to income tax and estate duty. In order for domestic amounts that are granted amnesty to be regularized, the taxpayer must pay a one-time levy equal to 2% of the asset’s value.

Company Tax

South Africa has followed international trends by reducing the corporate tax rate in 1994 from 40% to 35% and in 1999 to 30%. A corresponding adjustment was made to the rates applicable to gold mines. Branches of foreign companies operating in South Africa are taxed at a rate of 35%, but no secondary tax is levied. The secondary tax levied on all dividends declared by South African companies was reduced to 12.5% of any dividends declared on or after March 14, 1996. No withholding taxes are payable on interest or dividends paid to non-residents. International transactions are subject to rules dealing with transfer pricing and controlled foreign companies.

The National Government has also taken steps to foster the development of small- and medium-sized businesses. In 2000, a graduated corporate tax rate was introduced for qualifying small businesses. An accelerated depreciation regime followed in 2001 for small businesses that invest in manufacturing assets. In addition, the National Government has sought to promote private investment in public infrastructure through tax allowances for the depreciation of permanent structures. Allowances were introduced in 2000 for pipelines for transporting oil and gas, electricity transmission lines, telephone transmission lines and railway lines. Allowances for investment in airport hangars and runways were added in 2001. In 2003, a double deduction for the first R20,000 of start up fees for small businesses was introduced.

The National Government is of the view that sustainable economic growth depends critically on investment in fixed capital to build long-term capacity and raise productivity. Investment incentives (50% and 100% additional allowances for qualifying manufacturing assets) for strategic projects were introduced in 2001 to encourage investment projects with significant direct and indirect benefits for the

South African economy. An accelerated depreciation allowance was introduced in 2002 on new manufacturing assets that will be depreciated over four years and another accelerated depreciation allowance was introduced in 2003 for urban development zones. These measures are expected to provide a broad-based stimulus to investment spending in the short term, adding capacity to the long-term prospects of the South African economy. An additional tax allowance was introduced in 2002 to encourage educational and skill enhancement programs for the country’s workforce.

The following table sets forth the composition of tax and other revenues for the five fiscal years ended March 30, 2003, and budgeted amounts for the fiscal year ending March 31, 2004.

Consolidated Government Revenue

					Revised	Budget
					estimates	estimates

	1998-1999	1999-2000(1)	2000-2001	2001-2002	2002-2003	2003-2004

	(millions of rand)
Taxes on income and profits
Persons and individuals	77,733.9	85,883.8	86,478.0	90,389.5	93,200.0	96,714.0
Gold mines	188.6	—	—	—	—	—
Other mines	1,946.1	—	—	—	—	—
Companies(2)	20,388.0	20,971.6	29,491.8	42,354.5	54,850.0	65,820.0
Secondary tax on companies	1,930.8	3,149.9	4,031.3	7,162.7	6,300.0	8,000.0
Tax on retirement funds	5,098.8	5,330.4	5,219.8	6,190.6	6,900.0	5,950.0
Other(3)	735.3	813.1	924.3	1,213.1	1,250.0	1,380.0

Total	108,021.5	116,148.9	126,145.2	147,310.4	162,500.0	177,864.0
Taxes on payroll and workforce
Skills development levy(4)	—	0.1	1,257.4	2,717.3	3,300.0	3,600.0

Total	—	0.1	1,257.4	2,717.3	3,300.0	3,600.0
Taxes on property
Donations tax	9.1	15.2	32.1	20.6	25.0	25.0
Estate duty	256.4	304.2	442.7	481.9	460.0	550.0
Marketable securities tax	721.1	1,090.4	1,102.1	1,212.8	1,350.0	1,500.0
Transfer duties	1,565.4	1,821.6	2,401.9	2,913.0	3,500.0	3,815.0
Demutualizations charge(5)	278.5	577.0	—	—	—	—

Total	2,830.4	3,808.4	3,978.8	4,628.3	5,335.0	5,890.0
Domestic taxes on goods and services
Value-added tax	43,985.4	48,376.8	54,455.2	61,056.6	70,600.0	81,000.0
Specific excise duties	8,052.8	8,886.1	9,126.6	9,797.2	10,282.0	11,364.0
Ad valorem excise duties	518.9	584.3	693.9	776.1	1,020.0	335.0
Levies on fuel	13,640.0	14,289.8	14,495.3	14,923.2	15,200.0	16,342.0
Levy on financial services	1.8	1.1	0.9	0.3	0.2	0.2
Air departure tax	—	—	85.8	296.4	350.0	430.0
Other(6)	71.9	166.6	234.9	38.5	102.3	143.0

Total	66,270.9	72,304.7	79,092.5	86,888.4	109,614.2	66,270.9
Taxes on international trade and transactions
Customs duties	5,985.7	6,517.8	7,853.6	8,632.2	9,500.0	11,000.0
Import surcharges	1.6	0.4	0.0	0.5	0.7	0.7
Other(7)	65.2	259.9	372.9	47.5	304.6	306.5
Stamp duties and fees	1,489.0	1,618.9	1,561.6	1,767.2	1,600.0	1,750.0

Total	6,052.5	6,778.1	8,226.6	8,680.1	9,805.3	11,307.2
State Miscellaneous Revenue (SMR)(8)	179.3	727.0	72.0	306.7	—	—

TOTAL TAX REVENUE (gross)	184,843.6	201,386.0	220,334.2	252,298.3	280,094.7	310,025.3
Departmental revenue(9)	3,475.6	3,824.9	3,498.0	4,087.6	3,588.7	4,031.4
Sales of assets	26.9	74.7	43.5	4.2	40.0	50.0
Recoveries of loans and advances	780.0	74.1	112.3	77.2	164.0	75.0
Grants received (RDP Fund)(10)	456.0	—	—	—	117.5	—
Less: SACU payments(11)	(5,576.7)	(7,197.3)	(8,396.1)	(8,204.8)	(8,259.4)	(9,722.7)

TOTAL BUDGET REVENUE	184,005.4	198,162.4	215,591.9	248,262.4	275,745.5	304,459.0
Current revenue	182,920.1	197,436.6	215,436.1	248,181.1	275,541.5	304,334.0
Direct taxes	108,287.0	116,468.3	127,877.5	150,530.1	166.285.0	182,039.0
Indirect taxes	76,098.9	83,613.8	92,384.7	101,461.5	113,809.7	127,986.3
State Miscellaneous Revenue (SMR)	179.3	727.0	72.0	306.7	3,706.2	—
Departmental revenue (including grants)	3,931.6	3,824.9	3,498.0	4,087.6	3,589.0	4,031.4
Less: SACU payments	(5,576.7)	(7,197.3)	(8,396.1)	(8,204.8)	(8,259.4)	(9,722.7)
Sales of assets	26.9	74.7	43.5	4.2	40.0	50.0
Recoveries of loans and advances	780.0	74.1	112.3	77.2	164.0	75.0
Receipts not regarded as revenue	2,757.6	7,381.6	3,452.6	5,784.1	9,619.0	6,341.0

(1)	Figures restated to be comparable to cash basis of accounting.

(2)	Figures prior to 1999-2000 exclude receipts from mining companies. Figures from 1999-2000 onwards include receipts from all companies.

(3)	Including interest on overdue tax, non-resident shareholders’ tax, non-residents’ tax on interest and tax on undistributed profits.

(4)	Levy on payroll dedicated to skills development.

(5)	The 1998-1999 and the 1999-2000 figures include receipts of the demutualizations charge amounting to R279 million and R577 million respectively, which were not included in the budget estimates

(6)	In the case of banks and mutual building societies, a levy of 0.75% is imposed on the amount equal to 50% of the minimum legal capital and/or reserves level of these institutions. In the case of registered long-term assurers, pension funds, friendly societies and unit trust schemes, a levy of 0.75% is imposed on the amount of interest accrued by these institutions.

(7)	Including various levies, mining leases and ownership, cinematographic tax and other special levies imposed since 1974-1975, as well as receipts of the Universal Service Fund since 1998-1999 and the Human Resources Fund for 1998-1999 and 1999-2000.

(8)	Includes diamond export duties, miscellaneous customs and excise income, as well as ordinary levy collections.

(9)	Any administrative fees charged by government departments, as well as the sale of assets by government departments.

(10)	Domestic and foreign grants, transferred from the RDP Fund to finance RDP-related expenditure and grants received from other spheres of government.

(11)	South African Custom Union payments (excluding payments to the former TBVC states and self-governing territories).

(11)	South African Custom Union payments (excluding payments to the former TBVC states and self-governing territories).

Preliminary data released in November 2003 indicate that in fiscal year 2002-2003, gross tax revenue amounted to R282.2 billion and non-tax revenue (such as fees and charges) to R4.5 billion. After deduction of SACU payments, total main budget revenue for 2002-2003 is estimated to be R278.4 billion, approximately 24.8% of GDP.

For the fiscal year 2001-2002, tax revenues surpassed the originally budgeted target by over R15 billion. Consolidated Budget revenue for fiscal year 2002-2003 is estimated to be R286.6 billion, or 25.6% of GDP. As a result, the 2002-2003 National Budget has reduced the tax burden on lower and middle income groups, raised tax exemption levels on income and interest earnings, and extended tax relief to small businesses.

Financing

The following table sets forth the financing of the Consolidated Budget for the five fiscal years ended March 31, 2003, and budgeted amounts for the fiscal year ending March 31, 2004.

Financing of the Consolidated Budget

		Preliminary Outcome

		(millions of rand, except			Revised
		percentages)			estimate	Budget
	1998-1999	1999-2000	2000-2001	2001-2002	2002-2003(1)	2003-2004(1)

Total budget revenue	184,005.4	198,162.4	215,591.9	248,262.0	275,745.5	304,459.0
Total expenditure and lending	201,416.2	214,749.9	233,941.9	262,905.0	291,822.9	333,965.4
Consolidated Budget deficit	(17,410.8)	(16,587.6)	(18,350.0)	(14,642.0)	(16,077.4)	(29,506.4)
% of GDP	2.31%	2.02%	2.00%	1.50%	1.40%	2.41%
Plus: Regional opening balance and financing	—	—	—	—	—	—
National Budget deficit	(17,410.8)	(16,587.6)	(18,350.0)	(14,642.0)	(16,077.4)	(29,506.4)
% of GDP	2.31%	2.02%	2.00%	1.50%	1.40%	2.41%
Plus: Extraordinary transfers	(936.1)	(1,485.4)	(2,297.2)	(2,078.0)	(7,888.8)	(7,000.0)
Less: Proceeds from sales of state assets	2,757.6	7,238.3	2,983.5	4,159.0	10,219.0	6,341.0
Net borrowing requirement	(15,589.3)	(10,834.7)	(17,663.7)	(12,561.0)	(13,747.3)	(30,165.1)
Financing:
Change in loan liabilities
Domestic loans
Short-term (net)	1,352.7	1,884.1	4,978.9	(7967.0)	4,000.0	6,000.0
Long-term (net)	18,215.2	3,031.9	6,406.3	(9871.0)	(3,123.5)	9,297.8
New loans	39,309.6	22,703.8	2,593.0	14,647.0	23,103.1	36,280.2
Less:
Discount	(6,193.8)	(3,685.8)	(964.6)	(323.2)	(344.2)	(544.0)
Redemptions	(14,900.6)	(15,981.0)	(15,161.6)	(22,433.0)	(21,642.3)	(26,438.5)
Net of book profit	—	(5.1)	(3.1)	(3,978.3)	(4,510.3)	—
Foreign loans (net)	(677.5)	8,513.9	1,901.8	33,131.0	14,521.4	11,767.3
New loans	11.7	13,259.6	1,987.5	29,873.7	11,031.2	9,310.0
Transfer from IMF accounts at SARB	1,035.9	—	—	—	—	—
Less:
Discount	—	(67.2)	—	(57.1)	(226.0)	—
Redemptions	(1,725.1)	(4,678.5)	(2,062.6)	(68.9)	(1,383.8)	(2,818.6)
Total financing (net)	15,589.3	10,834.7	17,663.7	12,561.0	13,747.3	30,165.1
Change in cash and other balances (increase)	(3,301.1)	(2,595.2)	4,376.7	(2,732.0)	(1,650.6)	3,100.0

Note: Numbers may not total due to rounding.

(1)  As of February 2003.

Source: South African National Treasury.

In addition to transfers received from the National Budget and own provinces’ revenue collections, Provincial Budgets are financed by means of opening balances and concessionary and non-concessionary funding such as loans by the Development Bank of Southern Africa. The deficit of the National Budget is financed mainly by domestic and foreign loans. The provinces are barred constitutionally from raising loans for current expenditure. Loans for bridging finance may be obtained, however, provided that the provinces redeem such loans within 12 months following the date on which they are obtained and any special conditions be specified in an act of Parliament which is required to be recommended by the Financial and Fiscal Commission. In addition, the National Government may not guarantee any provincial or local government loans, unless the guarantee complies with the norms and conditions for such guarantee as set out in an act of Parliament. See “Public Finance — Background.”

The National Government financing requirement (as measured by the National Budget deficit) has fallen gradually as a percentage of GDP, from over 5% of GDP in 1995-1996 to 1.2% in 2002-2003. The National Government has stated that it is committed to maintaining fiscal discipline. Tax relief, spending increases and lower corporate tax receipts due to slower economic growth and a strong rand will raise the deficit to an estimated 2.6% of GDP in 2003-2004, followed by an increase to an estimated 3.2% in 2004-2005.

Public Enterprises

The South African Government owns or controls a number of public enterprises. The control of such enterprises takes various forms including control, among other things, of capital investment, the types and amounts of goods and services to be produced, the prices at which such goods and services are to be sold and the acquisition of assets and the incurrence of liabilities.

The affairs of public enterprises are overseen by the Minister of Public Enterprises together with various other ministers of the National Government, under whose departments these enterprises are regulated. The minister responsible for a particular public enterprise appoints members to such corporation’s board and may monitor the corporation’s performance relative to its established business plan.

In 1996, the National Government initiated a process embodied in the National Framework Agreement entered into by the National Government and the principal South African labor unions, through which state assets and enterprises are to be restructured. This process is considered a key element of the transformation process of the public sector. The objectives established for the restructuring of public enterprises include, among other things: (i) improvement of the competitiveness and efficiency of these enterprises; (ii) providing financial and technological resources so as to enable partially or fully privatized public enterprises to meet the expanding needs of the citizens of South Africa; (iii) effecting the economic empowerment of historically disadvantaged South Africans, thus contributing to the democratization of the ownership structure of the South African economy; (iv) reducing state debt; (v) redefining and reorienting the role and focus of the public sector; and (vi) contributing to the restructuring of the South African economy as a whole.

In August 2000, the Department of Public Enterprises published a Policy Framework detailing the process of restructuring public enterprises. As set forth in the Policy

Framework, the National Government’s strategy is to maximize the contribution that its assets can make to development both in South Africa and in the African continent. It is hoped that the restructured public enterprises would become leaders of significant productivity growth in their respective sectors. At the enterprise and sector levels, the restructuring is designed to improve the efficiency and effectiveness of each entity to access globally competitive technologies, to mobilize private sector capital and expertise and to assist in the creation of effective market structures in sectors currently dominated by public enterprises. At the broader macroeconomic level, this aims to attract foreign direct investment to reduce the need for public borrowing and to assist the development of an economic context that promotes industrial competitiveness and finances growth. The social needs addressed by the Policy Framework include the need to ensure growth in employment and to rationalize and develop new skills within the labor force.

Privatization is one of a number of options within the overall process of restructuring state assets and public enterprises. The restructuring process will include partial or complete sales of several public enterprises, together with an overhaul of the governance of state assets. Share participation arrangements, in which particular emphasis is given to the economic empowerment of historically disadvantaged South Africans, is another option being pursued by the National Government. The National Government’s policy is to focus on the long-term effects of restructuring and to implement restructurings in phases. Participating stakeholders are also being encouraged to recognize the need for restructuring in order to increase efficiency, effectiveness, competitiveness and economic growth and development.

Parliamentary oversight is a critical feature of the restructuring and privatization processes. The Ministry of Public Enterprises is working in close collaboration with the two Parliamentary committees assigned to such oversight. These committees are the Portfolio Committee on Public Enterprises, comprising representatives from the National Assembly, and the Select Committee on Public Enterprises, whose members are drawn from the National Council of Provinces.

A summary of the specific actions for the significant public enterprises is set forth below.

Transnet and the Airports Company Ltd. The Transnet debt restructuring is being currently addressed, and the pension fund debt was restructured through an act of Parliament in 2001. The sale of Transnet’s non-core business units has been approved and the sale of Connex Travel has been completed. Spoornet and each of its various business units are expected to be incorporated as separate entities. Coallink, Orex, Luxrail and Linkrail are expected to be privatized. Spoornet’s General Freight Business is expected to be commercialized before either an initial public offering or a strategic equity partnership is negotiated. This process is ongoing with little progress made in 2003.

The National Ports Authority owns all seven of South Africa’s commercial ports and is responsible for managing all aspects of port infrastructure, development and maritime activities, while the South African Port Operations operates the cargo terminals at the ports.

In March 1999, South African Airways (SAA) was corporatized and in July 1999, a 20% stake was sold to Swissair for R1.4 billion. Subsequently, the National Government repurchased this stake for R382.2 million following Swissair’s declaration of bankruptcy in October 2001. A proposal for an initial public offering of SAA is currently under review.

Petronet is expected to be incorporated as a separate entity, its synergies with other pipeline projects assessed and restructuring options developed. The disposal of non-core units of Petronet is expected to be addressed on an ongoing basis.

The Airports Company Ltd., which owns and operates most of the airports in South Africa, has been partially privatized. The National Government sold a 20% equity stake in the Airports Company to Aeroporti di Roma in April 1998 for R819 million. Aeroporti di Roma has an option to acquire a further 10% share, which expires in April 2004.

Telkom. In 1997, the National Government sold a 30% share of Telkom to SBC Communications and Malaysia Telkom for approximately R6 billion. In 1999, the National Government reserved the sale of a 10% equity share of Telkom to Black economic empowerment groups, the National Empowerment Fund (a legislatively constituted trust to facilitate black economic empowerment) and Telkom employees. Since then, 3% of Telkom has been sold to Ucingo, a black economic empowerment group. Subsequently, an initial public offering of Telkom shares was planned, which following a delay in the launch due to unfavorable market conditions in 2002, was launched successfully on March 4, 2003. Pursuant to the Telecommunications Amendment Bill 2001, a second national operator is in the process of being formed.

In November 2003, the Minister of Communications rejected the two outstanding bids for a majority interest in the second national telecommunications operator. The equity interest will be retained by the National Government for no more than eight months, while a suitable investor is located. In the interim, a license has been granted to a consortium of Transtel-Esitel (30%), the black economic empowerment group, Nexus Connexion (19%), and the National Government (51%).

Eskom. Legislation was enacted in 1998 to restructure Eskom, vesting ownership in the National Government and establishing the legal basis for revoking Eskom’s tax-exempt status. Eskom is in the process of becoming restructured along business lines, with transmission, distribution and generation business areas each forming a separate corporate entity. Generating companies are expected to be formed to promote internal competition before the introduction of private sector participation in generation. To this end, the Department of Minerals and Energy has completed coordinating the design and implementation of regional electricity distributors. A transaction model for Black economic empowerment transactions is being finalized. Private sector partners are expected to be introduced into the different Eskom business units, specifically into the generation and transmission entities, through either strategic equity partners or initial public offerings. New companies formed by historically disadvantaged South Africans will be encouraged to participate in the restructuring process.

Denel. Denel is being considered for corporatization and an initial strategic equity partner has been introduced at the business unit level. In addition, the consolidation of aircraft maintenance synergies between SAA and Denel is being investigated, and the Department of Trade and Industry is coordinating a study into the consolidation of the aerospace industry. Negotiations with BAE Systems plc as a potential minority strategic equity partner ended in April 2003, when an agreement could not be reached. The restructuring of the non-core business units of Denel continues.

South African Forest Company Limited. The sale of three major assets of the South African Forest Company Limited (Safcol), the government owned forestry is being concluded. The sale of Komatiland is expected to conclude on June 15, 2004. Lease and sale agreements relating to the transfer of Amatola have been finalized and the expected closing date of the transaction is March 31, 2004. While the preparations for the sale of MTO are still ongoing, the transaction is expected to conclude on March 31, 2004.

Alexkor. The National Government has approved the disposal of 51% of Alexkor, the government owned diamond-mining company. However, due to a lawsuit brought against both the National Government and Alexkor by the Richtesveld Community, the restructuring has been stalled. In March 2003, the Constitutional Court found that the claimant community had rights to the land in which Alexkor mines for diamonds. The case was remanded to the Land Claims Court for a clarification of the community’s entitlement.

NATIONAL GOVERNMENT DEBT

General

The legal authorization for the incurrence of debt by the National Government is set forth in the Public Finance Management Act of 1999. The National Treasury administers the National Government debt of South Africa.

In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. South Africa has issued formal contractual guarantees of certain indebtedness, primarily that of partially or wholly state-owned entities. In this document, National Government debt does not include debt that is guaranteed by the South African Government. However, guaranteed debt is summarized in the table entitled “Outstanding National Government Guaranteed Debt” below. Nor does National Government debt include the debts incurred by the nine provincial governments, other than those that have been assumed explicitly by the National Government.

As a percentage of National Government expenditure, interest payments on National Government debt have declined from 20.2% during the fiscal year ended March 31, 1999 to 17.5% in the fiscal year ended March 31, 2002 and to 15.2% during the fiscal year ended March 31, 2003. Interest payments are expected to fall further to 14.5% of total expenditures in the 2003-2004 fiscal year. The following table sets forth such percentages for the periods indicated.

Interest Payments on National Government Debt
as a Percentage of National Government Expenditure

At March 31,

1999	2000	2001	2002	2003

20.2%	19.9%	19.0%	17.5%	15.2%

Source: South African National Treasury.

The following table sets forth National Government debt as a percentage of GDP for the periods indicated.

National Government Debt
As a Percentage of GDP

At March 31,

1999	2000	2001	2002	2003

48.3%	46.6%	43.6%	42.7%	37.1%

Source: South African National Treasury.

The National Government debt at March 31, 2003, totaled R462.8 billion. This figure represents an increase of approximately 0.5% over the total of R460.5 billion at March 31, 2002.

In this section, “external debt” means debt initially incurred or issued outside South Africa, regardless of the currency of denomination, and “internal debt” means debt initially incurred or issued in South Africa. “Floating debt” means debt that had a maturity at issuance of less than one year. “Funded debt” means debt that had a maturity at issuance of one year or more.

The following table summarizes the National Government debt for the periods indicated.

Total Debt of National Government

						At
						September
	At December 31,					30,

	1998	1999	2000	2001	2002	2003

	(millions of rand)
Internal Debt
Marketable treasury bills
Banks	18,075	18,094	12,223	8,606	10,280	11,587
Other holders	1,025	2,206	16,976	13,046	7,920	8,613
Total marketable bills	19,100	20,300	29,199	21,652	18,200	20,200
Bonds	318,894	331,339	335,425	353,642	332,489	352,285
Total marketable securities	338,260	351,639	364,624	375,294	350,689	372,485

Non-marketable treasury bills
Corporation for public deposits	6,382	4,600	3,700	1,670	2,137	1,192

Total non-marketable bills	6,382	4,600	3,700	1,670	2,137	1,192
Floating rate bonds	7	—	—	—	—	—
Loan levies(1)	3	3	3	3	3	—

Total non-marketable securities	6,392	4,603	3,703	1,673	2,140	1,192

Former TBVC states and self- governing territories(2)	237	132	132	129	124	25
Namibia’s South African government debt(3)	863	591	586	562	512	503
SA Housing Trust	—	—	—	—	—	539

Total Internal Debt	345,485	356,964	369,044	377,658	353,465	374,747

External Debt
Marketable	15,518	19,742	28,680	58,082	55,642	57,052
Non-marketable	324	283	2,439	8,537	24,235	18,047

Total External Debt	15,842	20,025	31,118	66,619	79,877	75,099

Gold and foreign exchange
Contingency reserve account(4)	12,573	14,431	9,200	20,919	35,514	36,577

Total Debt (gross)	361,401	391,420	409,363	465,196	468,856	486,423

Cash balances	(7,398)	(5,890)	(7,250)	(16,621)	(18,369)	(20,188)

Total Debt (net)	354,003	385,530	402,113	448,575	450,487	466,235
Percentage of GDP	47.9%	48.1%	45.3%	45.6%	40.2%	38.6%

Note: Columns may not add due to rounding.

(1)	Including tax redemption certificates.

(2)	Debt of the former TBVC states and formerly self-governing territories to be redeemed and refinanced by means of securities issued by the National Government.

(3)	On May 23, 1997, the National Government assumed responsibility for the payment of certain debt incurred by the Republic of Namibia.

(4)	Realized losses reflected in the Gold and Foreign Exchange Contingency Reserve Account as of March 31. See “Monetary and Financial System — Gold and Foreign Exchange Contingency Reserve Account”.

Source: South African National Treasury.

Summary of Internal National Government Debt

Total internal National Government debt at December 31, 2002 was R353.5 billion, a decrease of approximately 6.4% over the corresponding amount at December 31, 2001. The internal indebtedness has increased over the past several years principally to finance the budget deficit of the National Government and as a result of the National Government’s assumption of certain indebtedness of the former TBVC states and self-governing territories. In addition, exceptional issuances of National Government bonds have been made to the South African Reserve Bank to compensate for losses incurred by the South African Reserve Bank in its Gold and Foreign Exchange Contingency Reserve Account. See “Monetary and Financial System — Gold and Foreign Exchange Contingency Reserve Account.”

The following table sets forth the total internal National Government debt divided into floating debt and funded debt.

National Government Internal Debt

						At
						September
	At December 31,					30,

	1998	1999	2000	2001	2002	2003

	(millions of rand)
Marketable securities
Floating	19,100	20,330	29,199	21,652	18,200	20,200
Funded	319,160	331,339	335,425	353,649	332,496	352,285

Total(1)	338,260	351,639	364,624	375,301	350,696	372,485

Non-marketable securities
Floating	6,382	4,600	3,700	1,670	2,137	1,192
Funded	844	726	721	687	632	1,070

Total(2)	7,226	5,326	4,421	2,357	2,769	2,262

Total internal National Government debt	345,485	356,964	369,044	377,658	353,465	374,747

Note: Columns may not add due to rounding.

(1)	Includes marketable securities of the former TBVC states and self-governing territories, which amounted to R35 million at December 31, 1998, R7 million at December 31, 1999, R7 million at December 31, 2000, R7 million at December 31, 2001, R7 million at December 31, 2002 and R7 million at September 30, 2003. The figures for marketable securities also include marketable securities assumed from Namibia, which amounted to R229 million at December 31, 1998, and R229 million at December 31, 1999.

(2)	Includes non-marketable securities of the former TBVC states and self-governing territories, which amounted to R202 million at December 31, 1998, R125 million at December 31, 1999, R124 million at December 31, 2000, R122 million at December 31, 2001, R117 million at December 31, 2002 and R25 million at September 30, 2003. The figures for non-marketable securities also include non-marketable securities assumed from Namibia, which amounted to R634 million on December 31, 1998, R591 million at December 31, 1999, R586 million at December 31, 2000, R562 million at December 31, 2001, R512 million at December 31, 2002 and R503 million at September 30, 2003.

Source: South African National Treasury.

Summary of External National Government Debt

Traditionally, only a small percentage of the National Government’s debt has been incurred abroad and denominated in currencies other than the rand. Total external National Government debt expressed as a percentage of total National Government debt declined from a historically high figure of 12% in 1985 to 7.2% at September 30, 2000, and increased thereafter to 18% at March 31, 2002. Total external National Government debt at March 31, 2002, was R82 billion and at September 30, 2003, was estimated to be R75.2 billion.

The following table sets forth a breakdown of National Government external debt by currency at December 31 in each of the years 1998 through 2002 and at September 30, 2003.

External Debt by Currency

							At
							September
	At December 31,						30,

	1998	1999	2000	2001	2002		2003

	(millions)
Deutsche Mark	500	500	500	500	—	(2)	—
ECU	15	—	—	—	—		—
Euro	—	800	1,039	1,869	3,166	(2)	3,949
Pound Sterling	100	100	100	112	121		125
Swedish Krone	—	—	—	222	415		437
U.S. Dollars	1,591	1,328	2,134	2,186	4,281		4,392
Gold Ounces - XAU	—	—	—	1	1		1
Yen	71,581	71,814	71,814	161,814	161,814		161,730
Total (in rand)(1)	15,842	20,025	31,118	66,619	79,877		75,099

(1)	The conversion into rand is calculated at the exchange rate published by the South African Reserve Bank on the last business day of the year or, in the case of 2003, the last business day of September.

(2)	In 2002, the DM500,000,000 outstanding principal amount of National Government debt was converted in euros and included in the calculation of the outstanding aggregate principal amount of euro-denominated debt of the National Government.

Source: South African National Treasury.

At March 31, 2003, external indebtedness of the National Government consisted of 87.1% marketable debt, principally debt securities and 12.9% non-marketable debt, principally loans from multilaterals. Proceeds of bond issuances have been used for the general purposes of the National Government. In July 2003, U.S.$750,000,000 principal amount of South Africa’s U.S.$1,000,000,000 9.125% Notes due 2009 was redeemed, and, in October 2003, the DM500,000,000 7% Bonds due 2003 were also redeemed.

In addition to financings during in 2002 which reduced the South African Reserve Bank’s Net Open Forward Position (NOFP) to U.S.$1.8 million, in May 2003, the National Government issued a €1.25 billion global bond which further reduced the

NOFP to zero. At the end of October 2003, the value of the NOFP was positive U.S.$2.7 billion.

Export credits amounting to R12.6 billion, equivalent to about U.S.$2 billion, were drawn under arms procurement financing agreements since 2000. These loans provide financing at a rate equivalent to about 260 basis points (2.6%) below the cost of long-dated funding in the foreign public bond markets.

Notwithstanding the return of the South African Government to the international capital markets since the end of apartheid, the National Government does not intend to rely to a large extent on external debt as a means of financing the National Government’s budget deficit. The 2003-2004 National Budget anticipated R7.1 billion, or 20.1% of the gross financing requirement of the National Government, to be raised in the international capital markets. Total foreign debt of the National Government is still low by international standards, amounting to 6.5% of GDP at the end of the 2002-2003 fiscal year. However, this amount is indicative only and does not represent an upper or lower limit on the borrowing authority of the National Treasury. An incidental but important consequence of the receipt of the net proceeds from anticipated issuances of foreign currency denominated debt securities is expected to be an increase in South Africa’s foreign currency reserves. In addition, because the proceeds of external borrowings provide a substitute for a portion of domestic finance, these borrowings help ease pressures on the domestic financial markets. Foreign borrowings also establish benchmarks in various currencies and maturities for other South African issuers.

Guaranteed Debt

In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. The National Government has issued formal contractual guarantees in respect of certain indebtedness of wholly or partially state-owned entities.

The following table sets forth the debt guaranteed by the National Government outstanding in each of the years indicated:

Outstanding National Government Guaranteed Debt(1)

	At March 31,

	1999	2000	2001	2002	2003

	(millions of rand)
Internal	49,407	47,800	41,916	53,537	50,801
External	31,885	31,216	28,431	27,167	20,086

Total	81,292	79,016	70,347	80,704	70,887

(1)	Including guarantees issued by the former TBVC states and the formerly self-governing territories, which at March 31, 1999, amounted to R930 million; at March 31, 2000, amounted to R888 million; at March 31, 2001, amounted to R972 million; at March 31, 2002, amounted to R562 million and at March 30, 2003 amounted to R459 million. These guarantees are declining over time as the underlying debt is redeemed.

Source: South African National Treasury.

The following table sets forth the National Government’s external guaranteed debt outstanding at March 31, 2003.

Guarantees Issued		U.S.	Pounds		Japanese	French	Equivalent
on Behalf of	ZAR	Dollars	Sterling	ECU	Yen	Francs	in Rand

Eskom	122,000,000	2,939,303	3,817,171	—	—	—	193,167,600
Transnet	3,500,000,000	27,154,430	—	—	2,127,954,209	—	3,857,849,273
Telkom	—	1,210,526	—	—	—	12,359,535	25,886,971
Industrial Development Corporation of Southern Africa	200,000,000	188,490,000	15,470,000	32,080,000	—	—	2,167,556,041
Lesotho Highlands Development Authority	—	24,601,817	—	37,204,395	—	—	516,707,387
Development Bank of Southern Africa	9,550,000,000	119,283,440	—	84,105,331	—	—	11,223,606,475
Trans-Caledon Tunnel Authority	363,214,547	—	—	10,624,876	—	—	454,991,482
Public Investment Commissioners(2)	—	—	—	—	—	—	465,514,798
South African Reserve Bank	7,889,673,233	—	—	—	—	—	7,889,673,233

Total(3)	21,624,887,780	363,679,516	19,287,171	164,014,602	2,127,954,209	12,359,535	26,329,438,463

(1)	With the exception of the guarantees issued on behalf of the Public Investment Commissioners, translation of amounts into rand have been made at the following rates: 1 U.S. Dollar = R7.9400; 1 Swiss Franc = R5.8514; 1 Pound Sterling = R12.5301; 1 ECU = R8.6379; 1 Japanese Yen = R0.0668; 1 French Franc = R1.3168.

(2)	Under the 1994 Debt Arrangements, the National Government is obligated to pay all deposits into a Special Restricted Account with the Public Investment Commissioners. These amounts are valued at historic exchange rates.

(3)	Does not include guaranteed interest to the amount of R601 million.

Source: South African National Treasury.

Debt Service

The aggregate amount of scheduled repayments in respect of principal and interest on the funded National Government debt outstanding at September 30, 2003, is set forth in the table below.

	External Debt

Year(1)	Rand	U.S.$	DM	ECU	YEN	GBP	SEK	XAU

	(millions)
2004	46,399	903	—	326	2,515	10	8	0.12
2005	63,261	293	—	561	44,358	10	18	0.12
2006	61,118	300	—	175	3,683	110	18	0.12
2007	58,430	616	—	707	3,679	4	18	0.12
2008	46,896	294	—	190	63,075	4	18	0.12
2009	43,433	293	—	682	2,471	3	18	0.12
2010	52,798	1,728	—	145	2,467	3	62	0.12
2011	48,779	158	—	138	2,462	3	60	0.12
2012	44,817	156	—	133	2,458	3	58	—
2013	25,628	1,116	—	129	2,454	3	56	—
2014	11,509	78	—	1,414	2,422	3	54	—
2015	34,395	76	—	73	2,280	3	53	—
2016	25,679	69	—	50	2,280	3	51	—
2017	23,547	54	—	17	2,280	—	49	—
2018	3,496	526	—	6	2,280	—	47	—
2019	3,499	5	—	1	2,280	—	45	—
2020	3,640	—	—	—	2,280	—	—	—
2021	3,480	—	—	—	31,710	—	—	—
2022	3,480	—	—	—	30,570	—	—	—
2023	3,480	—	—	—	—	—	—	—
2024	11,612	—	—	—	—	—	—	—
2025	3,032	—	—	—	—	—	—	—
2026	12,572	—	—	—	—	—	—	—
2027	11,570	—	—	—	—	—	—	—
2028	10,569	—	—	—	—	—	—	—
2029 and later	1	—	—	—	—	—	—	—
Total	657,969	6,678	—	4,779	209,174	172	586	1

Note: Numbers may not total due to rounding.

(1)	Fiscal years ending March 31.

(2)	Excluding that portion of the total remaining debt (R128 million) of the former TBVC states and the self-governing territories that is funded debt.

Source: South African National Treasury.

Debt Record

On September 1, 1985, in response to a foreign currency liquidity crisis, South Africa prohibited repayments of certain foreign indebtedness to foreign creditors, while interest payments were made as they became due. Final settlement of affected indebtedness was agreed in 1993. See “The External Sector of the Economy — Foreign Debt Arrangements.” Other than as described therein, South Africa has not defaulted in the payment of principal or interest on any of its internal or external indebtedness since becoming a republic in 1961.

TABLES AND SUPPLEMENTARY INFORMATION
Funded Internal Debt of the Republic of South Africa
(Domestic Marketable Bonds—in rand) (1)
At September 30, 2003

Interest Rate	Date of Issue	Maturity Date	Principal Amount

			(in rand)
13.90%	June 1, 1983	October 31, 2003	20,000
14.65%	July 10, 1982	December 31, 2003	3,400,000
12.00%	May 2, 1989	February 28, 2004	26,384,950,165
9.00%	February 1, 1979	April 15, 2004	473,100
16.40%	May 22, 1984	April 30, 2004	130,000
Zero Coupon	March 10, 1994	June 30, 2004	7,000,000
9.25%	June 1, 1979	July 1, 2004	1,235,750
9.38%	July 2, 1979	July 1, 2004	1204,191
13.60%	September 30, 1981	September 30, 2004	1506,000
12.00%	May 2, 1989	February 28, 2005	263,844,38,842
14.45%	January 28, 1982	March 31, 2005	2030,000
18.00%	August 2, 1990	May 31, 2005	250,000
Zero Coupon	August 24, 1995	June 30, 2005	40,000,000
Zero Coupon	April 20, 1995	July 1, 2005	20,000,000
Zero Coupon	August 31, 1995	July 1, 2005	60,000,000
13.00%	April 16, 1984	July 15, 2005	152,222,906
11.50%	February 15, 1983	September 30, 2005	1,250,000
Zero Coupon	September 21, 1995	December 31, 2005	10,000,000
12.00%	May 2, 1989	February 28, 2006	26,384,950,165
Zero Coupon	March 22, 1994	June 30, 2006	7,000,000
14.50%	September 17, 1984	October 15, 2006	77,788,113
12.50%	April 4, 1996	December 21, 2006	1,906,531,147
10.00%	April 20, 2001	February 28, 2007	17,544,523,327
Variable	May 15, 2002	March 30, 2007	7,500,000,000
9.50%	April 15, 1994	May 15, 2007	89,153,627
15.00%	February 18, 1986	September 15, 2007	727,688
3.80%	May 2, 2002	March 31, 2008	159,500,000
10.00%	April 20, 2001	February 28, 2008	175,445,523,327
Zero Coupon	September 1, 1993	August 31, 2008	25,000,000
Zero Coupon	October 19, 1993	October 31, 2008	10,167,902
10.00%	April 20, 2001	February 28, 2009	17,544,523,327
Zero Coupon	April 26, 1994	April 30, 2009	51,110,667
13.00%	June 22, 1989	August 31, 2009	30,629,440,854
13.00%	June 22, 1989	August 31, 2010	30,629,440,854
13.00%	June 22, 1989	August 31, 2011	30,629,440,854
6.25%	March 20, 2000	March 31, 2013	13,408,435,174
10.00%	April 21, 1994	August 1, 2013	60,000,000
Zero Coupon	September 1, 1993	August 31, 2013	30,000,000
Zero Coupon	December 8, 1993	November 30, 2013	8,917,688
Zero Coupon	March 31, 1994	March 31, 2014	111,174
Zero Coupon	April 21, 1994	March 31, 2014	6,800,000
Zero Coupon	April 21, 1994	June 30, 2014	25,000,000
13.50%	October 24, 1991	September 15, 2014	17,687,756,422
Zero Coupon	May 18, 1994	November 30, 2014	32,620,000

Interest Rate	Date of Issue	Maturity Date	Principal Amount

8.75%	May 27, 2003	December 21, 2014	6,384,000,000
3.45%	August 15, 2003	December 7, 2033	720,000,000
Zero Coupon	March 14, 1994	June 30, 2015	152,300,000
Zero Coupon	September 14, 1995	July 1, 2015	500,000,000
13.50%	October 24, 1991	September 15, 2015	17,687,756,422
Zero Coupon	April 19, 1994	October 19, 2015	77,877,914
13.50%	October 24, 1991	September 15, 2016	17,687,756,422
Zero Coupon	November 24, 1997	September 15, 2016	1,099,000,000
Zero Coupon	April 18, 1996	September 30, 2019	150,000,000
5.50%	May 30, 2001	December 7, 2023	8,132,517,477
10.50%	May 22, 1998	December 21, 2025	9,539,596,244
10.50%	May 22, 1998	December 21, 2026	9,539,596,244
10.50%	May 22, 1998	December 21, 2027	9,539,596,244
Plus Perpetuals	December 1, 1986	PERPETUAL	163,909
9.75%	April 10, 1980	PERPETUAL	17,670,000
10.00%	January 31, 1978	PERPETUAL	5,700,000
10.00%	January 31, 1978	PERPETUAL	2,800,000

		Total Funded Internal Debt	347,791,704,139

(1)	Excluding short term debt, South African Housing Trust debt and debt of the former TBVC states.

Source: South African National Treasury.

Floating Internal Debt of the Republic of South Africa
(Treasury Bills and Bonds—in rand)
At September 30, 2003

Interest Rate	Date of Issue	Maturity Date	Principal Amount

0.00%	Various Dates	On Demand	1,192,363,891
12.38%	April 2, 2003	October 1, 2003	200,000,000
12.34%	April 9, 2003	October 8, 2003	200,000,000
12.29%	April 16, 2003	October 15, 2003	200,000,000
12.37%	April 23, 2003	October 22, 2003	200,000,000
12.34%	April 30, 2003	October 29, 2003	200,000,000
12.31%	May 7, 2003	November 5, 2003	200,000,000
12.09%	May 14, 2003	November 12, 2003	200,000,000
12.05%	May 21, 2003	November 19, 2003	200,000,000
11.90%	May 28, 2003	November 26, 2003	200,000,000
11.50%	June 4, 2003	December 3, 2003	200,000,00
10.93%	June 11, 2003	December 10, 2003	200,000,000
10.14%	June 18, 2003	December 17, 2003	200,000,000
9.98%	June 25, 2003	December 24, 2003	200,000,000
10.68%	April 2, 2003	October 1, 2003	1,000,000,000
9.65%	July 2, 2003	December 31, 2003	200,000,000
10.80%	July 9, 2003	October 8, 2003	1,000,000,000
9.57%	July 9, 2003	January 7, 2004	200,000,000
11.03%	July 16, 2003	October 15, 2003	1,000,000,000
10.16%	July 16, 2003	January 14, 2004	200,000,000
11.11%	July 23, 2003	October 22, 2003	1,000,000,000
9.84%	July 23, 2003	January 21, 2004	200,000,000
10.74%	July 30, 2003	October 29, 2003	1,000,000,000
9.57%	July 30, 2003	January 28, 2004	200,000,000
10.63%	August 6, 2003	November 5, 2003	1,250,000,000
9.76%	August 6, 2003	February 4, 2004	200,000,000
10.28%	August 13, 2003	November 12, 2003	1,250,000,000
9.72%	August 13, 2003	February 11, 2004	200,000,000
10.18%	August 20, 2003	November 19, 2003	1,250,000,000
9.71%	August 20, 2003	February 18, 2004	200,000,000
9.99%	August 27, 2003	November 26, 2003	1,250,000,000
9.47%	August 27, 2003	February 25, 2004	200,000,000
9.96%	September 3, 2003	December 3, 2003	1,250,000,000
9.51%	September 3, 2003	March 3, 2004	200,000,000
10.04%	September 10, 2003	December 10, 2003	1,250,000,000
9.49%	September 10, 2003	March 10, 2004	200,000,000
9.21%	September 17, 2003	December 17, 2003	1,250,000,000
8.87%	September 17, 2003	March 17, 2004	200,000,00
8.97%	September 25, 2003	December 24, 2003	1,250,000,000
8.51%	September 24, 2003	March 24, 2004	200,000,000

		Total Floating Internal Debt	21,392,363,891

Source: South African National Treasury.

Funded External Debt of the Republic of South Africa(1)
At September 30, 2003

Non-Affected Debt

Interest Rate	Date of Issue	Maturity Date	Principal Amount

9.375%	February 6, 1996	May 6, 2006		£100,000,000
7.00%	October 1, 1996	October 1, 2003		€255,645,940
8.375%	October 17, 1996	October 17, 2006		$300,000,000
3.35%	June 17, 1997	June 17, 2004		¥40,000,000,000
8.50%	June 23, 1997	June 23, 2017		$500,000,000
2.50%	February 2, 1998	May 20, 2003 – May 20, 2021		¥1,730,120,249
6.75%	May 19, 1999	May 19, 2006		€500,000,000
9.125%	May 19, 1999	May 19, 2009		$500,000,000
7.00%	October 14, 1999	October 14, 2004		€300,000,000
3.80%	June 1, 2000	June 1, 2020		¥30,000,000,000
9.125%	March 30, 2000	May 19, 2009		$750,000,000
9.125%	January 29, 2002	May 19, 2009		$250,000,000
7.00%	April 10, 2001	April 10, 2008		€500,000,000
3.80%	June 12, 2001	September 7, 2021		¥30,000,000,000
2.0%	July 18, 2001	July 18, 2007		¥60,000,000,000
1.960%	January 15, 2003	January 15, 2004		$750,000,000
7.375%	April 25, 2002	April 25, 2012		$1,000,000,000
5.250%	May 16, 2003	May 16, 2013		€1,250,000,00
variable-LIBOR	December 14,	July 15, 2003 – July 15, 2011 1999		$15,483,112
variable—CIRR(2)-LIBOR+ 0,40	April 15, 2000	April 15, 2006 – April 15, 2015		$86,480,570
variable—CIRR-LIBOR+ 0,40	July 15, 2000	April 15, 2006 – October 15, 2015		€144,757,631
variable—CIRR-LIBOR+ 0,40	December 15,	April 15, 2006 – October 15, 2015 2001		£25,449,160
variable—CIRR-LIBOR+ 0,40	April 4, 2000	April 15, 2009 – October 15, 2018		$45,977,356
variable—CIRR-LIBOR+ 0,40	April 15, 2001	October 15, 2001 – October 15, 2010	XAU	118,466,620
variable—CIRR-LIBOR+ 0,40	April 15, 2001	April 15, 2009 – October15, 2018		€11,400,316
Variable—CIRR-LIBOR+ 0,40	April 15, 2001	April 15, 2009 – October 15, 2018	SEK	437,261,010
Variable—CIRR-LIBOR+ 0,40	July 15, 2002	October 15, 2006 – April 15, 2016		$110,051,816
4.89%	May 5, 2000	February 28, 2005 – August 28, 2014		€59,984,797
4.89%	May 5, 2000	May 30, 2005 – November 28, 2014		€26,909,152
4.89%	May 5, 2000	September 30, 2005 – March 3, 2015		€26,580,202
4.89%	May 5, 2000	November 11, 2005 – May 25, 2015		€10,661,079
7.50%	May 24, 2000	July 25, 2005 – January 26, 2015		$16,648,294
4.19125%	June 28, 2001	July 25, 2005 – January 16, 2015		$30,606,810
1.64%	August 28, 2003	July 25, 2005 – January 26, 2015		$7,424,213
FLOATING-NON-CIRR	August 21, 2000	January 25, 2006 – July 25, 2015		€186,894,391
FLOATING- NON-CIRR	August 21, 2000	January 25, 2007– July 25, 2016		€113,432,224
FLOATING- NON-CIRR	August 21, 2000	January 25, 2008 – July 25, 2017		€76,338,754
5.97 Fixed EUR CIRR	August 21, 2000	January 25, 2006 – July 25, 2015		€21,557,869
5.97 Fixed EUR CIRR	August 21, 2000	January 25, 2007– July 25, 2016		€13,084,165
5.97 Fixed EUR CIRR	August 21, 2000	January 25, 2008 – July 25, 2017		€8,805,511
7.32% Fixed $ - CIRR	August 21, 2000	January 25, 2006 – July 25, 2015		$6,112,921
7.32% Fixed $ - CIRR	August 21, 2000	January 25, 2007– July 25, 2016		$3,707,814
7.32% Fixed $ - CIRR	August 21, 2000	January 25, 2008 – July 25, 2017		$2,424,822
Floating EUR CIRR	April 28, 2000	June 30, 2003 – December 30, 2012		€119,527,847
	April 27, 2001	November 28, 2003 – May 28, 2013		€188,475,275
	April, 29, 2002	May 31, 2004 – November 30, 2013		€64,515,964
	June 23, 2003	October 29, 2004 – April 29, 2014		€6,222,274
5.97% Fixed EUR CIRR	April 28, 2000	June 30, 2003 – December 12, 2012		€20,197,299
	April 27, 2001	November 28, 2003 – May 25, 2013		€31,847,738
	April 29, 2002	May 31, 2004 – November 2013		€10,901,629
	June 23, 2003	October 29, 2004 – April 29, 2014		€1,051,413
7.32% Fixed $ - CIRR	April 24, 2000	June 30, 2003 – December 30, 2012		$5,358,660
	April 27, 2001	November 28, 2003 – May 28, 2013		$8,521,353
	April 29, 2002	May 31, 2004 – November 11 2013		$3,124,928

(1)	For a discussion of affected debt and non-affected debt see “The External Sector of the Economy — Foreign Debt Arrangements.”

(2)	Commercial Interest Reference Rate (CIRR). The CIRR is determined monthly by the Organization for Economic Cooperation and Development and published on the 14th day of each month. Each CIRR is fixed rates based on the previous 30-day treasury rate of each currency.

Source: South African National Treasury.

Total Non-Affected Debt

by Currency

Euro		€3,948,791,470
Pound Sterling		£125,449,160
Swedish Krone	SEK	437,261,010
U.S. Dollars		$4,391,932,669
Gold Ounces – XAU	XAU	118,466,620
Yen		¥161,730,121,249

Source: South African National Treasury.